                           BUCKHORN MOUNTAIN PROJECT
                                TECHNICAL REPORT



                                  Prepared for:
                           CROWN RESOURCES CORPORATION
                         4251 Kipling Street, Suite 390
                          Wheat Ridge, Colorado 80033
                                      USA



                                  Prepared by:
                         Steffen Robertson and Kirsten
                     7175 West Jefferson Avenue, Suite 3000
                            Lakewood, Colorado 80235
                                 United States
                    Tel: (303)985-1333 o Fax: (303) 985-9947



                                  December 2003

Crown Resources
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        EXECUTIVE SUMMARY

        SRK Consulting ("SRK") was commissioned by Crown Resources Corporation ("Crown") in November 2002 to prepare a technical report with the primary objective of bringing the Buckhorn Mountain Project ("Project") into production. The underlying technical information for this report represents a compilation of work performed by Crown, Greystone Engineering ("Greystone"), Cooper McKinnon & Neal ("CM&N"), Process Research Associates ("PRA") and SRK personnel over the last 12 months.

        SRK and Crown agree that while preparation of the report was not required to be to a bankable standard, it was nonetheless critical that realistic and achievable results be presented.

        The objective of the report was to design a practical mine based upon the stated assumptions and operating parameters.

        PROPERTY DESCRIPTION

        The Project is located in the Myers Creek Mining District of northeastern Okanogan County, Washington, in the southwest quarter of
        Section 24, Township 40N, Range 30E. The gold deposit occurs beneath the north flank of Buckhorn Mountain, a prominent peak in the Okanogan Highlands about 150mi northwest of the city of Spokane, Washington. The mining town of Republic, WA is about 25mi to the southeast.

        The deposit is centered at approximately 48(degree)57'N latitude and 118(degree)59'W longitude, and is located on a property position of approximately 1,700 acres of unpatented mining claims and about 190 acres of private property. Additionally, Crown owns approximately 820 acres of other private land in the vicinity.

        Site infrastructure at the mine will be located on private land owned by Crown and on USFS public land. Crown has responsibility for reclamation of baseline environmental monitoring facilities (e.g. well sites and their access routes).

        HISTORY

        The district developed very shortly after the opening of the former north half of the Colville Indian Reservation in 1896. Between 1900 and 1950, some dozen mines produced minor amounts of copper, gold, silver, and iron ore from within the district, including half a dozen from around Buckhorn Mountain. Several of these occur on Crown's current property; however none are thought to have produced commercial quantities of ore. After 1950, when production from around Buckhorn Mountain ceased, exploration continued sporadically. The most concerted efforts made by several large companies during the 1960s and 1970s, focused on copper. Crown acquired the current Property and began a systematic gold exploration program in 1988.

        Crown conducted surface geophysical and geochemical surveys and in August 1988, embarked on an exploration-drilling program targeted at coincident magnetic and gold-


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page ii
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        in-soil anomalies and ultimately drilled approximately 75,600ft in 204 holes, the majority of which were by reverse circulation ("RC") methods. In March 1990, Crown granted Battle Mountain Gold ("BMG") an option to become a joint venture partner in continued exploration and ultimate development of the property, with BMG as the operator. Delineation drilling continued through 1991 and into 1992, during which time BMG completed an additional 556 holes totaling approximately 228,500ft. Crown drilled an additional 41 core holes on the perimeter of the SWZ during 2002 and 2003. The objectives of this program were to: test for continuity of thickness and grade in critical areas, define the limits of mineralization, acquire samples for metallurgical testing, and carefully log core to determine gold distribution and compare grades against composited grades in earlier drilling.

        In June 2003 Crown submitted an initial Plan of Operations to the USFS and Washington Department of Ecology (DOE) proposing an underground mine and off-site mill.

        GEOLOGY

        The Buckhorn Mt. gold deposit occurs within a portion of an extensive calcic skarn developed along the southern margin of the Jurassic/Cretaceous Buckhorn Mountain pluton, primarily within gently dipping metasediments tentatively correlated with the Permian Attwood Group.

        Gold mineralization is associated with a variety of skarn mineral assemblages, and is concentrated in a variety of stratigraphic/structural settings. The extent of "economic" (i.e. >0.19opt Au) mineralization is described as having dimensions of about 3,000ft length x 1,000ft width x 800ft depth. Sulfide mineralization, principally pyrrhotite, is more extensive. Within the broad zone of gold mineralization, no economic concentrations of other metals have been identified. The overall Au:Ag ratio in the Buckhorn Mt. gold deposit is about 2:1.

        Several discrete mineralized zones comprise the Buckhorn Mt. gold deposit. On the basis of location, geometry, associated skarn mineralogy, and perceived protolith, Battle Mountain Gold defined four "ore" types. In order of importance with respect to the gold mineral resource, these "ore" types are:

           o  Southwest Zone ("SWZ"),
           o  Gold Bowl ("GB") Garnet,
           o  Gold Bowl Magnetite, and
           o  Andesite.

        The SWZ "ore-type" is synonymous with the stratabound, marble-associated, gold-mineralized skarn in the southern portion of the property where the stratigraphic sequence is well defined and relatively continuous. Skarn mineralogy is variable and crudely zoned with magnetite and garnet more abundant towards the east (proximal to the pluton) while pyroxene dominates the western (distal) portion. Sulfide mineralization is dominated by pyrrhotite, which averages 3-5%, and ubiquitous accessory chalcopyrite (trace to 1%). Arsenopyrite, pyrite, and bismuthinite occur in minor amounts overall, but


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                         Page iii
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        arsenopyrite is locally concentrated to >1%. The SWZ is by far the most important zone of gold mineralization, by virtue of both its extent and grade. Gold is concentrated primarily within the laterally continuous, tabular skarn body developed along the upper contact of the major marble unit within the upper portion of the Buckhorn Mountain Sequence. Subordinate gold mineralization occurs within a similar but less extensive skarn body developed along the marble unit's lower contact. These tabular bodies thicken and eventually merge down-dip (eastward) to form a single skarn mass.

        Gold mineralization occurs throughout the large skarn mass of the GB, but the bulk of it is concentrated toward the Footwall Mylonite Zone in two distinct geological settings. Subordinate zones of mineralization appear to reflect either stratigraphic or structural control, but these controls are poorly understood. A schematic cross-section of the Buckhorn Mountain deposit is shown in Figure 1.

         FIGURE 1: SCHEMATIC CROSS-SECTION, BUCKHORN MOUNTAIN DEPOSIT





                               [PICTURE OMITTED]





        RESOURCES & RESERVES

        The Mineral Resources and Reserves as of November 14, 2003 are classified in accordance with the Canadian Institute of Mining, Metallurgy, and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines", 2000, as required by Canadian National Instrument 43-101. In addition, the mineral reserve estimates presented herein comply with the reserve categories required by SEC Industry Guide 7 in the United States.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page iv
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        The Mineral Resources and Reserves are estimated using a cutoff grade derived from operating cost estimates and a gold price of US$350 per ounce, equating to a cutoff grade of 0.19opt Au (6.5gpt Au) and are shown in Table 1.

        TABLE 1: RESOURCE & RESERVE STATEMENT

        ----------------------------------------------------------------------------------------
         AREA           CLASSIFICATION     TONNAGE                  GRADE             CONTAINED
                                            (TONS)      (TONNES)    (OPT)    (GPT)       (OZ)
        ----------------------------------------------------------------------------------------
         RESOURCES
         GOLD BOWL         INDICATED        121,500      110,200     0.56     19.2      68,000

         SW Zone           Inferred         174,800      158,600     0.40     13.7      69,900
         Gold Bowl         Inferred         146,400      132,800     0.48     16.5      70,300
        ----------------------------------------------------------------------------------------
         TOTAL             INFERRED         321,200      291,400     0.43     15.0     140,200

         RESERVES
         SW Zone           Probable       2,471,100    2,241,800     0.34     11.7     840,200
         Gold Bowl         Probable         604,500      548,400     0.25      8.6     151,100
        ----------------------------------------------------------------------------------------
         TOTAL             PROBABLE       3,075,600    2,790,200     0.32     11.1     991,300
        ========================================================================================

        Notes: Mineral Resources are exclusive of Mineral Reserves. US investors are advised that use of the terms "measured resource", "indicated resource" and "inferred resource" are recognized and required by Canadian securities regulations. These terms are not recognized by the U.S. Securities Exchange Commission. U.S. investors are cautioned not to assume that all, or any part, of a mineral resource will ever be converted into mineral reserves.

        MINING & DEVELOPMENT

        The mining methods applied in the study for the entire deposit include variations of the room and pillar and cut and fill designed to operate at a rate of 1,500tpd. In the Gold Bowl, and locally in the eastern most part of the SWZ, the possibility exists for limited areas of longhole mining. However, for this report the more conservative room and rib pillar and cut and fill method was used to develop all stope shapes and development and production schedules.

        In this mining method, a pilot drift is driven in ore just above the footwall contact for the entire length of the panel. Behind the face, core will be drilled both down and up to determine the final h/w and f/w contacts of the panel. Once the footwall contact is determined, a bench will be taken as required and then filled to permit the next lift to be mined. In primary stopes, cemented fill consisting of glacial gravels will be placed. Once set, the next lift in the cycle will begin. This will continue until the hanging wall contact is met. Normal drive height will be approximately 12ft to 14ft. The panels will be a maximum of 16ft wide. When completed, the primary panels will be fully filled with cemented fill to the back, pushed up with machinery. The secondary stopes (pillars mined between the primary stopes) will be 70% filled with uncemented rock fill or glacial gravel. The machinery used to mine will be electric hydraulic jumbos, LHD's and 40t trucks with minimal use of jacklegs and stopers.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page v
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        Stope panel dimensions are 16ft wide with a variable height depending on thickness of material, but a majority of the panels will be between 24ft and 30ft high. A previously completed geotechnical study indicates that the 16ft wide dimension will be a conservative and safe dimension. The 16ft width also allows for minimal waste dilution from the footwall as the panel is being mined.

        The development plan is designed to provide access along the entire deposit in the SWZ so that sufficient access is available for a production rate of at least 1500tpd. Scheduling of production is based on 3D solid models of development and production headings. It is anticipated that further fine tuning of this development plan will be done during operation but it is unlikely there will be significant change to the total amount of development required. However, improvement to the ore production schedules may be realized. It should be emphasized that this development plan was based on the concept of cut and fill mining only and economies are expected with more detailed stope planning. Additionally, conservatism is built into the scheduling to ensure that production and development targets will be met.

        Backfill for placement into the underground workings will be excavated from the Dry Gulch Quarry, a quarry to be located close to the mine. Glacial gravels will be loaded by a conveyor into the haul trucks on the return route from the Kettle River Mill.

        ORE HAULAGE

        Ore mined at the Buckhorn Mt. Mine will be hauled and stockpiled at the mine site north of the Main Portal. Stockpiled ore will be loaded into highway-legal haul trucks by a front-end loader and trucked about 57miles to the Kettle River Mill for processing.

        ORE PROCESSING

        Ore mined at Buckhorn Mountain will be processed at the existing Kettle River Mill under the terms of a tolling agreement. Process Research Associates have completed an analysis which determined that a Falcon Gravity Centrifugal Concentrator followed by cyanidation of the gravity tailings in parallel with regrinding of the gravity concentrate and its cyanidation gives good results, suggesting a gold extraction rate of 91.6%. The study assumes a metallurgical recovery rate of 90%.

        The mill is located outside of the town of Republic, Washington, and was built in the 1980's to treat a variety of gold ores coming for a group of mines in the area. The plant consists of an ore receiving pad, a primary/secondary crushing plant and double fine ore bin followed by grinding, gravity separation (Falcon Concentrator) of the whole ground slurry, cyanidation, carbon adsorption/desorption system and gold electrolysis. The gravity concentrate is subjected to intense cyanidation in a separate circuit. In general, the plant and equipment are in very good condition, well maintained and clean.

        The material tested at PRA required regrinding of the gravity concentrate to about 40 microns to achieve a high recovery by standard cyanidation. This could easily be achieved at the Kettle River Mill with a minimum of investment/modification. One of


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page vi
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        the rod mills (500hp) could be dedicated to regrinding the gravity concentrate. The modifications required would be minimal and would consist of the following:

        o Optional rearrangement of the feed conveyor under the bin to send all the feed through one conveyor rather than two. This is not absolutely necessary as all feed could go through one bin.

        o Remove the rod load, put in a ball load (seasoned 1.5" recommended)

        o Install a new discharge pump box and remove the existing transfer launder.

        o       Install two new mill discharge pumps (one spare, one operating)

        o Install a cyclopak with the underflow discharging to the mill feed chute

        o Install all piping including cyclone overflow line to the head of the cyanidation circuit. Alternatively, the reground material could be sent to the existing intense cyanidation circuit, which would otherwise be redundant.

        o If the Falcon Concentrator is not relocated inside the mill building, there will be a need to install a receiving pump box and two pumps (one spare one operating) to send the concentrate to the regrinding circuit. The estimated cost for this work, totaling approximately US$200,000 is included in the capital cost estimate.

        ENVIRONMENTAL CONSIDERATIONS

        No licenses, permits or certificates of authorization are currently in place relating to the planned mining operation at the Buckhorn Mt. Project. In June of 2003 an initial Plan of Operations was submitted to the state and USFS proposing an underground mine with a remote quarry located 7mi by road to the southwest of the deposit. Subsequent to comments by the USFS a revised Plan of Operations was submitted in August of 2003 and was accepted for completeness by the USFS. Pursuant to NEPA and Washington SEPA requirements the lead agencies were established as the USFS and DOE. The agencies decided that the environmental analysis of the proposed action requires the preparation of a supplemental Environmental Impact Statement (SEIS). Public scoping was started on August 28, 2003.

        A further modified Plan of Operations is in preparation to be submitted to the lead agencies which will describe a project for an underground mining operation with trucking of the ore to the Kettle River Operations owned by Kinross Gold Corporation (Kinross). The Plan of Operations will be similar to that proposed in this study. The agencies are currently considering a similar plan as an alternative to the Plan submitted.

        This new Kettle River milling scenario makes the proposed concept very similar to four other previously operated underground mines permitted by Echo Bay Mines (now Kinross) in recent years. Mining and milling procedures are essentially the same and, based on environmental baseline studies conducted to date and discussions with lead agencies, no impediments are anticipated to issuance of permits.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                         Page vii
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        ECONOMIC ANALYSIS

        The LoM production plan and economic forecast are based on a production rate of 1,500tpd (547.5kt/yr) and covers the period 2006 through 2012, indicating a mine life of 74 months commencing October, 2006. Model parameters are shown in Table 2.

        The LoM Plan is based upon probable reserves.

        TABLE 2: TECHNICAL-ECONOMIC MODEL PARAMETERS
        ------------------------------------------------------------------------
        MODEL PARAMETER                                               TECHNICAL
                                                                          INPUT
        ------------------------------------------------------------------------
        GENERAL ASSUMPTIONS
                Pre-Production Period                                 16 months
                Production Start Date                             October, 2006
                Mine Life                                             74 months
                Operating Days                                         365 days
                Production Rate (avg.)                                 1,500tpd
                Stockpile (avg.)                                        10 days
        MARKET
                Gold Price (base case)                                US$350/oz
        ------------------------------------------------------------------------

        The economics of the Buckhorn Mountain Project are very robust at a gold price of US$350.00/oz. The economic results of the LoM Plan indicate strong economic viability, with substantial operating profit throughout the mine life.

        The Model used in this analysis is considered to contain privileged and confidential information. However, Crown has made these data available to SRK for review. Based upon this review, SRK concludes that the Model prepared by Crown generally follows practices accepted by industry.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS

1.0     INTRODUCTION ..........................................................1
        1.1     Terms of Reference ............................................1
        1.2     Basis of the Report ...........................................1
        1.3     Limitations & Reliance on Information .........................2
        1.4     Disclaimers & Cautionary Statements for US Investors ..........3
        1.5     Mineral Resource/Mineral Reserve Statements & LoM Plans .......4
        1.6     Price Strategy ................................................4
        1.7     Qualifications of Consultant (SRK) ............................4
        1.8     Background ....................................................5
                1.8.1   Property Description, Location & Access ...............5
                1.8.2   Physiography & Climate ................................5
                1.8.3   Land Status ...........................................6
                1.8.4   Net Smelter Royalty ...................................7
                1.8.5   Infrastructure & Environmental Liabilities ............7
                1.8.6   Project History .......................................8
2.0     GEOLOGY & MINERALIZATION .............................................13
        2.1     Regional Geology .............................................13
        2.2     Property Geology .............................................13
                2.2.1   Lithology ............................................14
                2.2.2   Structure ............................................15
                2.2.3   Alteration ...........................................16
        2.3     Mineralization ...............................................17
                2.3.1   Mineralization in the Southwest Zone .................18
                2.3.2   Mineralization in the Gold Bowl ......................19
                2.3.3   Mineralization in the Andesite Zones .................20
3.0     MINERAL RESOURCES & RESERVES .........................................28
        3.1     Drill Hole Database ..........................................28
        3.2     Sampling Method & Approach ...................................29
        3.3     Sample Preparation, Analysis & Security ......................30
        3.4     Data Verification ............................................32
                3.4.1   Drillhole Location & Survey Data .....................32
                3.4.2   Assay Data                                            33
                3.4.3   Specific Gravity Data ................................34
        3.5     Mineral Resource Estimation ..................................34
                3.5.1   Introduction .........................................34
                3.5.2   Drillhole Data .......................................36
                3.5.3   Geological Model .....................................37
                3.5.4   Block Model Construction .............................41
                3.5.5   Statistical Analysis .................................43
                3.5.6   Variography & Geostatistics ..........................45
                3.5.7   Grade Interpolation ..................................46
                3.5.8   Density Modeling .....................................52
                3.5.9   Model Verification ...................................55
                3.5.10  Mineral Resource Categorization ......................56


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page ii
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                3.5.11  Mineral Resource Tabulation ..........................58
        3.6     Resource & Reserve Classification ............................60
        3.7     Tabulation of Resources & Reserves ...........................60
        3.8     Exploration Potential ........................................61
        3.9     Reserve Reconciliation .......................................61
4.0     MINING ...............................................................84
        4.1     Mining Methods ...............................................84
                4.1.1   Mine Access ..........................................85
                4.1.2   Room & Rib Pillar, Cut & Fill ........................86
                4.1.3   Development ..........................................86
                4.1.4   Production Drilling ..................................87
                4.1.5   Blasting .............................................87
                4.1.6   Mucking ..............................................88
                4.1.7   Backfilling ..........................................88
        4.2     Mining Rock Mechanics ........................................88
                4.2.1   Faults ...............................................90
                4.2.2   Rock Mass Classification .............................90
                4.2.3   Stope Dimensioning ...................................91
                4.2.4   Ground Support .......................................92
        4.3     Stope Sequencing .............................................94
        4.4     Mobile Equipment .............................................95
        4.5     Planned Productivities .......................................97
        4.6     Ventilation ..................................................98
        4.7     Ore & Waste Handling Systems ................................100
                4.7.1   Scoops ..............................................100
                4.7.2   Haul Trucks .........................................100
                4.7.3   Material Sizing .....................................100
                4.7.4   Waste Handling ......................................100
                4.7.5   Ore Handling ........................................101
        4.8     Mine Dewatering .............................................101
        4.9     Surface Buildings ...........................................101
        4.10    Mine Maintenance ............................................101
        4.11    Mine Electrical .............................................102
        4.12    Mine Water Supply & Compressed Air ..........................102
        4.13    Underground Communications ..................................102
5.0     SURFACE ORE HAULAGE .................................................110
        5.1     Mine Supplies ...............................................110
        5.2     Roads & Ore Transportation ..................................110
6.0     MINERAL PROCESSING ..................................................113
        6.1     Procedures ..................................................113
                6.1.1   Sample Preparation & Characterization ...............113
                6.1.2   Gravity Concentration ...............................114
                6.1.3   Cyanidation .........................................114
        6.2     Metallurgical Results .......................................115
                6.2.1   Sample Preparation & Characterization ...............115


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                         Page iii
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                6.2.2   Scoping Tests                                        116
                6.2.3   Regrinding of Rougher Gravity Concentrate            118
                6.2.4   Testing at a medium Grind Size of 74 Microns         119
         6.3    Process Recovery                                             120
         6.4    Kettle River Process Facility                                121
7.0     ENVIRONMENTAL CONSIDERATIONS                                         123
        7.1     Previous Mining Activities                                   123
        7.2     Licenses & Certificates of Authorization                     123
        7.3     Waste Management                                             124
        7.4     Water Management                                             125
8.0     MANPOWER                                                             127
        8.1     Underground                                                  127
                8.1.1   Mining Personnel                                     127
                8.1.2   Productivities                                       128
                8.1.3   Maintenance Personnel                                128
        8.2     Processing                                                   128
        8.3     Administration & Technical Services                          128
        8.4     Organization Chart                                           129
9.0     PROJECT SCHEDULE                                                     131
        9.1     Construction Period                                          131
        9.2     Life of Mine Production & Development                        131
10.0    ECONOMIC ANALYSIS                                                    137
        10.1    LoM Plan and Economics                                       137
11.0    REFERENCES                                                           138


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page iv
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                                     TABLES
Table 2: Technical-Economic Model Parameters                                        vii
Table 1.7.1: Key Project Personnel                                                    5
Table 1.8.1: Patented Mining Claims & Land Options                                    7
Table 3.5.1: Summary of Drillholes Used on 2003 Resource Estimate                    36
Table 3.5.2: Geologic Models Used for the SWZ Resource Estimation                    39
Table 3.5.3: SWZ "Unwrinkling" Parameters                                            39
Table 3.5.4: Geologic Models Used for Gold Bowl Resource Estimation                  41
Table 3.5.5: Block Model Geometries                                                  42
Table 3.5.6: Summary Statistics of Composites Used for SWZ Grade Interpolation       43
Table 3.5.7: Summary Statistics of Composites for Gold Bowl Grade Interpolation      44
Table 3.5.8: SWZ Nugget Effect as Determined Using Various Methods                   46
Table 3.5.9: SWZ Variogram Sill Values as Determined Using Various Methods           46
Table 3.5.10: Target Solids & Source Regions for SWZ Grade Interpolation             47
Table 3.5.11: SWZ Pass-1 Grade Interpolation Parameters                              47
Table 3.5.12: SWZ Pass-2 Grade Estimation Parameters                                 48
Table 3.5.13: SWZ Pass-3 Grade Estimation Parameters                                 49
Table 3.5.14: SWZ "SWORE" Solids Grade Interpolation Parameters                      50
Table 3.5.15: Number of SWZ Model Blocks Updated During Each Pass                    50
Table 3.5.16: Summary of Drillholes Used on 2003 Resource Estimate                   51
Table 3.5.17: Grade Interpolation Profile for each Gold Bowl Modeled Ore Solid       51
Table 3.5.18: Gold Bowl Pass-2 Grade Interpolation Profile Parameters                52
Table 3.5.19: Number of Gold Bowl Model Blocks Updated During Each Pass              52
Table 3.5.20: SWZ Pass-1 Magnetite Interpolation Parameters                          54
Table 3.5.21: SWZ Pass-2 Magnetite Interpolation Parameters                          54
Table 3.5.22: Summary of Drillholes Used on 2003 Resource Estimate                   55
Table 3.5.23: Density Assigned to Gold Bowl Ore Solids & Domains                     55
Table 3.5.24: Gold Bowl Resource Categorization                                      58
Table 3.5.25: SWZ Mineral Resource Classification                                    59
Table 3.5.26: Gold Bowl Mineral Resource Classification                              59
Table 3.5.27: Other Mineralization in the Gold Bowl                                  60
Table 3.7.1: Resource & Reserve Statement                                            61
Table 3.9.1: Previous Reserve Statement                                              62
Table 4.2.1: Uniaxial Rock Strength Parameters                                       90
Table 4.2.2: Description of Geotechnical Domains                                     91
Table 4.2.3: Mining Rock Mass Rating (MRMR) of Domains                               91
Table 4.4.1: Mobile Equipment                                                        96
Table 4.4.2: Equipment Utilization                                                   97
Table 4.5.1: Mining Productivity                                                     98
Table 4.6.1: Ventilation Estimate Based on Diesel Equipment                          99
Table 4.6.2: Main Airways                                                            99
Table 4.11.1: Underground Mine - Installed Electrical Load                          102
Table 5.1.1: Surface Road Haul                                                      111
Table 6.2.1: Surface Road Haul                                                      115
Table 6.2.2: Effect of Grind Size on gravity Concentration                          116

--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page v
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

Table 6.2.3: Pan Concentrates from Cleaning the Gravity Concentrates                  117
Table 6.2.4: Cyanidation of Final Gravity Tailings                                    117
Table 6.2.5: Cyanidation of Final Gravity Tailings                                    118
Table 6.2.6: Gravity Separation & Cyanidation of Products                             118
Table 6.2.7: Material Balance of Centrifugal Gravity Concentration                    119
Table 6.2.8: Cyanidation of Gravity Concentrate - Effect of Particle Size             120
Table 6.3.1: Material Balance                                                         121
Table 7.2.1: Environmental Permits                                                    124
Table 7.3.1: Sequence of Initial Development Rock for Temporary Storage               125
Table 7.3.2: Summary of Acid Generation Potential for Development Rock                125
Table 8.1.1: Mine Personnel, Year 2                                                   127
Table 8.1.2: Mine Manpower Productivity                                               128
Table 8.3.1: Administration & Technical Services Personnel                            129
Table 9.2.1: Production Schedule                                                      132
Table 10.1.1: Technical-Economic Model Parameters                                     137


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page vi
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

                                     FIGURES

Figure 1.1: Regional Location, Buckhorn Mountain Project                                                10
Figure 1.2: Land Disposition, Buckhorn Mountain Project                                                 11
Figure 1.3: Unpatented Claims, Buckhorn Mountain Project                                                12
Figure 2.1: Regional Geologic Setting                                                                   21
Figure 2.2: Surface Geology, Buckhorn Mountain Project                                                  22
Figure 2.3: Schematic Cross-Section, Southwest Zone                                                     23
Figure 2.4: Plan View, Contoured grade x Thickness of SWZ Drillhole Intercepts                          24
Figure 2.5: Plan View, `Vertically-Accumulated' Modeled Ounces in the SWZ                               25
Figure 2.6: Schematic Cross-Section, Gold Bowl                                                          26
Figure 2.7: Schematic Cross-Section, Buckhorn Mt. Gold Deposit                                          27
Figure 3.1: Drill Hole Collar Locations                                                                 63
Figure 3.2: 2002 In-Fill Drill Holes                                                                    64
Figure 3.3: 3D Ore Solids, SWZ Geological Models (SW)                                                   65
Figure 3.4: 3D Ore Solids, SWZ Geological Models (NE)                                                   66
Figure 3.5: 3D Ore Solids, Gold Bowl Geological Models (SW)                                             67
Figure 3.6: Schematic Diagram Showing Volume Calculation Using Needling                                 68
Figure 3.7: Log-Normal Histogram of SWZ Drillhole Assay Composites                                      69
Figure 3.8: Cumulative Frequency of SWZ Drillhole Assay Composites                                      70
Figure 3.9: Log-Normal Histogram of GB Drillhole Assay Composites                                       71
Figure 3.10: Cumulative Frequency of GB Drillhole Assay Composites                                      72
Figure 3.11: 3D Semi-Variogram of SWZ Top Domain Composites (1)                                         73
Figure 3.12: 3D Semi-Variogram of SWZ Top Domain Composites (2)                                         74
Figure 3.13: 3D Vertical Semi-Variogram of SWZ Top Domain (3)                                           75
Figure 3.14: 3D Omni-Directional Semi-Variogram of SWZ T8 Composites                                    76
Figure 3.15: Downhole Semi-Variogram of all SWZ Composites                                              77
Figure 3.16: 3D Omni-Directional Semi-variogram of all SWZ Composites                                   78
Figure 3.17: Scatter Diagram of SWZ Drillhole Assay Composite Grade                                     79
Figure 3.18: Cumulative Frequency of SWZ Estimated Block Grades & Drillhole Assay Composite Grades      80
Figure 3.19: Scatter Diagram of GB Drillhole Assay Composite Grade                                      81
Figure 3.20: Log-Normal Histogram of GB Estimated Block Grades & Drillhole Assay Composite Grades       82
Figure 3.21: Cumulative Frequency of GB Estimated Block Grades & Drillhole Assay Composite Grades       83
Figure 4.1: Site Plan                                                                                  103
Figure 4.2: Example of Stope Access                                                                    104
Figure 4.3: Mine Development Plan                                                                      105
Figure 4.4: Dry Gulch Quarry                                                                           106
Figure 4.5: Backfill Batch Plant, Typical Cross Section                                                107
Figure 4.6: Typical Stope Sequence                                                                     108
Figure 4.7: Ventilation System Schematic                                                               109
Figure 5.1: Mine Access & Ore Haul Route                                                               112
Figure 8.1: Organization Chart                                                                         130
Figure 9.1: Monthly Mill Feed Grade                                                                    135


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                         Page vii
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

Figure 9.2: Monthly Ore, Waste & Gold to Mill


                                   APPENDICES
Appendix A1: Mine Site & Mill Claims
Appendix A2: Economic Geology of the Crown Jewel Gold Skarn Deposit
Appendix A3: Resource Model Drillhole Database
Appendix A4: Drillhole Intersections and Averaged Grades across GB Solids & Polygons
Appendix A5: Southwest Zone Intersections
Appendix A6: Excerpts from Johnson, 1992, "The Crown Jewel Deposit Reserve Report
Appendix A7: Sampling Procedures for 2002-03 SWZ Drilling
Appendix B:  Certificate & Consent Forms


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


1.0     INTRODUCTION

        SRK Consulting ("SRK") was commissioned by Crown Resources Corporation ("Crown") in November 2002 to prepare a technical report with the primary objective of bringing the Buckhorn Mountain Project ("Project") into production.

        The underlying technical information for this report represents a compilation of work performed by Crown, Greystone Engineering ("Greystone"), Cooper McKinnon & Neal ("CM&N"), Process Research Associates ("PRA") and SRK personnel over the last 12 months.

1.1     TERMS OF REFERENCE

        The Life-of-Mine mining plan has been prepared by Crown engineers and independent consultants with extensive knowledge of this project. SRK and Crown agree that while preparation of the technical report was not required to be to a bankable standard, it was nonetheless critical that realistic and achievable results be presented.

        SRK's scope of involvement included:

        o       Review of the engineering work;

        o       Evaluation of resources and reserves;

        o       Review of the mine plan and production schedule;

        o       Review of environmental plans and permits;

        o       Review of operating and capital cost estimates;

        o       Review of the financial results and sensitivities; and

        o       Final sign-off of the report.

        The objective of the technical report was to design a practical mine based upon the stated assumptions and operating parameters.

        The sources of information used in preparing this report are listed in
        Section 13 of this report.

1.2     BASIS OF THE REPORT

        In summary, this report has been based on:

        o Inspection visit to the Buckhorn Mountain deposit by Mike Michaud in 2003;


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page 2
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        o       Full access to key personnel for discussion and enquiry;

        o A review of the underlying geological and sampling data, including spot checks of the core;

        o Statistical and geostatistical analysis of the sample data with generation of estimating parameters;

        o       A geotechnical study prepared by SRK;

        o Construction of a grade model by Crown personnel under the supervision of SRK;

        o Development by Crown personnel and its consultants of a Life of Mine ("LoM") development and extraction plan including development of fundamental mining parameters, access, development sequence, mine fleet and ancillary equipment, labor, ventilation, power, water and maintenance;

        o Review of the LoM plan by SRK with adjustments and modifications as deemed appropriate;

        o Estimation of mining costs developed from equipment, manpower and consumables developed from the LoM plan;

        o Mineral process on the basis of toll treatment by the nearby Kettle River mill; and

        o       Classification of Mineral Resources and Mineral Reserves by SRK.

        SRK's approach in undertaking the estimation of the Mineral Resource and Mineral Reserve estimations and classifications is detailed in Section
        3. Mineral Resource and Mineral Reserve statements, LoM plans and related estimation methodologies, which were developed by SRK and others, are presented in this report.

        SRK has not independently verified the underlying data, including sampling and assay data.

1.3     LIMITATIONS & RELIANCE ON INFORMATION

        SRK's opinion contained herein and effective November 14, 2003, is based on information provided to SRK by Crown throughout the course of SRK's investigations as described in Section 1.2, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

        The achievability of LoM plans, budgets and forecasts are inherently uncertain. Consequently actual results may be significantly more or less favorable.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page 3
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

        SRK is not an insider, associate or an affiliate of Crown, and neither SRK nor any affiliate has acted as advisor to Crown or its affiliates in connection with the Buckhorn Mountain Project. The results of the study by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

        SRK reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject.

1.4     DISCLAIMERS & CAUTIONARY STATEMENTS FOR US INVESTORS

        In considering the following statements SRK, notes that the term "ore reserve" for all practical purposes is synonymous with the term "Mineral Reserve".

        The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain items are used in this report, such as "resources," that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

        Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, and future product prices. The reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves. The converse is also true.

        The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission ("OSC"). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

        SRK has been informed by Crown that there is no current litigation that may be material to any of the Buckhorn Mountain assets, and that Crown is not aware of any pending litigation that may be material to any of the Buckhorn Mountain assets.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page 4
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


1.5     MINERAL RESOURCE/MINERAL RESERVE STATEMENTS & LOM PLANS

        The effective date of the mineral resource and mineral reserve statements in this report is 14 November 2003.

1.6     PRICE STRATEGY

        In this report, mineral reserves were calculated at a gold price of US$350/oz. Mineral resources were calculated by technical-economic analysis at a gold price of US$350/oz.

1.7     QUALIFICATIONS OF CONSULTANT (SRK)

        The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits the SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

        This report has been prepared based on a technical and economic review by a team of consultants sourced from the SRK Group's Toronto, Canada and Denver, US offices. These consultants are specialists in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, underground mining and mineral economics.

        Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Crown or in the assets of Crown. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

        The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

        The key project personnel contributing to this report are listed in Table 1.7.1. Certificate and Consent forms are provided in Appendix B.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page 5
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 1.7.1: KEY PROJECT PERSONNEL
        -------------------------------------------------------------------------------------------------
        COMPANY                NAME                     TITLE                          DISCIPLINE
        -------------------------------------------------------------------------------------------------
        CROWN RESOURCES        Walter H. Hunt           Vice President, Operations
        -------------------------------------------------------------------------------------------------
        SRK CONSULTING         Michael Michaud          Principal Geologist            Resources
                               William Tanaka           Principal Geological Engineer  Reserves
                               Ken Reipas               Principal Mining Engineer      Mining
                               Nick Michael             Sr. Mineral Economist          Project Economics
        -------------------------------------------------------------------------------------------------
        GREYSTONE ENGINEERING  Lyle A. Morgenthaler     Consulting Engineer            Mine Design
        -------------------------------------------------------------------------------------------------
        COOPER, MCKINNON &     Peter Cooper             Geologist
        NEAL
                               Tyler McKinnon           Geologist
                               William Neal             Geologist
        -------------------------------------------------------------------------------------------------
        PROCESS RESOURCE       John Huang               Metallurgist                   Project Manager
        ASSOCIATES
                               Michael Robert           Process Specialist             Metallurgy
        -------------------------------------------------------------------------------------------------

1.8     BACKGROUND

1.8.1   PROPERTY DESCRIPTION, LOCATION & ACCESS

        The Project is located in the Myers Creek Mining District of northeastern Okanogan County, Washington, in the southwest quarter of
        Section 24, Township 40N, Range 30E (Figure 1.1). The gold deposit occurs beneath the north flank of Buckhorn Mountain, a prominent peak in the Okanogan Highlands about 150mi northwest of the city of Spokane, Washington. The mining town of Republic, WA is about 25mi to the southeast, the agricultural town of Oroville, WA is about 20mi due west and the settlement of Chesaw lies about 3mi to the west. The settlement of Rock Creek, British Columbia is located about 7mi due north. None of these smaller communities exceed 2,500 in population.

        Chesaw, the nearest community to the deposit, is accessible via a well-maintained paved county road from Oroville (Figure 5.1). Access to the property can be gained by continuing on the same county road about 3mi, then eastward and northward about 6mi on the gravel County Road 4895 and the USFS maintained Road 120.

        Access to the property may also be gained from the east, via a series of USFS gravel roads that are connected to a paved county road running along the Toroda Creek valley, approximately 6mi east of the Project.

1.8.2   PHYSIOGRAPHY & CLIMATE

        The Okanogan Highlands physiographic province is mountainous, and is characterized by rounded peaks and moderately steep walled valleys. The elevation range in the project area is approximately 4,500ft to 5,500ft, with slopes of 2H:1V common (Johnson, 1992). The summit of Buckhorn Mountain is at 5,602ft, and is the highest in the Myers Creek district. The mountainside under which the deposit lies has a thin mantle of glacial till and/or coarse colluvium with sparse outcropping bedrock.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 60
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Upland areas of the highlands have been dissected by a series of creeks that form a dendritic drainage pattern. Drainage in the project area is predominantly eastward into Toroda Creek, and subordinately westward into Myers Creek, both of which flow northward into the Kettle River and ultimately into the Columbia River. Major creeks draining the Property define a strong northwest-southeast grain in the regional drainage pattern.

        Vegetative cover in the project area is mostly coniferous forest dominated by Douglas fir and western larch. Natural openings on forested hillsides consist of dry scrublands or grassy meadows. The project area has been extensively logged, mostly by selective salvage methods. There are scattered clear cuts about Buckhorn Mountain currently in varying stages of regeneration. The upper reaches of Buckhorn Mountain are still forested, whereas the northern flank, under which the northern portion of the deposit lies, has been clear cut.

        The climate in the deposit area can be considered temperate. Local meteorological conditions were monitored by BMG and their measurements correlated with historical data from other stations in the region. Calculated mean monthly temperatures range from 21(degree)F to 61(degree)F, with daily extremes ranging from near -10(degree)F to near 90(degree)F. The calculated mean annual precipitation is 20in, approximately 35% of which falls as snow. Average total snow accumulation in the area of the deposit is about 3ft. May and June are the wettest months, September and October the driest.

1.8.3   LAND STATUS

        The deposit is centered at approximately 48(degree)57'N latitude and 118(degree)59'W longitude, and is located on a property position of approximately 1,700 acres of unpatented mining claims and about 190 acres of private property. Additionally, Crown owns approximately 820 acres of other private land in the vicinity.

        The northernmost portion of the deposit is located on private land with surface and mineral title belonging to Crown. The majority of the deposit is located under United States Forest Service ("USFS") surface rights. Since 1987, Crown has held the mineral rights to the area of the deposit through unpatented mining claims and fee land. A list of claims in the deposit area currently owned or controlled by Crown is included in Appendix A-1. The land status and location of unpatented claims are shown on Figures 1.2 and 1.3.

        Patented mine claims and option land for backfill borrow pit areas are shown in Table 1.8.1.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page 7
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 1.8.1: PATENTED MINING CLAIMS & LAND OPTIONS
        -------------------------------------------------------------------------------------------------------------
        DESCRIPTION                              TOWNSHIP         RANGE          SECTION(S)         PIN        SIZE
                                                                                                            (ACRES)
        -------------------------------------------------------------------------------------------------------------
        PATENTED MINE CLAIMS (ORE)
        MS 1035                                        40            30            14 & 23
        MS 1145                                        40            30      13,14,24 & 23
        MS 1034                                        40            30            14 & 23
        MS 640                                         40            30            14 & 23
        MS 673                                         40            30            23 & 24
        -------------------------------------------------------------------------------------------------------------
                                TOTAL CLAIMS                                                                 191.82
        LAND OPTION (BACKFILL BORROW AREA)
        Private Owner                                  39            30                 04          0011      21.03
        Private Owner                                  39            30                 04          0010      21.03
        Private Owner                                  39            30                 04          0009      21.03
        Private Owner                                  39            30                 04          0015      21.32
        Private Owner                                  39            30                 04          0014      20.11
        Private Owner                                  39            30                 04          0013      20.11
        -------------------------------------------------------------------------------------------------------------
                                TOTAL LAND OPTIONS                                                           124.63
        -------------------------------------------------------------------------------------------------------------

1.8.4   NET SMELTER ROYALTY

        By virtue of an underlying agreement with Crown (dated July 23, 2001) Newmont Mining Corporation ("Newmont") is entitled to a net smelter return ("NSR") royalty on the first 1million ounces of gold production from the Property. The value of the royalty is based on the prevailing price of gold, ranging from 0.5% for gold below US$280/oz to 4.0% for gold over US$400/oz. Crown has the right to buy-out this royalty within five years of the agreement date for US$2.0million in cash. This study assumes a buyout of the NSR.

1.8.5   INFRASTRUCTURE & ENVIRONMENTAL LIABILITIES

        Site infrastructure at the mine will be located on private land owned by Crown and on USFS public land. Road access will include existing public rights of way owned by Okanogan County and by the Forest Service. A right of way across Washington State land will also be acquired as part of the permitting process for the mine.

        Crown has limited outstanding environmental liabilities with respect to the Property. Newmont has completed physical reclamation of all past exploration disturbance. Revegetation is in progress. Crown has responsibility for reclamation of baseline environmental monitoring facilities (e.g. well sites and their access routes). The USFS has required Crown to post a US$90,000 bond cover this liability.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page 8
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


1.8.6   PROJECT HISTORY

        BACKGROUND

        The district developed very shortly after the opening of the former north half of the Colville Indian Reservation in 1896. The settlement of Chesaw was originally established as a prospectors' encampment, but quickly developed into a sizable mining community. Between 1900 and 1950, some dozen mines produced minor amounts of copper, gold, silver, and iron ore from within the district, including half a dozen from around Buckhorn Mountain. Several of these occur on Crown's current property; however none are thought to have produced commercial quantities of ore.

        Five of the historic mines around Buckhorn Mountain, and a few undeveloped prospects, exploited components of the extensive skarn in which Crown's gold deposit is hosted. According to Moen's descriptions, the style of mineralization in many of these historic mines is similar to that of Buckhorn Mountain Project; however none of the historically targeted mineralization is part of what is now recognized as the Project.

        After 1950, when production from around Buckhorn Mountain ceased, exploration continued sporadically. The most concerted efforts made by several large companies during the 1960s and 1970s, focused on copper. Crown acquired the current property and began a systematic gold exploration program in 1988.

        DISCOVERY & DEPOSIT DELINEATION

        Crown conducted surface geophysical and geochemical surveys and in August 1988, embarked on an exploration-drilling program targeted at coincident magnetic and gold-in-soil anomalies. The second hole of the program intersected two significant zones of mineralization in what is now known to be the northern portion of the Buckhorn Mountain gold deposit. Following this discovery hole and four others with significant intercepts, an expanded systematic drilling program was launched (Neal and Stiles, 1995). Crown ultimately drilled approximately 75,600ft in 204 holes, the vast majority of which were by reverse circulation ("RC") methods.

        In March 1990, Crown granted Battle Mountain Gold ("BMG") an option to become a joint venture partner in continued exploration and ultimate development of the property, with BMG as the operator. Delineation drilling continued through 1991 and into 1992, during which time BMG completed an additional 556 holes totaling approximately 228,500ft. About a quarter of these holes were diamond-cored.

        In January 1992, BMG submitted a plan of operations to relevant permitting agencies regarding the construction, operation, closure and reclamation of a surface mining and milling operation on the property. Additional drilling in 1992 was primarily directed toward condemnation of potential production-related facility sites. Seven in-fill RC holes totaling 3,380ft were drilled in mid-year, in part for better definition of the southern limit of the deposit. An additional five core holes totaling 1,858ft were drilled in 1995,


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                           Page 9
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        primarily for the acquisition of permitting-related testing materials. These latter holes were sited as `twins' of existing holes.

        Crown drilled 41 core holes on the perimeter of the Southwest Zone during 2002 and 2003. The objectives of this program were to:

        o       Test for continuity of thickness and grade in critical areas;

        o       Define the limits of mineralization;

        o       Acquire samples for metallurgical testing; and

        o Carefully log core to determine gold distribution and compare grades against composited grades in earlier drilling.

        MINE PERMITTING

        BMG prepared in early 1992 a Plan of Operations for an open pit mine and on-site mill for the extraction of reserves containing 1.7M ounces of gold. BMG submitted a revised and comprehensive Plan of Operations to the permitting agencies in March 1993, in response to various requests for clarification and supplemental information. A draft environmental impact statement (EIS) was issued in June 1995, in which seven development alternatives were examined (including one for no development). In response to the draft EIS and additional requests from the permitting agencies, BMG submitted four separate revisions to the Plan of Operations during 1995-1996. The final EIS was issued in February 1997, and the associated Record of Decision supported BMG's modified proposal. Permitting and related detailed mine-planning activities continued through 1999.

        In January 2000, Washington State's Pollution Control Hearings Board ruled against BMG in an appeal of certain water-issue approvals. While in the process of seeking a legal appeal of the ruling, BMG entered merger negotiations with Newmont, which led to the Newmont takeover of BMG in January 2001. Newmont reviewed the project in mid-2001 but decided against continued participation in the joint venture. The property was subsequently returned to Crown, with Newmont retaining only a production-royalty interest (see Section 1.2.4).

        In June 2003 Crown submitted an initial Plan of Operations to the USFS and Washington Department of Ecology (DOE) proposing an underground mine and off-site mill. The status of this permitting process is discussed in detail in Section 7.2.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 10
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 1.1: REGIONAL LOCATION, BUCKHORN MOUNTAIN PROJECT













                                    [PICTURE]


















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 11
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 1.2: LAND DISPOSITION, BUCKHORN MOUNTAIN PROJECT















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 12
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 1.3:  UNPATENTED CLAIMS, BUCKHORN MOUNTAIN PROJECT
















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 13
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


2.0     GEOLOGY & MINERALIZATION

        This section, prepared by CM&N, describes the geology of the Buckhorn Mountain area with respect to lithology, structure, alteration and mineralization.

2.1     REGIONAL GEOLOGY

        The Buckhorn Mountain area is underlain by an assemblage of deformed late Paleozoic to early Mesozoic supracrustal rocks of greenschist grade metamorphism, which occur along the north flank of the Okanogan Metamorphic Core Complex (Figure 2.1).

        This assemblage, considered to be part of the accreted Quesnel terrane ("Quesnellia"), is bounded to the east by the Eocene Toroda Creek "Graben" and to the west by an appendage of the Okanogan Complex. Within the assemblage, Permian sequences locally overlie Triassic and Jurassic sequences along the Chesaw Thrust. Late Mesozoic to early Cenozoic felsic plutons and stocks have intruded both the supracrustal rocks and the adjacent metamorphic complex.

2.2     PROPERTY GEOLOGY

        The Buckhorn Mountain gold deposit occurs within a portion of an extensive calcic skarn developed along the southern margin of the Jurassic/Cretaceous Buckhorn Mountain pluton, primarily within gently dipping metasediments tentatively correlated with the Permian Attwood Group.

        Skarn alteration, and gold mineralization, was focused along several stratabound and structurally controlled corridors. Hornfels developed peripheral to the major skarn masses. Overlying the metasediment-hosted skarn is a sequence of andesitic metavolcanics, tentatively correlated with the Elise Formation of the Jurassic Rossland Group.

        The Attwood/Rossland contact is regionally unconformable. This contact and the base of the andesitic sequence have been a locus for shearing. Skarn development locally extends across the metasediment/metavolcanic contact, and skarn alteration has overprinted mylonitic fabrics.

        The geology of the deposit and immediate environs is known best from drill hole logging, due in part to the generally flat-dipping nature of the strata. The surface geological plan presented in Figure 2.2 represents the integration of information projected from drill holes with surface mapping.

        An unpublished account included in Appendix A-6 provides a summary description of the deposit as a whole, and includes discussions of regional stratigraphic correlation. The following brief descriptions are based largely on this work. For simplicity, the prefix "meta-" has been omitted.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 14
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


2.2.1   LITHOLOGY

        Two sedimentary-volcanic sequences have been recognized in the deposit area:

        o       the older, generally more deformed "Crystal Butte Sequence"
                ("CBS"); and

        o the younger, generally less deformed "Buckhorn Mountain Sequence" ("BMS").

        The BMS hosts the mineral deposit. The CBS is exposed at surface to the south of the deposit area, and drilling for deposit delineation has not penetrated the BMS (>500ft), therefore the exact nature of the relationship between the two is not known.

        Both sequences contain similar fine- to coarse-grained clastic sediments and volcaniclastic rocks. Their distinction lies primarily in the presence of marble within the BMS. The most important zone of gold mineralization is related to a major unit of marble (up to 350ft thick) occurring near the `top' of the sequence. Several other lower marble units were intercepted in drill holes within the upper portion of the BMS. Stratigraphic facing has not been verified, but the sequence is presumed to be right-way up.

        Andesite constitutes the dominant outcropping rock type on Buckhorn Mountain. A sequence of augite-phyric, generally fine-grained andesitic volcanics overlies the BMS in apparent unconformity. The drill-intersected thickness of the sequence exceeds 400ft. The sequence includes fragmental clasts of coarse porphyritic andesite that are most abundant in its lower portion. Locally, andesite porphyry grades into fine-grained dioritic andesite that resembles the diorite border phase of the nearby Buckhorn Mountain pluton. Contact relationships between these three rock types are unclear. Hickey noted as well, intercalations of "shale" and more felsic volcanics within the sequence.

        The main mass of the Buckhorn Mountain Pluton lies to the north of the property. An appendage extends southward along the eastern side of the deposit area at surface.

        The pluton is composed primarily of equigranular fine- to medium-grained granodiorite. Drill holes that penetrate the northernmost reaches of the deposit end in granodiorite at depths of 400ft to 500ft. The distribution of "diorite" is described as a border phase to the main intrusive mass, noting the similar OVERALL but different MODAL mineralogy between diorite and granodiorite. BMG geologists also mapped much of the southern extremity of the appendage as diorite.

        A K/Ar date of 65.6 +/-0.8Ma, obtained from a highly altered sample, represents a minimum age for the pluton.

        Discrete sill-like bodies to small irregular masses of diorite occur locally within the deposit area, at several stratigraphic levels within the BMS. These diorite bodies are texturally and mineralogically similar to diorite seen within the andesite sequence and along the margin of the Buckhorn Mountain Pluton.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 15
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Several compositional varieties of dikes have intruded all components of the stratigraphic sequence. The most voluminous are felsic quartz porphyries ("QP"), which are up to 50ft in apparent thickness. They tend to occur in swarms that can collectively `displace' a significant lateral extent of strata. A K/Ar date of 44.0 +/-0.4Ma for a "least-altered" sample is assumed.

        Of subordinate importance are several textural varieties of granodioritic dikes. These include biotite-, hornblende-, and feldspar-phyric as well as equigranular granodiorite. Gradations between them have been interpreted, as has a complete gradation between granodiorite, diorite and andesite locally. The granodioritic dikes are most abundant toward the eastern side of the deposit area, and are generally less than ten feet in apparent thickness.

        In-fill drilling conducted in 2002-03 revealed the ubiquitous presence of "mylonitic" zones in the BMS and overlying andesitic sequence. These features were not well documented in previous drill core logging campaigns. Mylonitic zones are characterized by strong planar fabric development and commonly host kink folds and rotated fragments with pressure shadows, indicative of some degree of shearing. They are highly variable in width, from less than 1ft to greater than 50ft, and in orientation, from apparently shallow dipping to steep dipping.

        Mylonitic zones postdate intrusion of the QP dikes, as evidenced by dike fragments within mylonite, and predate the development of skarn evidenced by skarn mineral assemblages which have destroyed mylonitic texture. Although skarn-altered mylonitic rock can be mineralized, mylonitic zones are not preferred hosts to gold mineralization.

        A sequence of andesitic to dacitic tuffs, flows and volcaniclastic sediments occurs approximately half a mile to the east of the deposit area, beyond the southern appendage of the Buckhorn Mountain Pluton. These rocks are presumed to be younger than similar andesitic volcanics that overlie the BMS in the deposit area. They are believed to be of Eocene age, and have been tentatively correlated with the Challis Sequence. The regional distribution of these rocks defines the north to north-northeast trending Toroda Creek "Graben".

2.2.2   STRUCTURE

        Across the southern half of the deposit area, the BMS and overlying andesite sequence define a homocline dipping gently (<30o) to the southeast. Skarn occurring between marble of the BMS and the overlying andesite is continuous down dip, and has become known in general terms as the Southwest Zone ("SWZ") skarn. The homocline is disrupted by the North Lookout Fault Zone ("NLF"), which is a complex of steep southeast dipping normal faults. The fault zone is characterized by brittle deformation structures (fractures, breccia, and gouge). Down-dip displacement of strata across the main strand of the fault zone averages about 120ft. There are indications of other similarly oriented faults further to the east, but significant displacement across them is not apparent.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 16
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        The structure of the northern half of the deposit area is somewhat more complex, and the stratigraphic sequence less well defined. Here the down-dip, eastward continuity of the BMS is limited by the steep east to northeast dipping Footwall Mylonite Zone ("FMZ"). To the east of the FMZ, a large mass of skarn occurs in the subsurface, with no relict marble apparent. Sediments presumed to be of the BMS overlie the skarn, and are in turn overlain by andesite. The skarn mass and overlying sediments have crude synformal geometry. This area east of the FMZ has become known as the Gold Bowl ("GB").

        The sense of displacement across the FMZ appears to be normal; however the lack of correlative units on either side precludes estimation of magnitude. The upper marble- and skarn-bearing portion of the BMS is poorly defined west of the fault due to a lack of drilling in that area.

        As defined, the FMZ is a zone of brittle-ductile deformation (mylonite, stretched fragments, kink folds) that "marks the western boundary of significant skarn development north of the NLF". It does form the western limit of a large coherent skarn mass, but its role in the genesis of that skarn mass is not clear. There is skarn developed to the west of it, with and without associated marble, at several stratigraphic levels in the BMS.

        The relationship between the FMZ and the NLF is unclear, as they converge in an area of apparent structural complexity. Neither can be traced directly through this area of convergence, but displaced faults with similar trends of each appear beyond the other. However, it appears that the NLF truncates the FMZ, as there has been no documentation of features characteristic of it to the south of the NLF.

        A west-northwest to northwest trend can be seen in the drainage pattern on Buckhorn Mountain. In the deposit area, the pattern of drill hole-intersected QP dikes suggests a northwesterly trend, and similar dikes mapped on surface support that interpretation. It is noted that the structural fabric of the Okanogan Metamorphic Core Complex exhibits a similar trend.

        The Eocene volcanics that occur to the east of the deposit area rest against granodiorite of the southern appendage of the Buckhorn Mountain Pluton, and dip moderately eastward. A deformation zone up to 1000ft wide adjacent to the pluton may mark the western margin of the Toroda Creek Graben. Strong fracturing and brecciation, quartz veining, and strong argillic alteration characterize the zone, with fractures and breccia by clay and calcite.

2.2.3   ALTERATION

        Skarn is developed over a broad area on the northern flanks of Buckhorn Mountain, adjacent and in close proximity to the southern margin of the Buckhorn Mountain Pluton. Based on outcrop exposures, an affected area of about one square mile around the Magnetic Mine, immediately to the north of the deposit is estimated. Subsurface drill data from the deposit area suggest a far greater extent.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 17
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Skarn alteration in the deposit area has affected most rock types to some degree, but has been primarily focused on the carbonate rocks (limestone/marble) and what are presumed to have been calcareous clastic sediments of the BMS. An important subordinate exoskarn host rock is the andesitic volcanics overlying the BMS. Endoskarn developed to varying degrees within some of the diorite bodies and granodioritic dikes. Skarn alteration is notably absent in the QP dikes.

        Skarn paragenesis is complex and multi-staged. The dominant prograde skarn minerals are garnet (grossularite-andradite) and pyroxene (diopside-hedenbergite), with compositions having varied over time and space. Magnetite is a late-stage prograde mineral that is locally abundant (massive) but not as ubiquitous as garnet or pyroxene. Retrograde skarn assemblages include amphibole (ferro-hastingsite) and variations of epidote-calcite-chlorite-zoisite.

        Prograde skarn assemblages occur as massive replacement, as veins, and as complex breccia. A proximal-to-distal mineralogical zonation, summarized as magnetite-garnet to garnet-pyroxene to pyroxene, is crudely developed on a local scale within the deposit.

2.3     MINERALIZATION

        Gold mineralization is associated with a variety of skarn mineral assemblages, and is concentrated in a variety of stratigraphic/structural settings. The extent of "economic" (i.e. >0.042opt Au) mineralization is described as having dimensions of about 3,000ft x 1,000ft x 800ft. Sulfide mineralization, principally pyrrhotite, is more extensive. Within the broad zone of gold mineralization, no economic concentrations of other metals have been identified. The overall Au:Ag ratio in the Buckhorn Mountain gold deposit is about 2:1.

        The Buckhorn Mt. gold deposit ranks among the largest "gold skarns" in North America. He notes that it shares many of the characteristics common to gold-dominant skarns, including that at Hedley, British Columbia. The Hedley skarn yielded nearly 2Moz Au, mostly from the Nickel Plate deposit.

        Several discrete mineralized zones comprise the Buckhorn Mountain gold deposit. On the basis of location, geometry, associated skarn mineralogy, and perceived protolith; BMG defined four "ore" types. In order of importance with respect to the gold mineral resource, these "ore" types are:

        o       Southwest Zone,
        o       Gold Bowl Garnet,
        o       Gold Bowl Magnetite, and
        o       Andesite.

        Although these "ore" types were originally defined on the basis of a relatively low grade threshold (i.e. open pit mineable), references to gold mineralization or mineralized zones in this report refer to concentrations generally greater than 0.1opt Au. This threshold


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 18
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        value was convenient and is generally representative of an underground mining cut-off grade. The style of mineralization within each of the ore types is very similar.

        Gold mineralization constituting the Buckhorn Mountain gold deposit occurs within a broad zone of pyrrhotite mineralization. Macroscopically, gold in all ore types is spatially associated with occurrences of bismuth minerals and of arsenopyrite. Bismuth minerals are reported to be more abundant in the GB than in the SWZ, although gold grades are on average much higher in the SWZ. Visible gold had been considered rare overall. However, visible gold was logged in over 50% of samples which assayed >1.0opt (n=40) from the Crown 2002 SWZ in-fill drilling.

        Microscopically, there is a very strong association between gold and bismuth minerals, which include native bismuth, bismuthinite (Bi2S3), and joseite (Bi4TeS2/Bi4Te2S) (Schurer and Fuchs, 1990 and 1992). Gold grains have been observed most commonly attached to and within these minerals, and this association has been observed in all ore types. Another common but subordinate mode of occurrence for gold is within or attached to certain skarn gangue minerals, notably pyroxene, epidote, and amphibole. Gold has also been observed, not uncommonly, encapsulated by bismuth minerals or skarn gangue.

        Gold in all ore types occurs as generally <20 micron and often <10 micron grains of native metal. Limited microprobe analysis indicates an `average' silver content of 9-14%, and up to 0.5% bismuth.

2.3.1   MINERALIZATION IN THE SOUTHWEST ZONE

        The SWZ "ore-type" is synonymous with the stratabound, marble-associated, gold-mineralized skarn in the southern portion of the property where the stratigraphic sequence is well defined and relatively continuous. Skarn mineralogy is variable and crudely zoned with magnetite and garnet more abundant towards the east (proximal to the pluton) while pyroxene dominates the western (distal) portion. Sulfide mineralization is dominated by pyrrhotite, which averages 3-5%, and ubiquitous accessory chalcopyrite (trace to 1%). Arsenopyrite, pyrite, and bismuthinite occur in minor amounts overall, but arsenopyrite is locally concentrated to >1%.

        The SWZ is by far the most important zone of gold mineralization, by virtue of both its extent and grade. Gold is concentrated primarily within the laterally continuous, tabular skarn body developed along the upper contact of the major marble unit within the upper portion of the BMS (Figure 2.3). Subordinate gold mineralization occurs within a similar but less extensive skarn body developed along the marble unit's lower contact. These tabular bodies thicken and eventually merge down-dip (eastward) to form a single skarn mass. This region in which the marble unit `pinches out' has become known as the "nose". The NLF interrupts the SWZ along most of its strike extent.

        The nature of the boundaries to the gold mineralized zone varies along its dip length. In the western (up-dip) portion, the entire thickness of skarn is mineralized and the zone


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 19
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        boundaries are lithologic and sharp. The structural hanging wall is altered andesite (skarned mylonite or hornfels), and the footwall is marble.

        As the skarn body thickens eastward a proportionally lesser thickness is mineralized, and the hanging wall boundary to gold mineralization becomes somewhat gradational, although concentrations generally decrease dramatically. The gold is concentrated towards the marble contact for much of the zone's dip length, but approaching the marble nose region it becomes concentrated towards the middle of the (thicker) skarn body. In this case both boundaries to the mineralized zone are arbitrary, with hangingwall and footwall lithologies consisting of poorly to unmineralized skarn.

        Gold mineralization within the SWZ is more or less continuous along approximately 800ft of strike extent and 1,200ft down-dip. This zone extends 100ft to 150ft beyond the marble nose. Within these limits, there are three reasonably coherent sub-parallel grade-thickness trends oriented northeasterly (approximately along strike). These are evident from presentations of both drill hole and block-model calculated grade-thickness (Figures 2.4 and 2.5, respectively), and from modeled grade distribution in cross-section.

        The western and central trends are separated by the NLF and as such may have originally been part of the same trend. The eastern trend is centered near the marble nose. The continuity of all three trends appears to be disrupted by a west-northwesterly structure, across which there is an apparent sinistral displacement. The nature of this structure is uncertain.

        Gold tends to be concentrated in portions of the skarn distal to the southern appendage of the Buckhorn Mountain pluton. Average grades near the marble nose are lowest, while those of the western portion of the upper skarn unit away from the nose are highest. This is supported by grade distribution graphs and averaged drill hole-intercept grades of regional sample sub-populations of the SWZ.

        The stratigraphic sequence that hosts the SWZ extends northward into the GB area west of the FMZ. In this area, gold mineralization occurs sporadically within SWZ-type pyroxene-dominant skarn developed adjacent to several distinct marble horizons. Although skarn here is relatively continuous, gold concentration is erratic.

2.3.2   MINERALIZATION IN THE GOLD BOWL

        Gold mineralization occurs throughout the large skarn mass of the GB, but the bulk of it is concentrated toward the FMZ in two distinct geological settings (Figure 2.6). Subordinate zones of mineralization appear to reflect either stratigraphic or structural control, but these controls are poorly understood. Boundaries to mineralized zones within the GB skarn are generally gradational and in some cases were assigned arbitrarily.

        The `floor' to the GB skarn mass is granodiorite of the Buckhorn Mountain Pluton. Nearest the intrusive, the skarn is magnetite and garnet rich, with local massive magnetite. This magnetite-rich skarn defines a synform whose western limb rests against


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 20
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        the FMZ. Gold is concentrated toward the structural `top' of the unit, often overlapping the upward gradation to garnet dominant, magnetite-poor skarn. The geometry of the gold-bearing zone mimics that of the magnetite-rich skarn. Gold concentration in this magnetite skarn has the lowest grade among the four ore types. Locally massive concentrations of pyrrhotite are unrelated to gold mineralization.

        The upper portion of the GB skarn mass consists of garnet dominant assemblages. Gold mineralization is primarily focused on a diorite body situated in the upper reaches of the garnet skarn, toward the FMZ. Portions of the body itself have been altered to garnet dominant endoskarn. Gold is concentrated adjacent to the diorite, mostly in its structural hangingwall, and locally within it. Controls on the distribution of gold are apparently complex, and the overall geometry of the broader diorite zone reflects this. Elsewhere, subordinate gold concentration within garnet dominant skarn occurs as relatively narrow, more or less stratabound zones lacking otherwise distinct geological associations. The diorite endoskarn is treated in this study as a distinct subset of the GB skarn.

        Figure 2.7 depicts the spatial relationship of mineralization in the SWZ and GB areas.

2.3.3   MINERALIZATION IN THE ANDESITE ZONES

        Gold mineralization occurs in skarn altered zones within the andesitic volcanics, in the region between the SWZ and the main skarn mass of the GB (see Figures 2.3 and 2.7). Skarn development is erratic in the andesite and is dominated by pyroxene. Gold concentration occurs in both skarn and adjacent hornfelsed andesite.

        Zones of gold concentration within the andesite lack distinguishing geological associations, and are of generally low average grade. The general trend of the zones is interpreted to be more or less stratabound. There is a component of steeper-dipping structural control as well.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 21
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 2.1:  REGIONAL GEOLOGIC SETTING


















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 22
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

FIGURE 2.2:  SURFACE GEOLOGY, BUCKHORN MOUNTAIN PROJECT

















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 23
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 2.3:  SCHEMATIC CROSS-SECTION, SOUTHWEST ZONE

Schematic composite north-looking cross-section through the Southwest Zone of the Buckhorn Mt. gold deposit, illustrating the disposition of gold mineralization (>0.1 opt) relative to major stratigraphic and structural features.

















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 24
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

FIGURE 2.4:  PLAN VIEW, CONTOURED GRADE X THICKNESS OF SWZ DRILLHOLE INTERCEPTS

Plan view of contoured grade x thickness of SWZ drill hole intercepts (pre-2002 holes), based on a 0.1opt Au minimum grade cut-off. T he grid is 200ft by 200ft.




















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 25
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

FIGURE 2.5:  PLAN VIEW, `VERTICALLY-ACCUMULATED' MODELED OUNCES IN THE SWZ

Plan view of `vertically-accumulated' modeled ounces in the SWZ, based on a horizontally isotropic interpolation using pre-2002 drill holes. Superimposed trend lines highlight the offset north-easterly trends. The grid is 200ft by 200ft.
















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 26
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 2.6:  SCHEMATIC CROSS-SECTION, GOLD BOWL

Schematic composite north-looking cross-section through the Gold Bowl of the Buckhorn Mt. gold deposit, illustrating the disposition of gold mineralization (>0.1opt) relative to major stratigraphic and structural features.


















                                   [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 27
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 2.7:  SCHEMATIC CROSS-SECTION, BUCKHORN MT. GOLD DEPOSIT

Schematic composite west-looking cross-section through the Buckhorn Mt. gold deposit, illustrating the disposition of gold mineralization (>0.1opt) relative to major stratigraphic and structural features, and the spatial relationship between the SWZ and Gold Bowl areas.



















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 28
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


3.0     MINERAL RESOURCES & RESERVES

        This section describes the estimation of the mineral resources including the underlying data, data analysis, development of estimation parameters and estimation approach and methodology. Work was performed by CM&N and SRK. Resources and reserves have been signed-off by SRK.

3.1     DRILL HOLE DATABASE

        Crown conducted the initial drilling during 1989 and 1990 on the Buckhorn Mt. deposit. These drill holes consist of both reverse circulation ("RC") and diamond drillholes ("core"). Subsequent drilling by BMG, defining the limits of the Gold Bowl and SWZ also used both RC and coring methods.

        Over the SWZ, drilling was completed on a roughly 100ft by 100ft grid, while much of the GB area was drilled on a roughly 50ft by 50ft pattern. The vast majority of holes were collared vertically. A number of `twin' holes were drilled in both areas, ten testing various mineralized zones in the GB, and six testing the SWZ and its northern extension into the GB area. In addition, patterns of short, ten-foot spaced holes were used to evaluate continuity of mineralization in several areas where it occurs near to surface ("T-series"). These close spaced holes were drilled in lieu of trenching due to difficulties in permitting trenches at that time. The drill hole configuration is depicted in Figure 3.1.

        Collar locations for almost all of the holes were surveyed in to a local grid coordinate system by a registered land surveyor, and subsequently transformed to the Washington State Plane system, North Zone, 1983 North American Datum. Schumacher (1994) provides details of the transformation calculation. Locations of the close-spaced holes were not surveyed. These holes were generally drilled in a pattern centered on a regular hole, and their locations established by tape-and-compass measurement from it. The five twin holes drilled in 1995 were not surveyed.

        A very limited number of holes were surveyed for down-hole deviation. Crown surveyed a total of 71 holes, including both RC and core from each of the separately defined areas in which they drilled. BMG did not survey any holes for down-hole deviation.

        In the fall and early winter of 2002-2003, Crown conducted an in-fill drilling program across portions of the SWZ to evaluate the continuity of geology and mineralization between existing holes. Areas selected for in-fill drilling included those where grade and/or thickness were interpreted to change significantly over short distances, and along the margin of the mineralized SWZ.

        In-fill holes were collared on existing drill sites and were targeted to intersect the mineralized zone at the midpoint of existing drill hole pierce-point quads (Figure 3.2). A total of 12,026ft of HQ core (2.5" diameter) was drilled in 41 holes. In one hole, core size was reduced to NQ (1.875" diameter) in order to overcome drilling problems.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 29
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Drill hole collar coordinates were established by tape-and-compass measurement from the existing drill hole collar on the same drill site. Down hole deviation of each drill hole was measured by the drilling contractor using a digital single-shot type compass tool. The down hole survey tool was equipped with a magnetometer, which enabled evaluation of the validity of each compass reading with respect to magnetic interference.

        Core was picked up from the drill site daily, by a geologist, and transported to a handling and storage facility in Chesaw. Core was measured and marked to check for and correct measurement and box numbering errors made by the drilling contractor where necessary. Core was also logged geotechnically and photographed. Detailed logging of the geology of the skarn zones was completed prior to splitting and sampling of the logged interval. The andesite sequence was logged in lesser detail.

        A complete list of the deposit delineation and in-fill drill holes used for mineral resource modeling is presented as Appendix A-3.

3.2     SAMPLING METHOD & APPROACH

        Johnson (1992) describes sampling protocols used during deposit delineation drilling campaigns (1988-1992), and the reader is referred thereto for details. In summary, RC cuttings (5.5" diameter hole) were sampled at regular five-foot intervals, and the sample volume reduced at the drill site using industry standard splitting devices. Core was sampled initially on a geological basis, but for the most part at regular five-foot intervals as well. Whole HQ core (2.5" diameter) was submitted for assay. Silver Valley Laboratories ("SVL") of Kellogg, ID performed most of the assaying. Check assaying was performed by Bondar-Clegg ("Bondar") of Vancouver, BC.

        The 5-foot sample protocol used by BMG, where geological boundaries are not honored, mimics a compositing scheme and as such produces smoothed assay data. Where mineralization boundaries coincide with geological boundaries, a `dilution' effect is produced when a sample straddles such a boundary. The magnitude of such `sampling dilution' is inversely proportional to the width of the mineralized zone.

        During the Crown 2002 in-fill drilling program, intervals for assay were selected during core logging entirely on the basis of geology. The maximum sample length was 5ft; the minimum was 0.5ft. Footage for geological breaks and sample intervals was rounded to the nearest 0.5ft. A total of 706 intervals from in-fill drill holes were selected for assay. Skarn zones were sampled in their entirety. Selected intervals of andesite or other rock types were sampled where they appeared to have anomalous sulfide content or specific geological interest. All samples were submitted to CAS Labs, Inc. ("CAS") of Spokane, WA for Au and Ag analysis.

        In order to evaluate the impact of the BMG sampling strategy, sampling dilution was calculated for those Crown SWZ drill hole intersections where the geological limits of the zone, as defined by core logging, differed from the assay-defined limits (i.e. where samples straddle skarn contacts). Twenty-nine such intersections exist, with a mean


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 30
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        mineralized zone width of 19.1ft. The corresponding mean sampling dilution effect is 20%.

3.3     SAMPLE PREPARATION, ANALYSIS & SECURITY

        Intervals selected for sampling from the 2002 Crown drilling were marked on the core by a geologist. Core was split using a diamond saw by a contractor at the Chesaw facility under geologist supervision. Split core was returned to the box until the hole was completed. One half of the split core was sent for assay. The other half is stored at the Chesaw core facility.

        Samples of split core were placed in numbered plastic bags along with pre-numbered tags from sample cards. A sample card was filled out for each sample. Bags were stapled shut when full. Sample numbers and intervals were marked on the core boxes as the core was sampled. Printouts of the sample intervals were used to check accuracy. CAS Labs picked up the bagged samples at the Chesaw core storage facility and transported them to their lab in Spokane, WA. Standards and blanks were submitted with the samples.

        Every tenth sample in the numbering sequence was a `blank' or one of two prepared standards. Unmineralized granodiorite from drill hole D02-175 was used as the blank, and two prepared standards were purchased from CDN Resource Laboratories Ltd. of Delta, BC. "Standard A" is CDN-GS-5 with an expected grade of 20.77 +/-0.91gpt Au, and "Standard B" is CDN-GS-6 with an expected grade of 9.99 +/-0.50gpt Au.

        Samples of split core were crushed to -10mesh, blended, and then divided using a riffle splitter for further processing. A sub-sample of about 300g was pulverized to 90% passing 150mesh. Problems of caking were reported during the pulverizing process, particularly for samples from the western portion of the drilled area. Extra care was taken by CAS to clean the pulverizer between samples, in order to prevent contamination. All gold assays were done on a one-assay ton (30g) split of the pulp using fire assay with a gravimetric finish. Results were reported in ounces gold per short ton along with a calculated gram/tonne equivalent. The lower detection limit was 0.001opt Au.

        Duplicate pulps were made and assayed for samples where visible gold was logged in the core (labeled "Split A" and "Split B"). Visible gold was noted in 30 intervals (4% of all samples).

        CAS instituted a program of internal check assaying, involving both re-analysis of prepared pulps and preparation of a second pulp from the original sample reject. CAS internal checks were done on 139 samples (20% of all samples) and all results were reported.

        Pulps from a total of 76 samples (11% of all samples) were submitted to two other commercial laboratories as external assay checks. The initial 46 samples were sent to ALS Chemex in Vancouver, BC. The second batch of 30 samples was sent to American Analytical Services in Osburn, ID. Check samples were selected at random to cover the


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 31
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        entire range of assay results. Then additional samples were selected to check higher grade results and intervals with visible gold.

        The CAS laboratory used as the primary contractor for gold analyses provided commercial analytical services since 1989 specializing in gold assays. Check assays were submitted to ALS/Chemex and American Analytical Labs. Standards and blanks were inserted in the original sampling batches.

        Results of all QA/QC analyses and a report providing details (Neal, 2003) is attached as Appendix A-7. In summary, all 36 analyses of Standard A were within the acceptable range for the standard. Three of the analyses of Standard B were outside of the acceptable range for this standard. Two of these samples were 6-7% high, while the other was 8% low. Two of nine analyses of the blank produced a gold value slightly above the assay detection limit. Both samples had been prepared immediately following samples noted as containing visible gold that assayed in excess of 1.0opt Au. Overall, the results of the standard assaying are well within the range of expected variability.

        CAS internal checks had excellent reproducibility. Only two samples showed high variability. Visible gold was observed in over 50% of the 40 intervals that assayed greater than 1opt Au and over 35% of the 68 intervals that assayed greater than 0.5opt Au. For those samples, assay reproducibility was very good between pulps and resplits and between A and B splits. No significant nugget effect was indicated in these samples. Only one ore grade interval showed a variance of greater than 15%. Discounting this sample, intervals with visible gold showed an average variance of only 6%.

        Overall, 75% of the ALS/Chemex check assays were slightly lower than the original CAS results. Results for 8 samples from Chemex showed a marked difference from CAS results. The pulps for these 8 samples were resubmitted to Chemex with different sample numbers. In addition, rejects for the same samples were resubmitted to CAS with different sample numbers. The second Chemex assay and the three CAS assays from the resubmitted rejects supported the first Chemex check assay. The results suggest that either there was a nugget effect only in the pulp used for the first CAS assay or that the first CAS assay was in error. The reproducibility of the check assays from both pulp and rejects, by both labs, argues against any significant nugget effect.

        All but two of the American Analytical check assays showed good reproducibility with the original CAS assays. Two samples had widely varying results. Additional check assays have not been done on these two samples.

        One sample had visible gold in the core and showed consistency in assay results within a given pulp. The other sample did not have visible gold in the core but had high variability in assay results. The variability between assays strongly suggests that a nugget effect may be present in these two samples.

        Overall, the assay results from the Crown drilling appear to be reasonable and reproducible. No significant systematic lab errors or other problems were noted. Although a nugget effect is indicated by variability of assay results in some samples, it


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 32
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        appears to be a problem for only a small percentage of samples. Metallic screen assays are recommended for those samples with a nugget effect problem but none have been done at this time.

3.4     DATA VERIFICATION

        A comprehensive program of data verification relating to previously audited BMG and pre-2002 Crown information was deemed unnecessary by SRK. However, a program of spot checking of assays in the data base against assay reports verified a high degree of reliability. Johnson
        (1992) describes the more systematic data verification steps taken and QA/QC protocols established during the 1989-1992 delineation drilling campaigns, and the reader is referred thereto for details. Excerpts thereof are presented herein as Appendix A-6.

        Author Cooper had worked extensively with the BMG drill hole geological and assay data during his tenure with them (1997-2001) in the preparation of bench geology plans and in a cursory audit of the block models current to that period. Also, as a prelude to the Crown's mineral resource estimation exercise, a new digital database of logged drill hole geological information was created under Cooper's supervision. Nevertheless, the following sections provide some details of the integrity of the various data sets used in the development of the resource model.

3.4.1   DRILLHOLE LOCATION & SURVEY DATA

        Newmont carried out reclamation of surface disturbances associated with project-related drilling during the summer and fall of 2002. Efforts were made to find and plug all historic (pre-2002) drill holes. Fieldwork was supervised by Jon F. Winter Environmental Consulting, who relied heavily on BMG's drill hole database (collar surveys, hole depths) for locating and identifying drill holes. Only 25 holes, representing about 4% of all the holes searched for, could not be located. This supports the integrity of the collar survey database.

        All historical down hole survey data obtained by Crown (71 holes) prior to 1992 are included in the BMG drill hole database. SRK are not aware of the manner in which it was collected. For holes that were not surveyed for down hole deviation (balance of pre-2002 Crown holes and all BMG holes), only the collar orientation data are included in the database.

        The transformation of drill hole location coordinates from a locally established datum to that of the Washington State Plane system involved a rotation of -1.36o. All drill hole azimuth data (including those from downhole surveys) were adjusted accordingly by BMG. SRK did not attempt to verify the transformation formula, in part because it is not clear exactly what the original BMG grid orientation was relative to true north. The rotational component of the transformation appears to be accurate assuming that the original grid was oriented with true north.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 33
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Collar and down hole azimuth data for in-fill holes drilled in 2002 were corrected for magnetic declination (-18o), but no further adjustment was made. Therefore, there is potentially a slight difference in the azimuth data between the inherited BMG database and the new drill holes that have been added to it. The magnitude of any resulting positional error in drill hole pierce points in the SWZ, and the impact of such potential errors on the resource estimate, is considered by to be insignificant. There are other factors of uncertainty that could have a more significant impact (e.g. majority of historical drill holes not surveyed for deviation).

        Down hole survey data for the 2002 in-fill holes were edited by the authors prior to their inclusion in the drill hole database. This was done to eliminate errant azimuth readings that reflect strong local magnetic interference due to magnetite concentration in the ore.

        Overall, the down hole survey data indicated that, while hole deviations did occur, they were relatively minor. Therefore, collar orientations for non-surveyed holes were accepted with the assumption that there was no significant down hole deviation.

3.4.2   ASSAY DATA

        Essentially all core obtained by Crown and BMG during delineation drilling (pre-2002) was consumed for assaying or for metallurgical and environmental characterization studies. Assay sample rejects and pulps, although retained for some time by BMG, were eventually disposed of prior to returning the property to Crown in 2001. Consequently, there is no material available for re-assay.

        Author Cooper performed limited random checking of the digital assay database inherited from BMG. During his prior geological studies for BMG, he checked the database against original laboratory assay certificates and found no errors.

        Author McKinnon conducted a brief review of the database prior to importing data into Gemcom. He found that the manner in which duplicate values (repeat/check assays or duplicate samples) had been handled by BMG was inconsistent amongst different generations of drilling. These inconsistencies are summarized below. The verification exercise was not exhaustive and other inconsistencies may exist.

        o For Crown RC holes prior to GBK-174 (1990): the initial SVL "Au1" value was stored in the database unless check assays had been performed, in which case the first Bondar Au value was stored.

        o For RC holes GBK-174 and beyond: the initial SVL "Au1" value was stored in the database.

        o For 1990 core holes (D90- series): the initial SVL "Au1" value was stored in the database.

        o For 1991 core holes (D91- series): the initial SVL "Au1" value was stored in the database unless duplicate split-core samples had been submitted, in which case


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 34
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                initial SVL "Au1" values for the two splits were averaged and this value was stored in the database. Exceptions to this rule are D91-087 and D91-088 which both used the initial SVL "Au1" value of the B-split and not the average of the splits.

        o       None of the pre-2002 Crown diamond core holes were verified.

        For core holes from the 2002 in-fill campaign, the initial CAS assay value was stored in the database, in keeping with the manner in which the vast majority of the assay database was compiled.

        Inconsistencies in the assay database are not considered by the authors to be significant, considering the apparently small number of samples involved and the overall very good correlation between duplicate assays (repeats, internal checks, and duplicate samples).

3.4.3   SPECIFIC GRAVITY DATA

        The authors were unable to locate a sample by sample compilation of BMG's specific gravity ("SG") measurements of sufficient detail to allow validation of sample locations and rock types. Johnson (1992) states however that a total of 2,359 measurements were taken and his report provides a tabulation of average values by rock type. The data as presented are considered by the authors to be reliable, as they make intuitive sense (where for instance skarn-altered and/or magnetite-bearing facies can be compared to relatively unaltered equivalent rock-types). An excerpt from that report providing details on BMG's SG measurement program is included in Appendix A-6.

        INFILL VS. DELINEATION DRILLING RESULTS

        Crown's 2002-03 in-fill drilling program was designed to evaluate the assumed continuity of geology and mineralization between existing holes in the SWZ. Based on the results of the program, the authors consider the demonstrated geological continuity of the SWZ to be excellent. With respect to grade continuity, a comparison of drill hole-intersected widths and corresponding averaged grades between the `original' and in-fill programs was made. Although locally there are differences in both width and average grade on a hole-by-hole basis, these differences are unbiased and the overall comparison between the drilling programs is very good.

3.5     MINERAL RESOURCE ESTIMATION

3.5.1   INTRODUCTION

        Mineral resource estimation for the Buckhorn Mountain Project was performed by Cooper and McKinnon, in consultation with Mike Michaud of SRK.

        As a prelude to the mineral resource estimation exercise, a digital database of logged drill hole geological information was created. A contract clerical worker, experienced in geological data entry and under Cooper's supervision, was responsible for all of the RC-


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 35
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        hole information. This data entry was checked extensively for accuracy prior to finalizing the database. Digitized drill log information includes lithology, alteration and texture/structure codes, and magnetite, sulfide, and oxide mineral abundance.

        A refinement of the three-dimensional ("3D") geological model of the deposit was completed. Previous modeling by BMG had been based on a single set of west-east oriented vertical cross-sections. Manually drawn sectional outlines had been digitized two-dimensionally and simply extruded to create a crude 3D model of the main geological units. Mineralization outlines on the other hand had been digitized three-dimensionally and linked to create true 3D wireframes. These BMG cross-sections were available for reference in the Crown offices.

        The BMG cross-sections were used as a guide in establishing a new interpretation of the gross stratigraphic and structural elements relevant to definition of the SWZ and the various mineralized zones in the GB. Because of important differences in the nature of mineralization between the SWZ and GB, separate but contiguous block models were created for each. For the purpose of this resource estimation, the "SWZ area" is defined as that area south of 5970N and the "GB area" as that north of 5970N.

        3D solids representing the principle geological elements of the deposit were created from newly developed cross-sectional outlines. The full extent of the SWZ skarn body was partitioned into separate solids on the basis of position relative to the main marble unit and to the offsetting NLF. Sample populations from these various skarn domains were examined separately and in combination. Population statistics and the spatial distribution and variance of grade were analyzed to determine appropriate grade estimation parameters and a method for dealing with extremely high grades.

        Prior to interpolation, SWZ model blocks, geological solids, assay composites, and percent magnetite composites were transformed to a pre-deformed configuration in order to optimize the geological continuity of the mineralized skarn body.

        'Base case' gold grade models were created for each of the SWZ and GB areas, using ordinary kriging ("OK") and inverse-of-distance squared ("ID2") interpolation methods, respectively. Grade interpolation parameters for both areas were selected that would honor the relevant geological characteristics and/or geometry of each mineralized zone/domain.

        For comparative purposes, additional grade models were created for each area (SWZ and GB) using different inverse-of-distance weighting techniques in combination with grade capping variations. Composites were capped during the interpolation process. A total of nine grade models were created for the SWZ, seven for the GB. ID3 and ID10 models, with and without the application of a 2.0opt Au grade cap, were created for both areas. The ID10 models approximate a nearest-sample type grade assignment.

        Separate density models were constructed for each area. A magnetite-% model was created for the SWZ, using an ID2 interpolation method. Block density was estimated as a function of magnetite concentration and the calculated average value for SWZ skarn.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 36
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        For the GB area, density values were assigned to model blocks by lithology-alteration facies, using a series of calculated average values.

3.5.2   DRILLHOLE DATA

        Drillhole data used for resource modeling were extracted from Datamine software databases originally maintained by BMG and recently checked and updated by Crown. Included is information from Crown's 2002 in-fill drilling program. ASCII output from Datamine was imported into Gemcom Software's GEMS 5.03, validated using the validation routines included with the software, and corrected if necessary. Data included in the transfer were:

        o       drillhole collar locations and down hole surveys,

        o coded down hole lithology, alteration, and textural/structural information,

        o logged estimates of sulfides, magnetite, and oxides concentrations, and

        o       sample intervals with corresponding Au and Ag assay values.

        In addition to being stored as a Gemcom database, a separate Microsoft Access database is maintained for reference and backup.

        Collar location coordinates were stored in the BMG database as truncated State plane values, 2,080,000 having been subtracted from the Easting and 710,000 from the Northing. A summary of drilling statistics is presented in Table 3.5.1. A complete list of drill holes, their locations and lengths is presented in Appendix A-3. The configuration of drill holes used for resource modeling is illustrated in Figure 3.1.

        TABLE 3.5.1: SUMMARY OF DRILLHOLES USED ON 2003 RESOURCE ESTIMATE
        ---------------------------------------------------------------------------------------------
                                    SOUTHWEST ZONE         GOLD BOWL                TOTAL
                                         DH         FEET          DH       FEET        DH       FEET
        ---------------------------------------------------------------------------------------------
        REVERSE CIRCULATION              139      66,525         376    156,671       515    223,196
        DIAMOND CORE                     126      53,962          64     25,179       190     79,141
        ---------------------------------------------------------------------------------------------
                              TOTAL      265     120,487         440    181,850       705    302,337
        ---------------------------------------------------------------------------------------------

        The T8- series of ten-foot spaced holes were used in the modeling of the SWZ. Their locations are considered to be reasonably accurate, despite their not having been surveyed. However, none of the "T" series holes from the GB area were used for modeling. The non-surveyed D95- series holes were NOT used in the modeling exercise because of positional uncertainty. Although logs and assays for these holes were available to the authors, they were not present in the BMG drill hole collar database.

        The vast majority (>95%) of drill holes, both RC and core, were sampled at regular five-foot intervals as measured from the collar, irrespective of geological contacts. However,


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 37
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        several core drill holes from early in the exploration phase of the project, and all of the 2002 in-fill drill holes, were sampled on a geological basis. Assay data from those early holes sampled by geology had already been composited to five feet by BMG. For consistency therefore, the 2002 sample data were similarly composited from the collar at five-foot intervals. Prior to compositing, samples whose assayed gold grade was less than the analytical detection limit was assigned a value of 0.0005opt Au, being half of the detection limit.

        The sampling strategy employed by BMG, where sample intervals do not respect geological units and often straddle geological boundaries, is considered by the authors to be a form of compositing. In the process, a degree of smoothing is introduced within the limits of a mineralized zone, and a dilution effect at its margins (see Section 3.2). For these reasons, further compositing of the assay data was deemed unnecessary.

        The effects of `sampling dilution' were analyzed for situations where five-foot samples or composites straddle the marble/skarn contact and/or outer skarn contact. Based on the 2002 drill hole sample data, the process of compositing to five-foot intervals produced mean dilution effects across the mineralized SWZ of +29% in length and -19% in grade compared to actual sampled intervals. Similar effects can be assumed to be inherent in the balance of data contained in the BMG assay database of 5ft samples. If true, the actual grades of the BMG intercepts may be higher than those represented in the database.

        Magnetite, sulfide and oxide mineral estimates had also been made on a five-foot basis by BMG. Logging of the 2002 drill holes however estimated these parameters, within the SWZ skarn intercepts, on a one-foot basis. For consistency, these data were also composited from the collar at five-foot intervals.

3.5.3   GEOLOGICAL MODEL

        SOUTHWEST ZONE MODEL

        Digital outlines of the main marble unit, the associated skarn, a sheeted complex of QP dikes, and the main strand of the NLF were defined using orthogonal sets of vertical cross-sections, oriented west-east and south-north. Outlines were snapped to corresponding drill holes. Both sets of sectional outlines were linked to create separate 3D wireframe models. Plan views of the outlines were consulted in the process. In the final analysis, the wireframes based on the north-looking sections were preferred, because of the near north-south trend of the marble nose.

        Gold concentration within the main skarn body diminishes rapidly eastward of the marble nose. The skarn solid in this region was trimmed to an approximate 0.01opt Au grade boundary in order to minimize `smearing' of high composite grades into non-mineralized areas during grade interpolation. Grade outlines were defined using the north-facing cross-sections, and based on the drill hole assay composites. To the west of the marble nose, skarn boundaries correspond to geological contacts.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 38
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Within the SWZ, mineralization also occurs outside of the main skarn body, in a subordinate skarn unit (the "arm") and in overlying andesite. Because of uncertainty regarding the level of continuity of this mineralization, grade boundaries were used to represent these separate zones (referred to below as "SWORE" zones). Grade outlines were defined using the north-facing cross-sections, based on the drillhole assay composites, and an approximate 0.1opt Au cut-off and 10-foot minimum thickness criteria. These sectional outlines were also linked, to create separate 3D wireframe models.

        Wireframes were converted to solid models through an iterative process, which involved some adjustments to the outlines in order to produce three-dimensionally valid solids. A list of the solids created for the SWZ resource estimation is presented in Table 3.5.2. Appendix A-5 contains a tabulation of drillhole intersections and corresponding averaged grades across these solids. Figures 3.3 and 3.4 show the relative locations of the SWZ solids.

        Digital outlines of magnetite concentration were defined using the same orthogonal sets of vertical cross-sections that were used to define the major stratigraphic and structural features. Outlines were designed to contain all magnetite concentration greater than 5% in or near the main skarn bodies.

        Magnetite concentrations are generally confined to skarn. Although the magnetite outlines mimic skarn outlines, they frequently cross into non-skarn lithologies. Unique magnetite solids were created and named EBOTMAG, ETOPMAG and WTOPMAG, in reference to roughly corresponding skarn solids (see Table 3.5.2). These 3-D solid models were created using the process described previously.

        The NLF, which displaces the entire SWZ stratigraphic sequence, is interpreted to be post-mineralization. Because of excellent geological continuity of the SWZ across the NLF, it was considered appropriate to restore the model to a pre-faulted state. Estimates of fault displacement were based on the down-dip distances necessary to align geological solids from either side of the fault. Using this method, a displacement of 120 feet at -65o toward 130o azimuth ( x=41.5', y=-32.5', z=-108') was used to translate the footwall block down-dip while keeping the hanging wall block stationary. This translation was applied to model blocks, geological solids, assay composites, and magnetite-% composites for the purpose of grade and density estimation. The final models were ultimately back-transformed to their faulted configuration.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 39
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 3.5.2: GEOLOGIC MODELS USED FOR THE SWZ RESOURCE ESTIMATION
        -----------------------------------------------------------------------------------------------
        SOLID NAME           ORE/WASTE  INTEGER      DESCRIPTION
                                           CODE
        -----------------------------------------------------------------------------------------------
        Air                  Waste            1      Material above topographic surface
        DFLT                 Waste            3      All subsurface material not in solids
        Intrusive dikes      Waste           40      330o/-75oNE QP dike swarm
        Marble               Waste           50      Main marble unit
        Fault                N/A                     NLF, 040o/-65oSE, ~120' dip-slip
        W_TOPN               Ore             71      Skarn west of NLF, on top of marble, north solid
        W_TOPM               Ore             72      Skarn west of NLF, on top of marble, main solid
        E_TOP                Ore             73      Skarn east of NLF, top of marble
        E_ARM                Ore             74      Lower spur of skarn below "nose" of Marble
        W_BOTN               Ore             75      Skarn west of NLF, bottom of marble, north solid
        W_BOTM               Ore             76      Skarn west of NLF, bottom of marble, main solid
        E_BOT                Ore             77      Skarn east of NLF, bottom of marble
        SWORE1               Ore             81      0.1 opt Au outline of mineralization below E_BOT
        SWORE2               Ore             82      0.1 opt Au outline of mineralization in andesite
        SWORE3               Ore             83      0.1 opt Au outline of mineralization in andesite
        -----------------------------------------------------------------------------------------------

        The undulating nature of the upper marble/skarn contact, along which gold mineralization tends to be concentrated for much of the SWZ's dip length, is also interpreted to be a product of post-mineral deformation. For this reason, it was considered appropriate to restore it to a pre-deformed state. Restoration was accomplished using Gemcom Software's "Un-Wrinkle" routine. To achieve an unwrinkled model, the software computes the vertical midpoint between the top and bottom surface of the modeled solids and moves these to a user-assigned elevation. The software also, optionally, transforms the variable vertical thickness of each solid to a uniform user-assigned thickness.

        Modeled solids were grouped by "region", based on their position with respect to the main marble unit (i.e. top of marble, bottom of marble, or the "arm"), and unwrinkled using the already un-faulted data discussed above. The median thickness of drill hole/solid intersections for each region was calculated and used to unwrinkle the region to a uniform thickness. Because in some cases this produces significant compression or extension, the vertical dimension of model blocks in "unreal" (transformed) space was reduced for the purpose of grade estimation. The final model was back-transformed to real space. "Unwrinkling" parameters are summarized in Table 3.5.3.

        TABLE 3.5.3:          SWZ "UNWRINKLING" PARAMETERS
        -----------------------------------------------------------------------------------------------
                          TOP-OF-MARBLE REGION            BOTTOM-OF-MARBLE REGION           ARM
        -----------------------------------------------------------------------------------------------
        ELEVATION         5400'                           5100'                             4800'
        THICKNESS         50'                             40'                               45'
        ORE SOLIDS        E_TOP, WTOPN, WTOPM             E_BOT, WBOTM                      E_ARM
        -----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 40
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        GOLD BOWL MODEL

        Digital outlines of the diorite body, the main magnetite skarn, the basal granodiorite, the main strand of the NLF, and the FMZ were defined using a north-looking set of vertical cross-sections. Outlines were snapped to corresponding drill holes. These outlines were then used as a guide in the creation of digital grade outlines corresponding to the various mineralized zones in the GB. Grade outlines are based on the drillhole assay composites, and were created to meet an approximate 0.1opt Au cut-off and 10ft minimum thickness criteria.

        Grades outlines representing zones with apparent continuity across several sections, and based on a minimum of four drillhole intersections, were linked to create 3D wireframes. Wireframes were converted to solid models using the iterative process described above.

        Many cross-sectional grade outlines were not converted to solid models because either drilling density was insufficient to adequately define continuity, or they represented isolated pods of mineralization. Simple two-dimensional polygons were constructed around these drill hole intersections, extending the lesser of half way to the next drill hole or 50ft beyond the intersection. These cross-sectional outlines were then extruded halfway to the next section.

        A list of solids and sectional polygons created for the GB resource estimation is presented in Table 3.5.4. A tabulation of the drillhole intersections and corresponding averaged grades across these solids and polygons is presented in Appendix A-4.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 41
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 3.5.4: GEOLOGIC MODELS USED FOR GOLD BOWL RESOURCE ESTIMATION
        ------------------------------------------------------------------------------------------
        SOLID NAME      ORE/WASTE     INTEGER CODE    DESCRIPTION
        ------------------------------------------------------------------------------------------
        Air             Waste         1               Material above topographic surface
        DFLT            Waste         3               All subsurface material not in solids
        Fault           N/A                           NLF, 040o/-65oSE, ~120' dip-slip
        Mylonite        N/A                           FMZ
        DIORITE         N/A                           Diorite body in upper GB
        GRANO           N/A                           Basal granodiorite
        MGSKARN         N/A                           Magnetite Skarn body in lower GB
        GBPOLY          Ore           100             0.1 opt Au outline used for polygonal
                                                      resource calculation
        GB101           Ore           101             0.1 opt Au outline
        GB102           Ore           102             0.1 opt Au outline
        GB103           Ore           103             0.1 opt Au outline
        GB104           Ore           104             0.1 opt Au outline
        GB105           Ore           105             0.1 opt Au outline
        GB106           Ore           106             0.1 opt Au outline
        GB107           Ore           107             0.1 opt Au outline
        GB108           Ore           108             0.1 opt Au outline
        GB109           Ore           109             0.1 opt Au outline
        GB110           Ore           110             0.1 opt Au outline
        GB111           Ore           111             0.1 opt Au outline
        GB112           Ore           112             0.1 opt Au outline
        GB113           Ore           113             0.1 opt Au outline
        GB114           Ore           114             0.1 opt Au outline
        GB115           Ore           115             0.1 opt Au outline
        GB116           Ore           116             0.1 opt Au outline
        GB117           Ore           117             0.1 opt Au outline
        GB118           Ore           118             0.1 opt Au outline
        GB119           Ore           119             0.1 opt Au outline
        GB101A          Ore           120             0.1 opt Au outline, domain of GB101
        GB121           Ore           121             0.1 opt Au outline
        GB122           Ore           122             0.1 opt Au outline
        GB108A          Ore           123             0.1 opt Au outline, top domain of GB108
        GB108B          Ore           124             0.1 opt Au outline, bottom domain of GB108
        GB125           Ore           125             0.1 opt Au outline
        GB126           Ore           126             0.1 opt Au outline
        ------------------------------------------------------------------------------------------

3.5.4   BLOCK MODEL CONSTRUCTION

        Block models were designed to accommodate the full lateral extent of modeled ore solids, with reasonable shoulders on all sides, and overlying rock up to surface. Block model geometry definition is shown in Table 3.5.5.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 42
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 3.5.5: BLOCK MODEL GEOMETRIES
        -------------------------------------------------------------------------------------------------
                                            SWZONE20 / UNREAL                        GOLD BOWL
                                                        MIN         MAX                MIN         MAX
        -------------------------------------------------------------------------------------------------
        EXTENT OF MODEL      X (east)                   3600        5580               4200        5900
                             Y (north)                  4610        5970               5970        7700
                             Z (elev.)                  4600        5600               4400        5400

        ROTATION                            Not rotated                         Not rotated

        BLOCK DIMENSIONS     X              20 feet                             10 feet
                             Y              20 feet                             10 feet
                             Z              5.0 feet / 2.5 feet                 5 feet

        NUMBER OF BLOCKS     Rows           68                                  160
                             Columns        99                                  173
                             Levels         200 / 400                           200
        -------------------------------------------------------------------------------------------------

        Horizontal block dimensions of 20ft by 20ft were chosen for the SWZ block model due to the relatively flat-lying geometry of mineralization and expected resolution of modeled grade. It was believed that smaller block dimensions would produce many adjacent blocks of statistically similar grade. A vertical block dimension of 5ft (in real space) was chosen to accommodate the range in the thickness of mineralization across various portions of the SWZ, and to optimize resolution of vertical grade variation in the thicker portions.

        A block model named "UNREAL" was also created for the SWZ, to be used for interpolation of grade in transformed/un-wrinkled space. The vertical block dimension was decreased to take into account vertical compression that occurred in the un-wrinkling process (see previous section).

        For the GB, horizontal block dimensions of 10ft by 10ft were chosen due to higher drilling density, and the irregular geometry of some of the mineralized zones. A vertical block dimension of 5ft was chosen to accommodate the range in the thickness of the various mineralized zones in the GB, and to optimize resolution of vertical grade variation in the thicker and the flatter of the zones.

        Rock codes were used to flag model blocks for interpolation. Blocks where any part (>0%) was contained within modeled ore solids were flagged and assigned an integer code based on the solid in which they were contained (See Table 3.5.2 and Table 3.5.4). Blocks partially contained within two adjacent ore solids were assigned the solid-code that represented the larger portion of the block. Model blocks where any part (>0%) was contained within magnetite solids were flagged for percent magnetite interpolation. Any block with greater than 50% above the modeled topographic surface was flagged as "Air", and not included in the interpolation processes.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 43
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        The proportion of each block occurring within a modeled solid was calculated, for eventual volumetric considerations. Gemcom uses a "needle" method to determine partial block volumes. Paraphrasing the Gemcom User Manual (section III, pp. 3248):

        A needle is essentially a vector in 3D space that intersects selected objects (e.g. geology solids). By checking the entrance and exit points of each needle through the solids the program determines which regions fall within the solids. The length and area of each needle within the solid is used to calculate its volume.

        A regular needle pattern with a needle density of 10 by 10 (i.e. 100 needles per block) was used to calculate volume percentages, which were stored in the block model. At this density, a block is horizontally sub-divided into 100 equal parts and a needle run through the center of each sub-division. The sum of the needle lengths multiplied by the area of each needle (block area/100) is equal to the partial volume of the block.

        Partial block volumes were calculated with respect to both ore and waste solids. For that region of the SWZ where QP-dike waste solids intersect skarn ore solids, the waste volume was removed from the ore volume for resource tabulation.

3.5.5   STATISTICAL ANALYSIS

        SOUTHWEST ZONE

        The boundaries of modeled SWZ ore solids generally represent geological contacts as discussed above. The assay composites, however, do not respect geology (regular five-foot intervals downhole from drillhole collar). SWZ composites were flagged for use in grade interpolation if at least 20% (1ft) of their length was contained within the perimeter of a modeled ore solid. Fourteen composites were excluded because they were contained within QP-dike waste solids.

        Based on these criteria, a total of 2,559 composites were selected for use in grade interpolation, of which 2,467 are within the main skarn bodies and 92 are in the "SWORE" solids (mineralization within the overlying andesite sequence). Table 3.5.6 provides summary statistics by solid for the main skarn bodies. Histograms of SWZ gold grade distribution are shown in Figures 3.7 and 3.8.

        TABLE 3.5.6: SUMMARY STATISTICS OF COMPOSITES USED FOR SWZ GRADE INTERPOLATION
        --------------------------------------------------------------------------------------------------
                        NUMBER OF
        ORE SOLID       COMPOSITES     MEAN      MIN.         MAX.      MEDIAN      STD. DEV.    VARIANCE
        --------------------------------------------------------------------------------------------------
        W_TOPN          22            0.003     0.0005       0.016       0.002       0.004        0.000
        W_TOPM          309           0.461     0.0005       3.535       0.102       0.719        0.517
        E_TOP           1437          0.172     0.0005       3.967       0.016       0.397        0.158
        E_ARM           207           0.047     0.0005       1.323       0.012       0.157        0.024
        W_BOTM          53            0.059     0.0005       0.815       0.004       0.144        0.021
        E_BOT           439           0.084     0.0005       3.64        0.011       0.239
        --------------------------------------------------------------------------------------------------
        TOTAL           2467          0.178     0.0005       3.967       0.015       0.428        0.183
        --------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 44
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Restriction of high-grade composites was deemed unnecessary based on the smooth shape of the cumulative frequency distribution (Figure 3.8), the lack of distinct high-grade outliers, and the `dilution' inherent to the sampling and compositing methods used. For purposes of comparison to historical resource estimations however, a capping level of 2.0opt (~99th percentile), and for one variation 1.5opt (~95th percentile), were applied during grade interpolation as iterations of the `base case'.

        Statistical analysis of the populations of composites within the SWORE solids was not done due to the insufficient number of samples available.

        GOLD BOWL

        GB modeled ore solids were constructed from geologically based grade outlines and `snapped' to composite boundaries. Therefore, none of the composites used during interpolation straddle ore solid boundaries. A total of 1,160 composites are contained within modeled ore solids, and another 416 are contained within polygonal outlines. Table 3.5.7 provides summary statistics by ore solid for modeled GB mineralization. Histograms of GB gold grade distribution are shown in Figures 3.9 and 3.10.

        TABLE 3.5.7: SUMMARY STATISTICS OF COMPOSITES FOR GOLD BOWL GRADE INTERPOLATION
        --------------------------------------------------------------------------------------------------
                        NUMBER OF
        ORE SOLID       COMPOSITES     MEAN      MIN.         MAX.      MEDIAN      STD. DEV.    VARIANCE
        --------------------------------------------------------------------------------------------------
        GBPOLY          416           0.3466    0.0010       4.2640     0.1610      0.5620        0.3158
        GB101           379           0.1955    0.0005       3.0620     0.1300      0.2467        0.0609
        GB102           43            0.2695    0.0005       1.2520     0.1500      0.3387        0.1147
        GB103           11            0.3869    0.0540       0.9320     0.2720      0.2741        0.0751
        GB104           15            0.2845    0.1000       0.9100     0.1860      0.2270        0.0515
        GB105           39            0.3824    0.0180       1.9880     0.2490      0.4271        0.1824
        GB106           10            0.2455    0.0404       0.9260     0.1570      0.2715        0.0737
        GB107           21            0.1788    0.0020       0.8250     0.0840      0.2335        0.0545
        GB108           221           0.3088    0.0020       3.3130     0.1960      0.4234        0.1793
        GB109           80            0.8524    0.0140       9.3700     0.3140      1.4422        2.0799
        GB110           36            0.4190    0.0100       1.5842     0.2785      0.4112        0.1691
        GB111           20            1.2007    0.0400       4.6450     0.4270      1.3591        1.8472
        GB112           51            0.4202    0.0100       3.4730     0.2540      0.5942        0.3530
        GB113           17            0.3068    0.0680       0.9940     0.1930      0.2913        0.0848
        GB114           8             1.1544    0.0760       2.5790     0.8840      0.9652        0.9315
        GB115           38            0.2823    0.0200       1.3680     0.1650      0.2953        0.0872
        GB116           12            0.4932    0.0180       1.7800     0.2390      0.5345        0.2857
        GB117           22            1.4115    0.0100    1  2.9540     0.2625      3.2143       10.3319
        GB118           34            0.2602    0.0100       1.3240     0.1285      0.3265        0.1066
        GB119           13            0.4923    0.0176       2.2990     0.2000      0.6393        0.4087
        GB121           11            0.1465    0.0120       0.3460     0.1560      0.1142        0.0130
        GB122           15            0.3747    0.0020       1.2590     0.1980      0.3949        0.1560
        GB125           31            0.3497    0.0130       3.7520     0.1160      0.6913        0.4779
        GB126           33            0.3232    0.0100       2.3980     0.1160      0.5074        0.2574
        --------------------------------------------------------------------------------------------------
        TOTAL           1576          0.3570    0.0005    1  2.9540     0.1631      0.7006        0.4908
        --------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 45
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Despite the smooth shape of the cumulative frequency distribution (Figure 3.10), it was believed necessary to limit the influence of a small subpopulation of extremely high-grade composites (up to 12.95opt). These were considered outliers in the population and grade capping was deemed an appropriate way to control their impact. A capping level of 2.0opt, and for one variation 1.3opt, was applied during grade interpolation. A non-capped iteration was run as well. Due to the lack of a clear inflection point in the cumulative frequency distribution, the selected capping levels are somewhat arbitrary, however the 2.0opt level was selected for comparison with the SWZ.

3.5.6   VARIOGRAPHY & GEOSTATISTICS

        Spatial analysis was performed on the set of flagged composites within the modeled SWZ skarn ore solids. Initially, non-transformed (real space) data representing the full population of skarn composites and, separately, various `stratigraphic subpopulations' (e.g. see Tables
        3.5.2 and 3.5.3), were examined. Analysis was also done of two sets of ten-foot down-hole composites created from the complete skarn database. Compositing was done along the entire drill hole and separately only within skarn intervals. Ultimately, analysis was performed on un-faulted, un-wrinkled data, and concentrated on the top-of-marble region containing the bulk of the mineralization. The database examined included relevant samples from the T-8 series of 10ft spaced drill holes (20holes/151 composites), and from two sets of twin holes (63 composites).

        Experimental 3D semi-variograms were constructed along the full range of `horizontal' directions within the transformed skarn body. Variograms along a narrow range of northeasterly and southeasterly directions are the most meaningful and display the longest apparent ranges. An azimuth of 030o was selected as the principal direction of continuity, with a secondary direction orthogonal to it at 120o. These directions correspond to trends apparent in calculated and modeled grade-thickness data (see Figures 2.3 and 2.4).

        Variogram models were created as `best-fits' to those experimental 3D semi-variograms selected to represent the directions of best apparent continuity. Because the untransformed data produced very `noisy' semi-variograms, and because the composited data is approximately log-normally distributed, it was considered appropriate to use log-transformed data to estimate variogram model ranges. Semi-variograms of log transformed data and corresponding variogram model curves are presented as Figures 3.11, 3.12, and 3.13.

        Due to the general lack of close-spaced drilling in the SWZ area, the nugget effect was difficult to obtain directly from experimental 3D semi-variograms. Therefore, omnidirectional variograms (Figure 3.16), downhole variograms (Figure 3.15), variograms of only the "T8-" series of close-spaced holes (Figure 3.14), and the variance of split core duplicates were examined. Variogram nugget values using these various data sets are tabulated as Table 3.5.8.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 46
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 3.5.8: SWZ NUGGET EFFECT AS DETERMINED USING VARIOUS METHODS
        ------------------------------------------------------------------------
        SOURCE / DATA SET                                       NUGGET EFFECT
        ------------------------------------------------------------------------
        SWZ omni-directional variogram                                  0.030
        T8 omni-directional variogram                                   0.022
        SWZ downhole variogram                                          0.060
        Semi-variance of split core                                     0.026
        ------------------------------------------------------------------------

        The nugget effect calculated from split core duplicates was used for the variogram model due to its reliability and inconclusive variograms of the other methods. The T8 area is considered an anomalous subpopulation because of its high average grade.

        The sill value for the variogram model was determined from a review of experimental 3D semi-variograms constructed from non-transformed data. Variogram sill values using these various data sets are tabulated in Table 3.5.9.

        TABLE 3.5.9: SWZ VARIOGRAM SILL VALUES AS DETERMINED USING VARIOUS METHODS
        --------------------------------------------------------------------------
        SOURCE / DATA SET                                                SILL
        --------------------------------------------------------------------------
        SWZ omni-directional variogram                                   0.14
        SWZ downhole variogram                                           0.15
        SWZ vertical variogram                                           0.17
        Semi-variance of all SWZ composites                              0.09
        --------------------------------------------------------------------------

        A sill value of 0.15 was used for the variogram model, being the average of sill values obtained from the various semi-variograms.

        Spatial analysis of the populations of composites within the SWORE solids was not done. Because of uncertainty regarding their geological character and continuity, inverse-of-distance estimation techniques were used for these solids.

        Cursory spatial analysis was performed on the set of flagged composites occurring within the various GB modeled solids and polygons. Most individual solids contain too few composites, and the `global' population of composites represents such a diversity of geological settings and geometry, that meaningful analysis on either basis is difficult. Attempts to construct 3D semi-variograms yielded poor results; therefore inverse-of-distance estimation techniques were used in the absence of definitive variogram parameters.

3.5.7   GRADE INTERPOLATION

        SOUTHWEST ZONE

        Three interpolation passes were used to assign gold grade to all blocks contained within the modeled SWZ skarn ore solids. Since several of the ore solids are fault-displaced


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 47
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        domains of an originally continuous zone of mineralization, composites from solids representing the same region (e.g. top-of-marble) were used for interpolation within a region. Table 3.5.10 lists the source regions of composites that were used to interpolate grade into each solid for all interpolation passes (see Table 3 for solids descriptions).

        TABLE 3.5.10: TARGET SOLIDS & SOURCE REGIONS FOR SWZ GRADE INTERPOLATION
        ----------------------------------------------------------------------------------
        TARGET SOLID    TARGET SOLID INTEGER CODE       SOURCE REGION OF COMPOSITES USED
        ----------------------------------------------------------------------------------
        W_TOPN                                 71                               71,72,73
        W_TOPM                                 72                               71,72,73
        E_TOP                                  73                               71,72,73
        E_ARM                                  74                                     74
        W_BOTM                                 76                                  76,77
        E_BOT                                  77                                  76,77
        SWORE1                                 81                                     81
        SWORE2                                 82                                     82
        SWORE3                                 83                                     83
        ----------------------------------------------------------------------------------

        Pass-1 interpolation was performed on all blocks that were successfully un-wrinkled. Interpolation parameters for Pass-1 were based on the variogram model and geological controls, and these parameters are listed in Table 3.5.11. Block variance, distance to nearest data point, and number of points used for grade estimation, in addition to gold grade, were calculated during Pass-1. Following interpolation, all blocks were back-transformed to real space.

        TABLE 3.5.11: SWZ PASS-1 GRADE INTERPOLATION PARAMETERS
        ------------------------------------------------------------------------
        DESCRIPTION            PARAMETER
        ------------------------------------------------------------------------
        Model                                     SWZ UNREAL (transformed space)
        Input points                                 Transformed gold composites
        Target blocks                                     Transformed ore blocks

        Search ellipse ranges (x:y:z)                          150' x 150' x 15'
        Orientation of ellipse primary axis 030(degrees) azimuth, horizontal Orientation of ellipse secondary axis 120(degrees) azimuth, horizontal

        Variogram model primary axis            030(degrees) azimuth, horizontal
        Variogram model secondary axis          120(degrees) azimuth, horizontal
        Variogram model ranges                                  130' x 85' x 15'
        Model nugget                                                       0.026
        Model sill                                                         0.150

        Minimum composites to assign grade                                     4
        Maximum composites to use                                             23
        Maximum composite per drill hole                                       3

        Interpolation methods             Ordinary Kriging, ID(2), ID(3), ID(10)
        ------------------------------------------------------------------------


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 48
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        Some ore blocks were not successfully transformed during the unwrinkling process because their centroids fall outside of the solids used for unwrinkling (see Section 3.5.2). Blocks that were not transformed were flagged for interpolation in real space during a second pass. Pass-2 interpolation consisted of assigning grade to flagged blocks by averaging two or more adjacent blocks that had been assigned grade in Pass-1. Search ellipse ranges were designed to capture only immediately adjacent blocks. Pass-2 grade interpolation parameters are listed in Table 3.5.12.

        TABLE 3.5.12: SWZ PASS-2 GRADE ESTIMATION PARAMETERS
        ------------------------------------------------------------------------
        DESCRIPTION            PARAMETER
        ------------------------------------------------------------------------
        Model                                                 SWZ20 (real space)
        Input points                              Back-transformed Pass-1 blocks
        Target blocks           Only blocks that were unsuccessfully transformed
                                                                      for Pass-1

        Search ellipse ranges (x:y:z)                             39' x 39' x 9'
        Orientation of ellipse primary axis 090(degrees) azimuth, horizontal Orientation of ellipse secondary axis 180(degrees) azimuth, horizontal

        Minimum composites to assign grade                                     2
        Maximum composites to use                                             15
        Maximum composite per drill hole                                     N/A

        Interpolation methods          Average of adjacent Pass-1 blocks (ID(0))
        ------------------------------------------------------------------------

        Blocks not assigned grade in Pass-1 or Pass-2 were assigned grade in a third pass. Pass-3 interpolation was performed in real space using the same variogram model parameters Pass-1, but with the axes rotated to correspond with the real space orientation of the modeled ore solids. The search ellipse ranges were increased and sample/composite restrictions were decreased to ensure that all previously non-updated blocks were `captured'. Pass-3 grade interpolation parameters are listed in Table 3.5.13.

        Pass-3 estimates ARE considered to be of lower confidence because fewer composites are required and these composites can be at a significant distance from the block being estimated.

        In summary, nine gold grade models were created for the SWZ:

        o       Ordinary Kriged without a high-grade cap

        o       Ordinary Kriged at a 2.0opt Au cap

        o       Ordinary Kriged at a 1.5opt Au cap

        o       ID2 without a high-grade cap

        o       ID2 at a 2.0opt Au cap


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 49
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        o       ID3 without a high-grade cap

        o       ID3 at a 2.0opt Au cap

        o       ID10 without a high-grade cap

        o       ID10 at a 2.0opt Au cap

        TABLE 3.5.13: SWZ PASS-3 GRADE ESTIMATION PARAMETERS
        ------------------------------------------------------------------------
        DESCRIPTION                                                    PARAMETER
        ------------------------------------------------------------------------
        Model                                                 SWZ20 (real space)
        Input points                                       Real-space composites
        Target blocks      All ore blocks not assigned grade in Pass-1 or Pass-2

        Search ellipse ranges (x:y:z)                          230' x 230' x 50'
        Orientation of ellipse primary axis 030(degrees) azimuth, horizontal Orientation of ellipse secondary axis 120(degrees) azimuth, dipping
                                                                    -20(degrees)

        Variogram model primary axis            030(degrees) azimuth, horizontal
        Variogram model secondary axis             120(degrees) azimuth, dipping
                                                                    -20(degrees)
        Variogram model ranges                                  130' x 85' x 15'
        Model nugget                                                       0.026
        Model sill                                                         0.150

        Minimum composites to assign grade                                     2
        Maximum composites to use                                             23
        Maximum composite per drill hole                                    None
        Interpolation methods             Ordinary Kriging, ID(2), ID(3), ID(10)
        ------------------------------------------------------------------------

        For the inverse-of-distance iterations, anisotropy was introduced via the search ellipse parameters.

        Separate grade interpolation was performed on the SWORE solids (mineralization within the overlying andesite sequence). Interpolation parameters used are listed in Table 3.5.14. Because of uncertainty regarding the geological character and continuity of these zones, their grade estimates are considered to be of lower confidence.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 50
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 3.5.14: SWZ "SWORE" SOLIDS GRADE INTERPOLATION PARAMETERS
        ------------------------------------------------------------------------
        DESCRIPTION                                            PARAMETER
        ------------------------------------------------------------------------
        Model                                    SWZ20 SWORE solids (real space)
        Input points                              Composites within SWORE solids
        Target blocks                             All blocks within SWORE solids

        Search ellipse ranges (x:y:z)                          175' x 175' x 25'
        Orientation of ellipse primary axis 090(degrees) azimuth, horizontal Orientation of ellipse secondary axis 180(degrees) azimuth, horizontal

        Minimum composites to assign grade                                     2
        Maximum composites to use                                             15
        Maximum composite per drill hole                                       3

        Interpolation methods                                              ID(2)
        ------------------------------------------------------------------------

        Table 3.5.15 provides a summary of the number of model blocks assigned grade in each pass.

        TABLE 3.5.15: NUMBER OF SWZ MODEL BLOCKS UPDATED DURING EACH PASS
        ------------------------------------------------------------------------
                                                                BLOCKS UPDATED
        ------------------------------------------------------------------------
        OK Pass-1                                                       45,083
        OK Pass-2                                                        4,218
        OK Pass-3                                                          851
        Total-Main ore                                                  50,152
        Andesite ID2                                                     1,616
        Grand Total                                                     51,768
        ------------------------------------------------------------------------

        GOLD BOWL

        Two interpolation passes were used to assign gold grade to all blocks contained in the modeled GB ore solids. Grade interpolation for all modeled ore solids in both passes was done using anisotropic ID2 weighting of composites. Only composites within an ore solid were used to assign grade to blocks within that solid. Solid "GB108", representing mineralization related to the diorite body in the upper GB, was subdivided into three domains, top, bottom and hinge because of the complex geometry of the solid. Blocks in the hinge domain were interpolated using all GB108 composites. Blocks in the top and bottom domains used composites from their respective domains as well as from the hinge.

        Several estimation profiles with different search ellipse sizes and orientations were used to interpolate grade in the GB because of the variable orientation and dimensions of the many modeled ore solids,. Table 3.5.16 provides a summary of the parameters used for the various estimation profiles during Pass-1. Table 3.5.17 provides a summary of which grade estimation profile was used for each of the various GB modeled ore solids.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 51
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 3.5.16: SUMMARY OF DRILLHOLES USED ON 2003 RESOURCE ESTIMATE
        ----------------------------------------------------------------------------------------------------------------------------
                                        PROFILE 1           PROFILE 2           PROFILE 3           PROFILE 4           PROFILE 5
        ----------------------------------------------------------------------------------------------------------------------------
        Search ellipse ranges
        (x:y:z)                       100'x100'x30'       100'x100'x30'       100'x100'x30'       100'x100'x30'      100'x100'x100'
        Orientation of ellipse    090(degrees) azi,   270(degrees) azi,   000(degrees) azi,   020(degrees) azi,   000(degrees) azi,
        primary axis                   -22(degrees)        -25(degrees)          horizontal        -60(degrees)          horizontal
        Orientation of ellipse            180o azi,   360(degrees) azi,   090(degrees) azi,   110(degrees) azi,   090(degrees) azi,
        secondary axis                   horizontal          horizontal          horizontal          horizontal          horizontal

        Min. Composites                           3                   3                   3                   3                   3
        Max. Composites                          15                  15                  15                  15                  15
        Max. per DH                               3                   3                   3                   3                   3
        ----------------------------------------------------------------------------------------------------------------------------

        Distance to nearest data point and number of points used for grade estimation were calculated in addition to gold grade during Pass-1 interpolation.

        Blocks not assigned grade in Pass-1, due to sample or search restrictions, were updated in a second pass. Pass-2 interpolation parameters included a 50% increase in all search ellipse ranges and a decrease in the number of composites requirement, and are listed in Table 3.5.18.

        TABLE 3.5.17: GRADE INTERPOLATION PROFILE FOR EACH GOLD BOWL MODELED ORE SOLID
        -----------------------------------------------------------------------------------------
               PROFILE 1       PROFILE 2           PROFILE 3         PROFILE 4        PROFILE 5
        -----------------------------------------------------------------------------------------
                   GB108           GB103               GB110             GB101            GB120
                   GB109           GB104               GB112             GB111            GB102
                   GB118           GB105               GB113
                   GB119           GB106               GB114
                   GB121           GB107               GB115
          GB124 (GB108b)           GB116               GB122
                   GB117                      GB123 (GB108a)
                                                       GB125
                                                       GB126
        -----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 52
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 3.5.18: GOLD BOWL PASS-2 GRADE INTERPOLATION PROFILE PARAMETERS
        ----------------------------------------------------------------------------------------------------------------------------
                                        PROFILE 1           PROFILE 2           PROFILE 3           PROFILE 4           PROFILE 5
        ----------------------------------------------------------------------------------------------------------------------------
        Search ellip ranges
        (x:y:z)                     150'x150'x45'       150'x150'x45'       150'x150'x45'       150'x150'x45'      150'x150'x150'
        Orientation of          090(degrees) azi,   270(degrees) azi,   000(degrees) azi,   020(degrees) azi,   000(degrees) azi,
        ellipse axis            prima-22(degrees)        -25(degrees)          horizontal        -60(degrees)          horizontal
        Orientation of          180(degrees) azi,   360(degrees) azi,   090(degrees) azi,   110(degrees) azi,   090(degrees) azi,
        ellipse secondary axis         horizontal          horizontal          horizontal          horizontal          horizontal

        Min. Composites                         2                   2                   2                   2                   2
        Max. Composites                        15                  15                  15                  15                  15
        Max. per DH                          None                None                None                None                None
        ----------------------------------------------------------------------------------------------------------------------------

        Table 3.5.19 provides a summary of the number of model blocks assigned grade in each pass.

        TABLE 3.5.19: NUMBER OF GOLD BOWL MODEL BLOCKS UPDATED DURING EACH PASS
        ------------------------------------------------------------------------
                                                                 BLOCKS UPDATED
        ------------------------------------------------------------------------
        Pass-1                                                           41,646
        Pass-2                                                              788
        Total-Main ore                                                   42,434
        ------------------------------------------------------------------------

        In summary, seven gold grade models were created for the GB:

        o       ID2 without a high-grade cap

        o       ID2 at a 2.0opt Au cap

        o       ID2 at a 1.3opt Au cap

        o       ID3 without a high-grade cap

        o       ID3 at a 2.0opt Au cap

        o       ID10 without a high-grade cap

        o       ID10 at a 2.0opt Au cap

3.5.8   DENSITY MODELING

        BMG had calculated average bulk densities for specific lithology-alteration facies, separately for "ore" and "waste", using an extensive database of specific gravity


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 53
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        measurements (see Johnson, 1992). BMG's selected threshold for definition of "magnetite skarn" had been 5%, based on logged estimates of volume-% concentration. Separate average densities had been calculated for magnetite skarn in the SWZ and the GB.

        The authors decided that a more precise method of accounting for magnetite impact on rock density was required because magnetite concentration is highly variable within the SWZ, only locally of massive proportions, and because of the local coincidence of high gold and magnetite concentrations,. Accordingly, a percent magnetite model was created for the SWZ, using an ID2 interpolation method. Density was subsequently calculated as a function of magnetite concentration and the average density value for SWZ skarn as measured by BMG.

        Magnetite concentration in the GB area is for the most part confined to a single fairly well defined zone, in which gold concentration is relatively low. A greater proportion of this magnetite zone consists of massive concentrations compared to the SWZ, and the average values calculated by BMG reflect this fact. Because of this apparently uncomplicated distribution, density was assigned by rock type within the GB, based on the BMG calculated averages.

        SOUTHWEST ZONE

        It was considered adequate to use an ID2 interpolation method to model magnetite distribution because of the inherently uncertain accuracy of the visual estimates of magnetite volume-% in drill core,. Two interpolation passes were used to assign magnetite-% values to all blocks contained within the modeled magnetite skarn solids. Only magnetite-% composites within a magnetite skarn solid were used to assign percentages to blocks within that solid. The model was un-faulted and un-wrinkled due to the undulating nature of the modeled magnetite solids and their variable width,.

        Pass-1 interpolation was performed on all blocks that were successfully transformed by the un-wrinkling process, and these parameters are listed in Table 3.5.20.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 54
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 3.5.20: SWZ PASS-1 MAGNETITE INTERPOLATION PARAMETERS
        ------------------------------------------------------------------------
        DESCRIPTION                                                    PARAMETER
        ------------------------------------------------------------------------
        Model                                     SWZ UNREAL (transformed space)

        Input points                            Transformed magnetite composites
        Target blocks                         Transformed magnetite-skarn blocks

        Search ellipse ranges (x:y:z)                          100' x 100' x 15'
        Orientation of ellipse primary axis 000(degrees) azimuth, horizontal Orientation of ellipse secondary axis 090(degrees) azimuth, horizontal

        Minimum composites to assign grade                                     2
        Maximum composites to use                                             12
        Maximum composite per drill hole                                       2

        Interpolation method                                               ID(2)
        ------------------------------------------------------------------------

        Following Pass-1 interpolation, blocks were back-transformed to real space. Those blocks that were not assigned a value in Pass-1, due to sample or search restrictions, were updated in a second pass. Pass-2 interpolation parameters are listed in Table 3.5.21.

        TABLE 3.5.21: SWZ PASS-2 MAGNETITE INTERPOLATION PARAMETERS
        ------------------------------------------------------------------------
        DESCRIPTION                                                    PARAMETER
        ------------------------------------------------------------------------
        Model                                                 SWZ20 (real space)
        Input points                             Real-space magnetite composites
        Target blocks                   All blocks not assigned values in Pass-1

        Search ellipse ranges (x:y:z)                          175' x 175' x 30'
        Orientation of ellipse primary axis            090(degrees) azimuth, dip
                                                                    -20(degrees)
        Orientation of ellipse secondary axis   180(degrees) azimuth, horizontal

        Minimum composites to assign grade                                     2
        Maximum composites to use                                             12
        Maximum composite per drill hole                                    None

        Interpolation method                                               ID(2)
        ------------------------------------------------------------------------

        Once all magnetite skarn model blocks were assigned a magnetite-% value, density was calculated for all skarn ore model blocks. Ore blocks not situated within modeled magnetite skarn solids were assigned a default density of 0.1005 tons/ft3. This value was calculated by BMG as an average for SWZ skarn, which could, by definition, contain up to 5% magnetite. For ore blocks with >5% magnetite (i.e. those updated during the magnetite interpolation process), density was calculated using the following formula:

        (1)     pmag = 0.1005 x (1-mag%) + 0.1623 x (mag%)
        where:  Density of magnetite bearing rock = pmag
                Density of SWZ skarn = pskn = 0.1005 tons/ft3


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 55
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                Percent magnetite = mag% (expressed as a fraction) Density of pure magnetite = 0.1623 tons/ft3

        Some ore blocks were only partially within a modeled magnetite skarn solid, the balance being in non-magnetite bearing skarn ore. Therefore, the density of each block was weighted by its proportion of magnetite to non-magnetite bearing rock, as follows:

        (2)     pblock= [fI mag x (skn% - nomagskn%) + 0.1005 x (nomagskn%)] / skn%
        where:  Density of block = pblock
                Percent of block in skarn ore solid = skn%
                Percent of block in skarn ore solid, but not in mag-skarn solid = nomagskn%

        Table 3.5.22 presents statistics of calculated block densities.

        TABLE 3.5.22: SUMMARY OF DRILLHOLES USED ON 2003 RESOURCE ESTIMATE
        ------------------------------------------------------------------------
        DESCRIPTION                                                       VALUE
        ------------------------------------------------------------------------
        Number of blocks                                                 11,951
        Mean                                                             0.1029
        Median                                                           0.1006
        Minimum                                                          0.1005
        Maximum                                                          0.1456
        Standard deviation                                               0.0040
        ------------------------------------------------------------------------

        GOLD BOWL

        Each modeled ore solid or domain was assigned a density based on its dominant lithology and degree and type of skarn alteration in terms of the BMG lithology-alteration facies scheme (Table 3.5.23). Values assigned were those facies averages calculated by BMG. All model blocks within each solid/domain were assigned the same value.

        TABLE 3.5.23: DENSITY ASSIGNED TO GOLD BOWL ORE SOLIDS & DOMAINS
        -----------------------------------------------------------------------------------------------
        DENSITY       DENSITY      LITHOLOGY-ALTERATION FACIES      ORE SOLID/DOMAIN
        (TON/FT3)    (FT3/TON)
        -----------------------------------------------------------------------------------------------
        0.1193          8.38       Magnetite skarn                  GB101, GB102, GB101A GB121
        0.1008          9.92       GB skarn (dominantly garnet)     GB103, GB104, GB105, GB106, GB107,
                                                                    GB109, GB111, GB112, GB113, GB114,
                                                                    GB117, GB118, GB108A,
        0.1005          9.95       SWZ skarn                        GB110, GB115, GB116, GB122
        0.0922         10.85        GB diorite endoskarn            GB108, GB119, GB108B
        0.0966         10.35       Andesite skarn                   GB125, GB126
        -----------------------------------------------------------------------------------------------

3.5.9   MODEL VERIFICATION

        Both SWZ and GB grade models were visually inspected, row by row, across the entire model. Comparison was made between the block-modeled grade distribution PATTERN and that interpreted from drill hole information. Block gold grades were also compared to adjacent drill hole composite data.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 56
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        The SWZ OK model provides a very good overall fit with composite data and the geological interpretation. The only area of concern is south of 4830N between 4200E and 4400E, where drill hole density is poor along the southern margin of the SWZ. In this area, an approximate 300ft gap in coverage on section 4800N (one drill hole failed to reach the host skarn, an adjacent one intercepted an unmineralized dike) allows high-grade composites from a hole at 4830N to be weighted relatively heavily in the estimation of block grades through the gap. As a result, high grade was `smeared' to the south into an untested area that is probably of low grade. As a remedy, all blocks south of 4800N were assigned to a lower confidence category. Block and composite grade comparisons are presented in Figures 3.17 and 3.18. The SWZ ID2 model compared similarly but, as would be expected, showed a higher degree of smoothing.

        For the GB area, the ID3 model capped at 2.0opt Au provided the best overall fit, having preserved the lateral and vertical grade variability displayed in the composite data. Block and composite grade comparisons are presented in Figures 3.19, 3.20, and 3.21.

3.5.10  MINERAL RESOURCE CATEGORIZATION

        For this report the CIM 2000 classification scheme was used for resource reporting. These standards were developed by the Valuation of Mineral Properties Committee of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and incorporated into the Canada National Instrument 43-101.

        SOUTHWEST ZONE

        The authors feel that the approach reported herein best approximates the mineralization in the SWZ resource model. Many other iterations of the model were completed utilizing a variety of estimation parameters with different search and sample selection criteria. Additionally, grade interpolation was performed on models representing the current, in situ, geometry of the deposit as well as the un-faulted and un-wrinkled models described herein. The results of the various trial models compare remarkably well with the final results. This observation strongly supports the conclusion that the consistency of the mineralized system for this part of the deposit is above average.

        Estimates of grade within most of the SWZ model can be stated with a relatively high level of confidence, and can be categorized as "Indicated". This is due to a good understanding of geological controls, adequate data density, good confirmatory results in the 2002-2003 in-fill program and excellent continuity of mineralization.

        There are however, several areas of the SWZ where the level of confidence in the estimates is lower, and these estimates should be categorized as "Inferred". These areas and the reasons for their reduced level of confidence are as follows:

        o South of 4800N: As explained above, high grades may have been unduly spread to the south of 4800N due to a paucity of data. All blocks south of a line drawn at approximately 4800N were categorized as Inferred. This area still has potential to


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 57
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                host high-grade mineralization, since the host skarn remains untested in the area where high-grade smearing is most pronounced.

        o West side of E-BOT: A high number of blocks in this geological solid were not assigned grade until Pass-3. Since fewer samples and a larger search ellipse were required to assign grade to these blocks, they were categorized as Inferred.

        o W_TOPN: All blocks in this geological solid were categorized as Inferred due to the low number of drill hole intersections (5).

        o E_ARM: Due to the poor understanding of geological controls on mineralization in this area, all blocks in this geological solid were categorized as Inferred.

        o North and West areas of W_BOTM: A high number of blocks in these areas were not assigned grade until Pass-3. Since fewer samples and a larger search ellipse were required to assign grade to these blocks, they were they were categorized as Inferred.

        o SWORE: Due to the poor understanding of geological controls on mineralization in these zones, all blocks were categorized as Inferred.

        It should be noted that blocks not assigned grade until Pass-2 are not considered to be intrinsically of lower confidence than those estimated during Pass-1. Areas hosting Pass-2 blocks have the same geological setting, density of data and distance to nearby composites as Pass-1 areas. They were assigned grade during a later pass only because they were not successfully un-wrinkled.

        GOLD BOWL

        Level-of-confidence categories for the GB area were determined on a domain-by-domain basis. Domains categorized as Indicated are those based on at least 4 drill hole intersections, that have demonstrated continuity of mineralization from section to section, and where geological controls are reasonably well understood. In general, the domains associated with the magnetite skarn unit in the lower GB, the diorite body in the upper GB, and the flat-lying SWZ stratigraphic sequence west of the NLF have these characteristics. The balance of the domains is, in general, less well understood, and these are classified as Inferred. A summary of the GB resource categorization is presented in Table 3.5.24.

        All polygonal domains are deemed to be poorly understood due to lack of data density, continuity or size. None of the polygonal domains are classified in this resource, but all can be appropriately designated as "other mineralization".


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 58
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 3.5.24: GOLD BOWL RESOURCE CATEGORIZATION
        --------------------------------------------------------------------------------------------------
        DOMAIN        INTER-  CATEGORY     REASON                                                        \
                     SECTIONS
        --------------------------------------------------------------------------------------------------
        GB100           149   Other        All Polygonal, some good intersects, but no lateral continuity
        GB101           63    Indicated    Good geological control, many intersects, good continuity
        GB102           9     Indicated    Same as 101 but less extent
        GB103           4     Inferred     Small thin, poor geological control
        GB104           6     Inferred     Small thin, poor geological control
        GB105           7     Indicated    Good continuity, thick intersections
        GB106           4     Inferred     Small, thin, few pierce points
        GB107           9     Inferred     Thin, and although good NS extent poor geological controls
        GB108           17    Indicated    Good geological control, many intersects, good continuity
        GB109           11    Indicated    Good continuity, thick intersections, not confused with other intersections in stratigraphic position
        GB110           9     Indicated    SWZ stratigraphy, good geological controls
        GB111           3     Inferred     Too few intersections, geological control is questionable
        GB112           10    Indicated    SWZ stratigraphy, good number of intersects
        GB113           4     Inferred     Too few intersections, geological control is questionable
        GB114           3     Inferred     Too few intersections, geological control is questionable
        GB115           15    Indicated    SWZ stratigraphy, good number of intersects, "Road Cut Zone"
        GB116           6     Indicated    SWZ stratigraphy, good number of intersects
        GB117           7     Indicated    Good continuity, thick intersections, not confused with other intersections in same stratigraphic position
        GB118           11    Indicated    Good number of intersects, but poor geological controls, not confused with other intersects
        GB119           6     Inferred     Thin, and although good NS extent, could have been linked up any number of ways
        GB101a                Indicated    See 101
        GB121           4     Inferred     Too few intersections, geological control is questionable
        GB122           5     Indicated    SWZ stratigraphy at south end of GB
        GB108A          17    Indicated    See 108
        GB108B          17    Indicated    See 108
        GB125           8     Inferred     Andesite skarn continuation from SWZ, poor geological control
        GB126           13    Inferred     Andesite skarn continuation from SWZ, poor geological control
        --------------------------------------------------------------------------------------------------

3.5.11  MINERAL RESOURCE TABULATION

        The mineral resource for the SWZ is tabulated using the non-capped OK block model for the main skarn bodies and non-capped ID2 block model for the andesite skarn (SWORE) domains. A complete tabulation of results is presented in Table 3.5.25.

        The mineral resource for the GB area is tabulated using the ID3 block model capped at 2.0 opt Au. A complete tabulation of results is presented in Table 3.5.26.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 59
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 3.5.25: SWZ MINERAL RESOURCE CLASSIFICATION
        -------------------------------------------------------------------------------------------------------------
                   INDICATED                         INFERRED                         TOTAL RESOURCE
         CUT-OFF     TONNAGE     GRADE   CONTAINED    TONNAGE     GRADE   CONTAINED    TONNAGE     GRADE   CONTAINED
           GRADE      (TONS)  (OPT AU)      OUNCES     (TONS)  (OPT AU)      OUNCES     (TONS)  (OPT AU)      OUNCES
        (OPT AU)
        -------------------------------------------------------------------------------------------------------------
            >2.0       3,566     2.162       7,709          0         0           0      3,566     2.162       7,709
            >1.5      34,022     1.750      59,541          0         0           0     34,022     1.750      59,541
            >1.0     150,455     1.315     197,797        903     1.110       1,002    151,357     1.313     198,799
           >0.75     296,287     1.094     324,092     12,351     0.858      10,603    308,638     1.084     334,695
            >0.5     556,920     0.866     482,061     37,483     0.698      26,179    594,403     0.855     508,239
           >0.25   1,430,765     0.549     785,730    135,668     0.452      61,318  1,566,433     0.541     847,048
          >0.185   1,902,234     0.467     887,786    174,799     0.400      69,867  2,077,033     0.461     957,653
          >0.142   2,318,275     0.412     955,317    207,840     0.362      75,199  2,526,115     0.408   1,030,516
           >0.12   2,560,806     0.386     987,097    225,326     0.344      77,481  2,786,132     0.382   1,064,578
            >0.1   2,826,855     0.360   1,016,264    244,906     0.325      79,640  3,071,761     0.357   1,095,904
              >0   6,211,106     0.182   1,131,615    968,502     0.097      93,896  7,179,608     0.171   1,225,511
        -------------------------------------------------------------------------------------------------------------

        TABLE 3.5.26: GOLD BOWL MINERAL RESOURCE CLASSIFICATION
        -------------------------------------------------------------------------------------------------------------
                   INDICATED                         INFERRED                         TOTAL RESOURCE
         CUT-OFF     TONNAGE     GRADE   CONTAINED    TONNAGE     GRADE   CONTAINED    TONNAGE     GRADE   CONTAINED
           GRADE      (TONS)  (OPT AU)      OUNCES     (TONS)  (OPT AU)      OUNCES     (TONS)  (OPT AU)      OUNCES
        (OPT AU)
        -------------------------------------------------------------------------------------------------------------
            >2.0           0     2.000           0          0     0.000           0          0     0.000           0
            >1.5       6,537     1.732      11,324      2,585     1.665       4,303      9,121     1.713      15,627
            >1.0      28,436     1.319      37,500     11,901     1.311      15,603     40,338     1.316      53,104
           >0.75      63,081     1.067      67,335     25,444     1.077      27,392     88,526     1.070      94,727
            >0.5     141,209     0.813     114,815     44,433     0.869      38,628    185,642     0.827     153,444
           >0.25     440,732     0.490     216,063    108,811     0.564      61,376    549,543     0.505     277,440
          >0.185     654,511     0.401     262,200    146,402     0.475      69,558    800,913     0.414     331,758
          >0.142     872,029     0.341     297,630    185,160     0.409      75,799  1,057,189     0.353     373,429
           >0.12     997,934     0.315     314,066    204,676     0.383      78,361  1,202,609     0.326     392,428
            >0.1   1,114,576     0.293     327,051    218,938     0.365      79,943  1,333,514     0.305     406,995
              >0   1,230,231     0.273     335,643    239,954     0.340      81,477  1,470,185     0.284     417,120
        -------------------------------------------------------------------------------------------------------------

        As discussed in Section 3.5.1, some of the mineralized zones in the GB were not included in the block modeling exercise. For these zones, drill hole density was insufficient to imply continuity, or individual drill hole intersections represent apparently isolated pods of mineralization. A cross-sectional polygon method was used to account for this mineralization. The results of the sectional-polygonal resource estimation are presented as Table 3.5.27.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 60
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 3.5.27: OTHER MINERALIZATION IN THE GOLD BOWL
        ------------------------------------------------------------------------
                              OTHER MINERALIZATION, 2.0 OPT AU CAP
        CUT-OFF GRADE (OPT AU)        TONNAGE         GRADE          CONTAINED
                                       (TONS)      (OPT AU)             OUNCES
        ------------------------------------------------------------------------
        >2.0                                0                                0
        >1.5                                0                                0
        >1.0                            8,776         1.130              9,917
        >0.75                          27,699         0.936             25,924
        >0.50                          90,390         0.670             60,595
        >0.25                         252,489         0.468            118,220
        >0.185                        330,276         0.408            134,608
        >0.142                        439,629         0.348            152,812
        >0.12                         504,759         0.319            161,125
        >0.1                          546,333         0.303            165,800
        >0                            557,503         0.299            166,468
        ------------------------------------------------------------------------

        Due to the low-confidence nature of these polygonal estimates, they are not included in the tabulations of mineral resources presented in this document.

3.6     RESOURCE & RESERVE CLASSIFICATION

        The Mineral Resources and Reserves as of November 14, 2003 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines", 2000, as required by Canadian National Instrument 43-101. In addition, the mineral reserve estimates presented herein comply with the reserve categories required by Industry Guide 7 in the United States.

3.7     TABULATION OF RESOURCES & RESERVES

        The Mineral Resources and Reserves are estimated using a cutoff grade derived from a gold price of US$350 per ounce, equating to a cutoff grade of 0.19opt Au (6.5gpt Au) and are shown in Table 3.7.1.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 61
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 3.7.1: RESOURCE & RESERVE STATEMENT
        ---------------------------------------------------------------------------------------------
        AREA          CLASSIFICATION     TONNAGE             GRADE                     CONTENT
                                          (TONS)      (TONNES)    (OPT)           (GPT)       (OZ)
        ---------------------------------------------------------------------------------------------
        RESOURCES
        GOLD BOWL     INDICATED          121,500       110,200     0.56            19.2      68,000

        SW Zone       Inferred           174,800       158,600     0.40            13.7      69,900
        Gold Bowl     Inferred           146,400       132,800     0.48            16.5      70,300
        ---------------------------------------------------------------------------------------------
        TOTAL         INFERRED           321,200       291,400     0.43            15.0     140,200

        RESERVES
        SW Zone       Probable         2,471,100     2,241,800     0.34            11.7     840,200
        Gold Bowl     Probable           604,500       548,400     0.25            8.6      151,100
        ---------------------------------------------------------------------------------------------
        TOTAL         PROBABLE         3,075,600     2,790,200     0.32            11.1     991,300
        ---------------------------------------------------------------------------------------------

        Notes: Mineral Resources are exclusive of Mineral Reserves. US investors are advised that use of the terms "measured resource", "indicated resource" and "inferred resource" are recognized and required by Canadian securities regulations. These terms are not recognized by the U.S. Securities Exchange Commission. U.S. investors are cautioned not to assume that all, or any part, of a mineral resource will ever be converted into mineral reserves.

3.8     EXPLORATION POTENTIAL

        The mineable reserves reported in this study do not include inferred geologic resources tabulated in Table 3.5.25 for which some have planned mining shapes. Additional mineralized bodies, classified as "other mineralization", were identified during the evaluation of the mineral resources at Buckhorn Mt. Most of these bodies occur in the Gold Bowl area of the deposit. Follow-up underground drilling is planned to verify the potential of inferred resources and to test the Other Mineralization after development of the northern part of the deposit. No costs have been included in this study to cover this exploration drilling nor have any resources been assigned to this mineralization.

        Surficial expression of skarn mineralization extends to the north of the known resources. Little exploration drilling has tested this area.

3.9     RESERVE RECONCILIATION

        The previous resource and reserve statement shown in Table 3.9.1 reported as at December 31, 2002 addressed a combination of underground and open pit mining scenario and used a 0.20opt Au cutoff grade. The current reserve statement shown in Table 3.7.1 reports an underground mineable reserve for the same overall gold deposit, remodeled and using a 0.19 opt Au cutoff grade. Reconciliation of these two statements is not appropriate due to the absolute differences in the modeling, assumptions and proposed mine plans.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 62
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------



        TABLE 3.9.1: PREVIOUS RESERVE STATEMENT
        ---------------------------------------------------------------------------------------------
        AREA          CLASSIFICATION     TONNAGE             GRADE                     CONTENT
                                          (TONS)      (TONNES)    (OPT)           (GPT)       (OZ)
        ---------------------------------------------------------------------------------------------
        RESOURCES
                      Indicated                  -            -      -               -             -
                      Inferred           1,184,000    1,074,000    0.4              14       477,000
        ---------------------------------------------------------------------------------------------
        RESERVES
                      Proven                     -            -      -               -             -
                      Probable           2,139,000    1,940,000    0.39           13.4       839,000
        ---------------------------------------------------------------------------------------------

        Notes: Mineral Resources are exclusive of Mineral Reserves. US investors are advised that use of the terms "measured resource", "indicated resource" and "inferred resource" are recognized and required by Canadian securities regulations. These terms are not recognized by the U.S. Securities Exchange Commission. U.S. investors are cautioned not to assume that all, or any part, of a mineral resource will ever be converted into mineral reserves.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 63
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.1: DRILL HOLE COLLAR LOCATIONS

Drillhole collar locations in the immediate area of the Buckhorn Mt. gold deposit. The vast majority of holes were drilled vertically.















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 64
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

FIGURE 3.2: 2002 IN-FILL DRILL HOLES

Layout of Crown's 2002 in-fill drill holes, illustrating distribution of pierce points on the SWZ relative to existing drill holes, which are mostly vertical.

















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 65
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

FIGURE 3.3: 3D ORE SOLIDS, SWZ GEOLOGICAL MODELS (SW)

3D ore solids from SWZ geological models. Looking to the Southwest.


















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 66
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.4: 3D ORE SOLIDS, SWZ GEOLOGICAL MODELS (NE)

3D ore solids from SWZ geological models. Looking to the Northeast.

















                                    [PICTURE]





















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 67
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.5: 3D ORE SOLIDS, GOLD BOWL GEOLOGICAL MODELS (SW)

3D ore solids from SWZ geological models. Looking to the Southwest.


















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 68
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.6: SCHEMATIC DIAGRAM SHOWING VOLUME CALCULATION USING NEEDLING

The total volume of the solid (red outline) inside the block (heavy black outline) is the sum of the needle volumes (grey areas). Adapted from Gemcom User's Manual.



















                                    [PICTURE]























--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 69
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.7: LOG-NORMAL HISTOGRAM OF SWZ DRILLHOLE ASSAY COMPOSITES




















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 70
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.8: CUMULATIVE FREQUENCY OF SWZ DRILLHOLE ASSAY COMPOSITES

















                                    [PICTURE]


















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 71
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.9: LOG-NORMAL HISTOGRAM OF GB DRILLHOLE ASSAY COMPOSITES

















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 72
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.10: CUMULATIVE FREQUENCY OF GB DRILLHOLE ASSAY COMPOSITES

















                                    [PICTURE]





















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 73
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.11: 3D SEMI-VARIOGRAM OF SWZ TOP DOMAIN COMPOSITES (1)

3-D semi-variogram of SWZ top domain composites along 030o azimuth (spherical model, range = 130').



















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 74
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.12: 3D SEMI-VARIOGRAM OF SWZ TOP DOMAIN COMPOSITES (2)

3-D semi-variogram of SWZ top domain composites along 120o azimuth (spherical model, range = 85')..

















                                    [PICTURE]





















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 75
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.13: 3D VERTICAL SEMI-VARIOGRAM OF SWZ TOP DOMAIN (3)

3-D vertical semi-variogram of SWZ top domain composites (spherical model, range = 16').



















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 76
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.14:  3D OMNI-DIRECTIONAL SEMI-VARIOGRAM OF SWZ T8 COMPOSITES

3D omni-directional semi-variogram of SWZ T8 composites (spherical model, nugget = 0.02).


















                                    [PICTURE]





















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 77
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.15: DOWNHOLE SEMI-VARIOGRAM OF ALL SWZ COMPOSITES

Down hole semi-variogram of all SWZ composites (spherical model, nugget = 0.06).



















                                    [PICTURE]





















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 78
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.16:  3D OMNI-DIRECTIONAL SEMI-VARIOGRAM OF ALL SWZ COMPOSITES

3D omni-directional semi-variogram of all SWZ composites (spherical model, nugget = 0.03).



















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 79
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.17:  SCATTER DIAGRAM OF SWZ DRILLHOLE ASSAY COMPOSITE GRADE

Scatter diagram of SWZ drill hole assay composite grade to nearest estimated block grade.



















                                    [PICTURE]



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 80
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.18: CUMULATIVE FREQUENCY OF SWZ ESTIMATED BLOCK GRADES & DRILLHOLE ASSAY COMPOSITE GRADES






















                                    [PICTURE]





















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 81
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.19: SCATTER DIAGRAM OF GB DRILLHOLE ASSAY COMPOSITE GRADE

Scatter diagram of GB drill hole assay composite grade to nearest estimated block grade.

















                                    [PICTURE]
























--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 82
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

FIGURE 3.20: LOG-NORMAL HISTOGRAM OF GB ESTIMATED BLOCK GRADES & DRILLHOLE ASSAY COMPOSITE GRADES



















                                    [PICTURE]






















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 83
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


FIGURE 3.21: CUMULATIVE FREQUENCY OF GB ESTIMATED BLOCK GRADES & DRILLHOLE ASSAY COMPOSITE GRADES


















                                    [PICTURE]




















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report(v014)kinross.doc     SRK Project No. 149401

Crown Resources                                                          Page 84
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


4.0     MINING

        Mine planning was performed Greystone Engineering. The conceptual mine design was developed by Greystone in conjunction with and reviewed by Crown Resources Corporation personnel.

        The mine system presented herein is designed to maximize flexibility, allowing for local changes to be made in the mine plan when differences from the deposit model are encountered during production. The development schedule was designed to allow time for further definition drilling on the Gold Bowl deposits and allow for subsequent stope layout and development.

4.1     MINING METHODS

        The mine is accessed by ramp through one main portal located at the mine office (Figure 4.1). Another ramp connection to surface is located to the southwest of the main ramp and will be used for ventilation and as a secondary escapeway.

        The mining method applied in the study for the entire deposit is a variation of room and pillar/cut and fill. In the Gold Bowl, and locally in the eastern most part of the SWZ, the possibility exists for limited areas of longhole mining. However, for this report the more conservative room and rib pillar/cut and fill method was used to develop all stope shapes and schedules.

        The following procedures and criteria were used in the development of the mine design:

        o Sections were cut to match the strike of each part of the deposit as necessary to provide guidance for along-strike stope design.

        o Mining shapes were constructed on sections in Gemcom, outlining continuous areas above cut off grade using the block model and constrained by the geological solids. Three dimensional mining solids were created using these sectional shapes.

        o Mining solids were constructed only for geologically controlled resource solids classified as Indicated. Some indicated and all inferred resources were not considered in the mining schedule.

        o The mineability of all bodies was checked for distance from surface. Geological deposits less than 60ft from surface were excluded, except for the Southwest Zone (SW Zone) footwall deposit, which daylights to surface. This deposit contains high grade ore, and, as such, warrants extra attention.

        o A minimum mining height of 12ft was assumed and a standard width of 16ft was used.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 85
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        o A room and pillar/cut and fill method of mining with a target of 100% extraction was envisioned with a maximum panel width of 16ft.

        o Solids were checked to ensure that Gemcom's triangulation system between adjacent 3D rings resulted in solids free of illogical mathematical irregularities.

        o The in-situ tons and grade of the solids were estimated, including internal dilution. Note: Gemcom system calculates the grade and tonnage of the grade block modeled geological solids by piercing it with a series of parallel "needles". This is superior to percentage models or use of partial blocks.

        o A dilution factor of 5% was added for re-muck of backfill when mining.

        o The large geological solid on the hanging wall of the Lookout Fault in the Southwest Zone was split into two logical stopes.

        o An access plan for initial development was created for both the SWZ and the Gold Bowl.

        o       Production rates were estimated.

        o       A project to the mill feed release schedule was developed.

        Geological and mineralization features that are critical to the success of this operation include:

        o Most of the deposits, particularly in the SWZ, are planar, although locally variations occur in dip and strike.

        o Hanging wall materials are composed of skarn or hornfels, strong competent rock types.

        o The highest gold grade in the SW Zone often occurs along the footwall contact.

        o The ore/waste contact on the footwall will be easy to distinguish visually in many areas.

        o The hanging wall and footwall contacts will be controlled by assay of drill samples to be acquired after mining of the initial cut in primary stopes.

4.1.1   MINE ACCESS

        The main portal location, as shown in Figure 4.1, was selected based on the following criteria:

        o Consideration for mine reclamation and shut down (elimination of post-closure mine water discharge).


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 86
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        o       Proximity to a level area for portal facilities development.

        o       Avoidance of the local major fault.

        A second ramp to surface provides a secondary escapeway and ventilation but will not be routinely used as access for mobile equipment.

4.1.2   ROOM & RIB PILLAR, CUT & FILL

        In this mining method, a pilot drift is driven just above the footwall contact for the entire length of the panel. Behind the face, core will be drilled both down and up to determine the final contacts of the panel. Once the footwall contact is determined, a bench will be taken as required and then filled to permit the next lift to be mined. In primary stopes, cemented fill consisting of glacial gravels will be placed. Once set, the next lift in the cycle will begin. This will continue until the hanging wall contact is met. Normal drive height will be approximately 12ft to 14ft. The panels will be a maximum of 16ft wide. When completed, the primary panels will be fully filled with cemented fill to the back, pushed up with machinery. The secondary stopes (pillars mined between the primary stopes) will be 70% filled with uncemented rock fill or glacial gravel. The machinery used to mine will be electric hydraulic jumbos, LHD's and 40t trucks with minimal use of jacklegs and stopers.

        The initial pilot drift in a stope will be driven with a maximum of plus or minus 15% grade. This is to allow for efficient use of the mobile equipment. The access points will be driven at -15%. Then the back and wall slashed as necessary to facilitate access to the next panel up to +15%. This will allow one access point from the main haul to service many panels, as shown in Figure 4.2.

        To prevent losses and excessive mucking of waste fill, a paint line will be placed to mark the level of fill. Note that the cemented fill used in the primary stopes will be alluvial gravel so there will be a major visual difference between the blasted ore and the fill.

        Whereas a 16ft panel width is used for planning purposes, a more efficient larger width of up to 32ft may be used based on geotechnical considerations. However, larger widths in primary stopes may be utilized only where the footwall is known to be relatively flat so that dilution can be controlled. It may also be found that wider secondaries with staggered bottoms may offer efficiencies locally. Additionally, inclined backs along the hanging wall may enhance selectivity in actual practice. None of these opportunities are considered in costing or grade estimations in this planning study.

4.1.3   DEVELOPMENT

        The development plan, as shown in Figure 4.3, is designed to provide access along the entire deposit in the SWZ so that sufficient access is available for a production rate of at least 1500tpd. Scheduling of production is based on 3D solid models of development and headings. It is anticipated that further fine tuning of this development plan will be


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 87
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        done during operation but it is unlikely there will be significant change to the total amount of development required. However, improvement to the ore production schedules may be realized. It should be emphasized that this development plan was based on the concept of cut and fill mining only and economies are expected with more detailed stope planning. Additionally, conservatism is built into the scheduling to ensure that production and development targets will be met.

        The mine will be developed from the main portal as a single face initially. Preproduction ramp development will take will take approximately 13 months to establish the ventilation loop. During that time, approximately 11,000 tons of ore will be mined as part of the development plan. Waste development during the preproduction development period will be 220,000 tons.

        Development of the Gold Bowl mining areas will occur independently of the SWZ and is scheduled so that access development will begin in month
        28. It is important that Gold Bowl production be initiated prior to month 70 as a production rate of 1500tpd from the Gold Bowl alone will be difficult to sustain without all of the development in place.

        DEVELOPMENT HEADINGS

        A heading size of 12ft by 16ft was selected for primary waste development and is required in order to allow access by 40t trucks. Access drifts to the stopes from main haul are also the same size.

4.1.4   PRODUCTION DRILLING

        Production drilling will be done using an electric/hydraulic twin-boom jumbo. Hole lengths will be 14ft and cooling/dust suppression will be achieved using a mist dust suppression method.

        Drill patterns and factors will be determined based on ground conditions encountered.

4.1.5   BLASTING

        During pre-production, as a single crew is working, blasting will take place as required to proceed with advance of the development ramp.

        During production, blasting can take place twice a shift (two 11-hour shifts per day), during lunch and at the end of shift. At lunch, the underground workers will go to the lunchroom for lunch break. The lunchroom will provide the necessary safe shelter during blasting and smoke clearing.

        ANFO (Ammonium Nitrate Fuel Oil mixture) will be used as the primary blasting agent as the mine will generally be dry. XACTEX will used to control the back stability. In areas with wet conditions, stick dynamite will be used as required.

--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 88
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


4.1.6   MUCKING

        Eight yard scoops will be used to muck ore and waste at the face. Remuck bays will be located near stope accesses and as necessary to optimize tramming times. Forty-ton trucks will be used for ore and waste transport.

        Optimization of tramming distances will be limited by the access considerations. The long stopes located in the hanging wall stopes will be accessed from both ends. Stopes in the footwall and the Gold Bowl will be shorter and accessed from one end only.

4.1.7   BACKFILLING

        Backfill for placement into the underground workings will be excavated from the Dry Gulch Quarry located as shown on Figure 4.4. Glacial gravels will be loaded by a conveyor into the haul trucks on the return route from the Kettle River Mill. The gravel will be pushed by D9 dozer downhill into the lowest part of the bowl-shaped depression at the Dry Gulch site. A concrete gallery constructed at and below ground surface will feed gravel onto a conveyor at a 150tph rate. Drivers will auto-load on demand and transport the backfill to the mine site for stockpile near the portal until used.

        Backfill will be dumped from the mine stockpile by 966 loader into an inclined shaft to the backfill plant located off of the main ramp 100ft from the portal. Gravel in the shaft will be conveyed through the batch plant on demand by the underground truck drivers. The batch plant will be comprised of a rotating sub-horizontal trommel that will mix cement fed from the surface by a screw feed mechanism (Figure 4.5).

        Cement-bearing backfill will be transported to mined-out primary stopes and pushed into place with a D4 dozer. The final lift of cemented fill will be packed as close to the back as possible using an articulated blade extension. The addition of 5% by weight cement will achieve a design strength of 1000psi, exceeding requirements for ground stability.

        Secondary stopes will be filled with development rock whenever it is available from other workings. During the early production period, development waste from the surface stockpiles will be transported underground for use as backfill when waste is not immediately available from other parts of the mine. When no development rock fill is available, gravels will be loaded as described above and placed in secondary stopes. No cement will be added. Backfill in secondaries will generally be placed to approximately 70% of the stope height.

4.2     MINING ROCK MECHANICS

        A geotechnical study, BUCKHORN MT. PROJECT SUBSIDENCE AND STABILITY EVALUATION, was prepared by SRK in June 2003 to evaluate the stability of the hanging wall above voids resulting from the extraction of the geological solids of the SWZ. The objective of this study was to test the potential of the proposed room and rib pillar mining configuration with and without backfill and evaluate what support requirements would be required to


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 89
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        meet safety standards and prevent discernible subsidence of the surface overlying the workings. Geotechnical data was collected from core drilled in 2002 and 2003 and was compared against previously logged core from earlier drilling.

        The results of this initial study indicate that the hanging wall of the deposit is generally good but is of lower quality near the North Lookout Fault and on the western edge of the deposit where the footwall ore body is overlain by rock affected by surficial weathering. The study recommends a mining width of 16ft for panels in the footwall deposit and widths not to exceed 32ft in the remainder of the deposit. By inference, the Gold Bowl area is thought to have rock quality similar to the majority of the SWZ.

        Key input parameter to the assessment of the hanging wall stability included:

        o The size of the "footprint" in plan view of the mined out stopes in the SW Zone. (Under the current mine plan this includes stopes FW1, HW1, HW2, and HW3.)
        o The geometry of the cemented rockfill rib pillars, particularly the height to width ratio.
        o The compressive strength of the cemented rockfill used in the rib pillars.

        The current mine plan includes some features that differ from the assumptions made in SRK's stability assessment work, including:

        o The planned "footprint" of the mined out stopes is favorably reduced compared to the original assumptions. On average, the outer perimeter of the planned mining area is slightly inside of the assumed outline. Also, a large pillar has been left unmined in the HW1 stope area measuring approximately 160ft x 300ft.
        o The planned vertical mining thickness (affecting pillar geometry) in the FW1 stope is up to 26ft versus a maximum of 50ft in the stability assessment.
        o The planned vertical mining thickness south of the fault, representing the largest mining area, is the same as the thickness assumed by SRK.
        o The planned rib pillars south of the fault will be 16ft thick compared to 32ft thick in the stability assessment.
        o The planned cement addition in the cemented rock fill is 5% by weight, compared to the 8% assumed in the stability assessment.

        The net effect of these changes has not been studied. The mine plan essentially follows the method assessed by SRK, subject to these changes. The proposed mine plan in the study provides flexibility to make changes to the details of the method, should they be found necessary. For example, south of the fault, thicker rib pillars could be created, up to the 32ft maximum recommended width. Also, the cement addition rate to the backfill could be easily adjusted.

        As this geotechnical study considers extraction of bodies of geological solids having larger thicknesses and more extensive spans than the actual mining solids, the recommendations for minimum backfill strengths and ground support are more conservative than will be required in actual operation. Nevertheless, these recommendations are adopted in the planning for this study in order to provide a conservative estimate of mining costs and rates.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 90
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        The geotechnical rock strength characteristics of the host rocks of the Buckhorn Mt. deposit are favorable for stability during underground mining. Uniaxial rock strengths are summarized below in Table 4.2.1 for the rock types that will be encountered in the workings. These strengths are typical of competent lithologies, particularly for the skarn, clastics, and andesite, which are the "hanging wall" rocks of the ore found directly above the most important planned mining stopes. Except in rare local cases, the weaker marble lithology typically comprises the "footwall" of the stopes so its strength is of lesser importance for stability in the workings. Garnet skarn is important only in the Gold Bowl area where large spans of exceptionally competent rock are not critical to ground stability.

        TABLE 4.2.1: UNIAXIAL ROCK STRENGTH PARAMETERS

        ========================================================================
                         MEASURED UNCONFINED COMPRESSIVE STRENGTHS
         LITHOLOGY                  EXPECTED UNIAXIAL COMPRESSIVE STRENGTH (PSI)
        ------------------------------------------------------------------------
         Andesite                                                         18,000
         Clastics                                                         28,000
         Skarn                                                            17,000
         Marble                                                            7,500
         Garnet Skarn                                                      9,600
        ========================================================================


        The hanging wall for the workings in the SWZ will generally be the clastic and skarn units. The footwall is most commonly marble or skarn. In the Gold Bowl, the hanging wall and footwall are comprised of skarn or garnet skarn.

4.2.1   FAULTS

        Many pre-mineral faults are known to occur within the mineralization at the Buckhorn Mountain Deposit. These pre-mineral structures are healed by skarnification and do not represent features of structural weakness in the rock mass. However, one significant post-mineral brittle structure with significant offset is known to occur. The North Lookout Fault trends north-northeasterly though the western part of the SWZ and through the Gold Bowl area (Figure 2.3). Broken rock occurs on either side of the fault that will affect rock stability in the underground workings. Higher density of bolting will be required in the fault area and some screening may be needed.

4.2.2   ROCK MASS CLASSIFICATION

        To assess underground mine stability and likely support requirements, the RMR values in Table 4.2.2 were adjusted to account for the effects of production blasting and for the less than favourable orientation of jointing relative to stope excavations. Adjustments of 90% for blasting and 90% for unfavourable joint orientations were applied to produce the Mining Rock Mass Rating (MRMR). The values of the MRMR may be used to estimate stable stope spans and support requirements in drifts and other development. The MRMR values of the different domains are summarized in Table 4.2.3.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 91
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        TABLE 4.2.2: DESCRIPTION OF GEOTECHNICAL DOMAINS
       ======================================================================================
        DOMAIN                     DESCRIPTION                 ROCK MASS RATING       CLASS
                                                                (AVERAGE RMR)
       --------------------------------------------------------------------------------------
          I           Near surface weathered rocks, 30 ft             45              III
                      thick                                                           Fair
       --------------------------------------------------------------------------------------
          II          Undisturbed country rocks (andesite,            54              III
                      mylonitized hornfels/clastics)                                  Fair
       --------------------------------------------------------------------------------------
          III         Undisturbed skarn orebody                       60               II
                                                                                      Good
       --------------------------------------------------------------------------------------
          IV          Marble                                          46              III
                                                                                      Fair
       --------------------------------------------------------------------------------------
          V           Disturbed country rock (near Lookout            50              III
                      Fault)                                                          Fair
       --------------------------------------------------------------------------------------
          VI          Disturbed surface weathered zone (near          38               IV
                      Lookout Fault)                                                  Poor
       --------------------------------------------------------------------------------------
         VII          Skarn orebody north of Lookout Fault            56               III
                                                                                      Fair
       --------------------------------------------------------------------------------------
        VIII          Disturbed skarn (near Lookout Fault)            49               III
                                                                                      Fair
       --------------------------------------------------------------------------------------
         IX           Lookout Fault                                    5                V
                                                                                    Very Poor
       ======================================================================================


        TABLE 4.2.3: MINING ROCK MASS RATING (MRMR) OF DOMAINS
       ===========================================================================================
        DOMAIN                       DESCRIPTION                         MINING ROCK MASS RATING
                                                                              (AVERAGE MRMR)
       -------------------------------------------------------------------------------------------
         I          Near surface weathered rocks, 30 ft thick                       36
       -------------------------------------------------------------------------------------------
         II         Undisturbed country rocks (andesite, mylonitized                44
                    hornfels/clastics)
       -------------------------------------------------------------------------------------------
         III        Undisturbed skarn orebody                                       49
       -------------------------------------------------------------------------------------------
         IV         Marble                                                          37
       -------------------------------------------------------------------------------------------
         V          Disturbed country rock (near Lookout Fault)                     40
       -------------------------------------------------------------------------------------------
         VI         Disturbed surface weathered zone (near Lookout Fault)           31
       -------------------------------------------------------------------------------------------
        VII         Skarn orebody north of Lookout Fault                            45
       -------------------------------------------------------------------------------------------
        VIII        Disturbed skarn (near Lookout Fault)                            40
       -------------------------------------------------------------------------------------------
         IX         Lookout Fault                                                    4
       ===========================================================================================

4.2.3   STOPE DIMENSIONING

        The proposed open stope and pillar mining method proposed for Buckhorn Mountain requires that stopes remain open during primary stoping and backfilling activities. This may be described as a "Stable Entry" mining method. The method will produce two distinct stope-back stability situations:


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 92
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        o The first situation occurs during mining of primary stopes, when both ribsides of the stopes consist of solid rock and the back is required to remain stable. This will be referred to as the primary condition.

        o The second situation occurs when the pillars between primary stopes are mined as secondary stopes. The secondary stopes will have ribsides of cemented fill. The fill will not necessarily be in tight contact with the hangingwall and the effective hangingwall span will therefore be greater than the secondary stope span. This will be called the secondary situation.

        The allowable stope spans for stable entry mining depend largely on the quality of the immediate hangingwall rocks. The quality of the hangingwall rocks within 30ft above the lower orebody was determined by extracting the relevant data using the Gemcom software package. The average RMR was found to be 55 units above the lower orebody and 46 units above the upper orebody. After applying the adjustments for blasting and orientation, the average MRMR value is 46 for the lower orebody. For the upper orebody a further adjustment of 90% is made for the low stress environment close to surface, and the resulting MRMR value is 33.

        At Buckhorn Mountain the intention is to develop longitudinal stopes that will be much longer than they are wide. In such a situation the Hydraulic Radius tends to one half the excavation width. For example, if the chart shows an Hr of 6m (18ft) it represents a 12m (36ft) wide excavation, provided the length is much greater than the width.

        The results show that for the primary situation:

        o The Hr in the lower orebody should not exceed about 5m (16ft) which translates into stope spans of up to 32ft. The stope back will require support in the form of rock bolting to control wedges and unstable blocks formed by inclined joints.

        o In the footwall the Hr should not exceed about 2-3m (say 8ft) which translates into stope spans of about 16 ft. In these shallow workings the rock mass is likely to be wet and will have low confining stresses. Stope back supports will have to be more robust than for the deeper workings.

        It is intended to design the secondary stopes to the same dimensions as the primary stopes. The stability during the secondary situation will however be less favourable because the cemented fill will not always be in tight contact with the stope hangingwall, potentially allowing the back of the secondary stopes to loosen. The support in the secondary stopes will therefore have to be more stringent than in the primary stopes.

4.2.4   GROUND SUPPORT

        ORE & WASTE DRIFTS

        The stability and support requirements for drifts were assessed using the MRMR values shown in Table 4.1.3 and the support recommendations provided by Laubscher (1990). It


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 93
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        was assumed that drifts would be of the order of 12ft to 15ft wide. The following recommendations are made:

        o Drifts will be stable in the Fair quality rock types and will require limited support to provide confinement to potentially loose blocks defined by jointing. Support in the form of 6ft bolts at 3ft spacing will be required. Steel screen should be installed in the drift back where joint spacing is less than 1ft. Friction bolts (Split-Sets) will most likely be sufficient in the drifts.

        o Where the rock quality is Poor, grouted re-bar type bolts will be required with shotcrete in both the ribs and back of the drifts. About 2" of shotcrete will be required.

        o In very poor ground (the Lookout Fault) standard bolting patterns are likely to be ineffective, and heavy support in the form of steel arches are expected to be required in addition to 10ft or 20ft long cable bolts. Should groundwater inflow occur along the fault, the conditions may be expected to be severe, and spiling may be required to create a stable heading.

        For design and costing purposes, the distribution of drift conditions and support requirements are estimated as follows, based on RMR distributions in the core:

        o 1% of drifts will be in Very Poor ground, requiring heavy support;

        o 9 % of drifts will be in Poor ground, requiring bolting and shotcrete support;

        o 70% of drifts will be in Fair ground, requiring bolting and limited screen support;

        o       20% of drifts will be in Good ground, requiring bolting only.

        Detailed support designs should be carried out once the drift dimensions and layouts have been finalized.

        PRIMARY STOPE SUPPORT

        The support requirements in the primary situation will be as follows:

        o The primary stopes in the lower orebody will be 16ft wide in Fair to Good rock quality and should be supported with 15ft grouted bolts spaced 6ft apart in the back and ribs (walls). Stope ribs may be supported with 10ft grouted bolts. Steel screen or expanded metal mesh may be required as surface support where the rock is blocky.

        o In the upper orebody the stope back will be 16ft wide in Poor to Fair ground and should be supported with 15ft grouted bolts spaced 6ft apart, steel screen and 2" of shotcrete. Stope ribs should be supported by 10ft grouted bolts.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 94
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        SECONDARY STOPE SUPPORT

        During secondary pillar extraction, the support will be required to control the hangingwall over a greater span than during primary extraction. In addition, the rock conditions are expected to have deteriorated owing to higher stresses. Support requirements are as follows:

        o In the lower orebody the stope back should be supported with grouted bolts as in the primary stopes, with two rows of additional 20ft long 40t capacity cable bolts. The rows should be 10ft apart, 5ft on either side of the centre line of the stope, and the bolts spaced 10ft apart down the length of the stope. As experience with back conditions and backfill placement improves it may be possible to relax the cable bolt requirements. However, for planning purposes the cable bolt requirement should be included in the costing.

        o Secondary stopes in the upper orebody should also be supported with grouted bolts and cable bolts, similar to the lower workings. Steel screen and 2" of shotcrete will be required.

        o It may be necessary to install light support of the cemented ribs to prevent spalling -6ft split-sets with occasional steel screen are likely to be required.

4.3     STOPE SEQUENCING

        Stope panel dimensions are 16ft wide with a variable height depending on thickness of material, but a majority of the panels will be between 24ft and 30ft high. Previously completed geotechnical study indicates that the 16ft wide dimension will be a conservative and safe dimension. The 16ft width also allows for minimal waste dilution from the footwall as the panel is being mined. Additionally these dimensions allow for a subdivision of the width to a minimum of 8ft where the dip of the footwall contact is steep. This will allow one side on the panel to be mined with a deeper bench than the other, reducing the waste mined and amount of fill required. After in-stope drill sampling, the number of passes and height will be determined. A mining height of 12ft to 14ft height for initial drifts is used for planning. It is possible to achieve a maximum height of 20ft per lift based on equipment limitations. Utilization of the maximum height of 20ft would greatly improve productivity over assumptions built into this study.

        A typical stope panel sequence is described as follows and is shown in Figure 4.6. An initial pilot drift in the stope panel will be excavated to full width and started approximately 2ft to 3ft above the project footwall contact. As the pilot drift on the primary panels is driven forward, sampling holes will be drilled to the hanging wall and footwall using a small core drill. Samples will be taken every 32ft along the drift with drilling down 6ft and drilling up 20ft on average. The sampling interval will be 2ft to provide reasonable contact delineation. The sample drilling will take place during the main face drilling cycle. A scissor lift will be used to stage in-stope drilling.

        Once the depth of the floor is determined, a benching pass will commence after the main face drive is complete. Once the benching pass is finished, a backfill cycle begins filling


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 95
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        to approximately 66% of the void using cemented fill for primary stope panels and rock fill in secondary stope panels. After filling is complete, a breasting pass commences to the end of the panel. Once breasting is complete, another fill cycle starts. If sampling determines this was the last pass on the primary panel, the cemented backfill will be pushed tight to the back of the opening as support for the secondary panel.

        Secondary panels are started once the adjacent cemented pillars have had 28 days to cure. The secondary panels are operated in the same fashion, working from bottom to the top of the panel. The only differences in the secondary operations are the lack of cement in the backfill and the final fill is to 70% of the height of the panel.

        For the footwall stope the access for the panels is from the southwest. For the hanging wall stopes in the southwest access will be from north and south ends. Accessing from both ends has many advantages. It shortens the tramming and haul distances and provides for more flexibility in operation of the stopes.

        The panels in the footwall stope will retreat from the North Lookout Fault progressing to the west. The panels for the hanging wall stopes will be started in the center of the hanging wall zone working to the west and east.

        In the Gold Bowl, the stopes will be operated in a typical mechanical cut and fill style. There are areas where other methods may be suitable, but to be conservative, only cut and fill was used for planning. The cut and fill method is similar to the operations in the Southwest Zone except the panel cycles will continue until the top of the stope is reached, up to 200ft vertically or more depending on the deposit configuration. Intermediate ramps provide continuous access to the stopes. Drilling of ore contacts will be completed from the development ramps in the Gold Bowl prior to stoping.

4.4     MOBILE EQUIPMENT

        The mobile equipment selected for use in the mine, shown in Table 4.4.1 is a blend of equipment chosen for different purposes.

        For the main haul of ore up the ramp to surface, the 40t trucks and the 8yd3 scooptrams will be paired. These units were chosen to reduce the cycle times and increase productivity. The two-boom jumbos will drive the main ramps, ore access, and be used in production mining. Smaller scoops will be available for placement of fill and utility work. The single boom jumbo is for backup and utility work. A Cat D4 dozer will push the fill tight to the back on the last lift.






--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 96
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 4.4.1: MOBILE EQUIPMENT
       =========================================================================
        EQUIPMENT DESCRIPTION                                             UNITS
       -------------------------------------------------------------------------
        Trucks 40ton                                                          5
        Scooptram 8m3                                                         5
        Trucks 30ton                                                          2
        Scooptram 1.5m3 151                                                   1
        Jumbo 2 boom electric                                                 4
        Jumbo 1 boom electric                                                 1
        Air Compressor                                                        2
        Scissor lift                                                          2
        Bolter                                                                1
        Ventilation fans for primary and secondary                           12
        Pumps 15 hp                                                          10
        UG Pickups                                                            4
        Ramp Grader used                                                      1
        Cat D4 Dozer                                                          1
        Cat 966 Front-End Loader                                              2
        Surface Truck                                                         2
        Backfill batch plant                                                  1
       =========================================================================




--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 97
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        EQUIPMENT UTILIZATION

        Table 4.4.2 is a list of statistics for the equipment utilization on per shift basis.


TABLE 4.4.2: EQUIPMENT UTILIZATION
============================================================================================================================

EQUIPMENT                  WORK              ITEM              T   TIME   TOTAL CYCLES      HOURS    TOTAL   UTIL.     NO.
                        DESCRIPTION                          MIN   HOUR   HOUR     PER        PER    HOURS              OF
                                                                                 SHIFT  DAY USAGE   AVAIL.           UNITS
----------------------------------------------------------------------------------------------------------------------------
 2-BOOM            Drilling 12'x16' face     Travel           15   0.25
 JUMBO
                                             Drill & setup    90    1.50
                                             Travel           15    0.25  2.00     3.5          7       50    14%        4
----------------------------------------------------------------------------------------------------------------------------
 40TON             Tram 1500 ore with        Load             10    0.17
 TRUCKS            back haul waste
                   requires 38 loads/dy      Travel 4.5mph    15    0.25
                   19 loads / shift          Dump              4    0.07
                   Waste Out                 Load             10    0.17
                   6 loads / shift           Travel4.5mph     15    0.25
                                             Dump              4    0.07  0.97      25       24.2       50    48%        5
----------------------------------------------------------------------------------------------------------------------------
 30TON             Tram dev waste            Load             10    0.17
 TRUCKS
                   requires 231t/sh          Travel 3mph      20    0.33
                   19 loads / shift          Dump              4    0.07
                   Waste Out                 Travel 3mph      20    0.33
                                             Dump              4    0.07  0.97       8       7.73       20    39%        2
----------------------------------------------------------------------------------------------------------------------------
 SCOOPTRAM         Ore Muck from Face        Load              1    0.02
 8YD3
                   Mucking 1500tpd           Tram              4    0.07
                   14t/bucket                Dump remuck       1    0.02
                   110 buckets/day           Tram              2    0.03  0.13      55       7.33       30    24%        2
----------------------------------------------------------------------------------------------------------------------------
 SCOOPTRAM         Ore Muck from Face        Load              1    0.02
 8YD3
                   Mucking 1500tpd           Tram            0.5    0.01
                   14t/bucket                Dump to truck     1    0.02
                   110 buckets/day           Tram            0.5    0.01  0.05      55       2.75       10    28%        2
----------------------------------------------------------------------------------------------------------------------------
 SCOOPTRAM         Development Waste         Load              1    0.02
 8YD3
                   460tpd                    Tram              4    0.07
                   230t/sh                   Dump to           1    0.02
                                             remuck
                   16buckets/shift           Tram              2    0.03
                                                                          0.13      16       2.13       10    21%        1
============================================================================================================================

4.5     PLANNED PRODUCTIVITIES

        Mining rates are tabulated in Table 4.5.1 and include advance rates for single headings and stoping productivity. Double headings are shown as a reference only.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 98
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 4.5.1: MINING PRODUCTIVITY
       ========================================================================================================
        MINING RATES          SINGLE HEADING                                      DOUBLE HEADING
                                 SHIFT/DAY        LENGTH    ADVANCE/DY      TPD    LENGTH     HEADING     TPD
       --------------------------------------------------------------------------------------------------------
        Ramps & Access                    2          14ft         28ft     540t     42ft        21ft      810t
        Stoping                           2          12ft         24ft     460t
                            Apply delay factor                              50%
                            Average/face                                   230
       ========================================================================================================

4.6     VENTILATION

        During pre-production mine development, ventilation will be provided to the advancing faces by 48in diameter ventilation tubing and 48in by 100hp auxiliary fans. The starting point for all mine development will be through the main portal shown in Figure 4.7. Three key ventilation milestones related to development of the permanent system are accessing each of the two planned ventilation raises to surface, and extending the main ramp to the second portal break through to surface. Each milestone will create flow through ventilation in a large section of the mine.

        Completing these flows through circuits will require the ramps to be advanced for distances in the range of 2,300ft to 3,000ft using ventilation tubing and auxiliary fans. 100hp booster fans will be installed at intervals of approximately 700ft to maintain at least 50,000cfm of air flow at the face.

        The permanent ventilation system, designed to support a production rate of 1,500tpd, is based on the underground diesel equipment fleet, and the distribution of mineral reserves within the mine. As shown in Table 4.6.1, ventilation requirements are estimated at 343,000cfm based on the diesel equipment. For ventilation planning, 350,000cfm has been selected. This flow rate will be provided as shown in Table 4.6.2.

        Figure 4.7 shows the distribution of main air flows in the mine. The Southwest Zone hosts 80% of the mineral reserves, and an overall ventilation rate of 250,000cfm is provided (southern portion of Figure 4.7). The Gold Bowl, with 20% of reserves, is provided with 100,000cfm. The distribution of air flow within the mine will be controlled by 3 sets of ventilation doors, regulators at ventilation raises, and a booster fan located at the bottom of the south exhaust raise. Generally, air will be supplied into active stopes by auxiliary fans and ventilation tubing.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                          Page 99
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 4.6.1: VENTILATION ESTIMATE BASED ON DIESEL EQUIPMENT
       =========================================================================
        UNIT TYPE                               NUMBER         CFM     REQUIRED
                                              OF UNITS     PER UNIT         CFM
       -------------------------------------------------------------------------
        40t Truck                                    5       28,000      140,000
        Toro1400 Scooptram                           5       18,000       90,000
        Toro151 Scooptram                            1        4,500        4,500
        2-Boom Jumbo                                 4        8,500       34,000
        1-Boom Jumbo                                 1        8,500        8,500
        Scissor Lift                                 2       10,000       20,000
        Bolter                                       1        6,500        6,500
        Underground Pickup                           4        3,000       12,000
        Grader                                       1       18,000       18,000
        Cat D4 Dozer                                 1        9,500        9,500
       -------------------------------------------------------------------------
        TOTAL                                                            343,000
       =========================================================================


        TABLE 4.6.2: MAIN AIRWAYS
       =========================================================================
        DESCRIPTION                                       AIR FLOW    FAN POWER
                                                               CFM           HP
       -------------------------------------------------------------------------
        INTAKE
           North Vent Raise                                100,000        150hp
           Secondary Portal                                250,000        400hp
       -------------------------------------------------------------------------
           TOTAL                                           350,000        550HP
        EXHAUST
           South Vent Raise                                280,000            -
           Main Portal                                      70,000            -
       -------------------------------------------------------------------------
           TOTAL                                           350,000            -
       =========================================================================

        The main ventilation intake fans are located on surface at the top of the north intake raise and at the secondary portal. At the secondary portal, the main fan will be comprised of two 60in by 200hp fans in parallel. At the north intake raise, a single 48in by 100hp fan will be installed. Both fan sites will be equipped with direct fired propane heaters for winter operation.

        Both the upper and lower sections of the north intake raise will be a bored raise. The lower section will be equipped with a manway to provide secondary access to the lower mining areas in the Gold Bowl.

        The upper section of the south exhaust raise will be raise bored at 12ft diameter. An alternative is to drive two parallel 8ft diameter raises. This requires a smaller raise boring machine, and will also be a faster method of establishing flow through ventilation, once the initial ramp face reaches the bottom of the raise.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 100
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        There will be a manway is needed in the lower section of the south exhaust raise to provide secondary access to the lower mining areas in the Southwest Zone. This section will be bored like the other raises.

4.7     ORE & WASTE HANDLING SYSTEMS

4.7.1   SCOOPS

        Eight yard scoops will be used to muck ore and waste. Rock will be trammed to remuck locations where trucks can be loaded. The remuck bays will have a back height of 20ft where required to allow dumping of backfill and a minimum width of 12ft.

4.7.2   HAUL TRUCKS

        Forty ton low profile trucks will be used to transport ore, waste and backfill. However, two thirty ton trucks will be used exclusively for the initial waste development due to size constraints imposed by ventilation tube in the initial development drive prior to breakthrough of the ventilation loop.

4.7.3   MATERIAL SIZING

        Run of mine ore will generally be sized less than 12in due to the nature of blasting in cut and fill stoping. Should longhole stoping be used in parts of the mine, then nominal sizes will be slightly larger. Material sizing is important from the standpoint of wear on the beds of the underground and highway haul trucks.

4.7.4   WASTE HANDLING

        Waste rock generated during the mine life will most commonly be transported directly to secondary stopes for use as backfill as explained in Section 4.2.7. An inadequate quantity is available for fill of all secondary stopes, so glacial gravel will be used as a substitute when necessary. A total of 637kt of planned waste will be produced. Uncemented backfill requirements for secondary stopes are 710kt.

        During the initial development work and approximately two months thereafter, no secondary stopes will be available for filling with waste. During this time, waste will be transported to the surface for temporary storage until such time as storage space is available. Approximately 220kt will be stored on the surface at the locations shown on Figure 4.1. No waste will be left on surface at the end of the mine life.

        Waste rock generated at the face will be loaded by scooptram directly into trucks whenever possible. Remuck bays will located near stope access points.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 101
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

4.7.5   ORE HANDLING

        The ore will be blasted using traditional drill and blast methods. The broken material will be picked up by an 8yd3 Load Haul Dump ("LHD" or "scooptram") machine and taken to remuck near the entrance of the panel. The muck will then be loaded onto a haul truck and taken to the main portal. The remuck station will have sufficient height and room for the scooptram to load the 40 ton truck and for the 40 ton truck to dump backfill when required. At the main portal the underground haul truck will then dump the ore onto ore dump. From this ore dump the surface haul trucks will be loaded with a 966 loader and the ore taken to the Kettle River mill. If the ore dump at the portal is filled the loader will mover the ore to the larger stock pile area for temporary storage (Figure 4.1).

        During break-up, road restrictions will prevent haulage to the mill on county roads. The large ore stockpile is sized to store six weeks of production.

4.8     MINE DEWATERING

        During the initial development, water needed for drilling and dust suppression will be provided by a well near the portal. Water will be moved by gravity to near the first turn on the main ramp where a sump will be located for distribution by pumping to development workings. During later development work and production, net inflows into the mine through natural fractures will exceed required usage. Main sumps will be developed at the lowest point on the development workings in both the Southwest Zone and the Gold Bowl. These main sumps will serve as reservoirs and settling ponds. Organic materials will be skimmed and the clean water will be recirculated to the mine. Prior to discharge and treatment (see Section 7.4) water will be conveyed from the main sumps to another "clean" sump for further settling and skimming prior to pumped discharge. This clean sump will be located on the main decline near the intersection with the Gold Bowl access ramp.

4.9     SURFACE BUILDINGS

        The surface buildings will consist of modular office and dry facilities, a steel maintenance shop and a steel water treatment building purchased as an installed package. The modular buildings will be built off site as 12ft x 60ft and 12ft x 40ft units. The units will be hauled to site and assembled into the final configuration.

4.10    MINE MAINTENANCE

        The maintenance facility will be an 80ft x 60ft surface shop with three large bay doors. This will be the primary shop for major work on mobile equipment. The shop will contain a small warehouse for critical parts. As the mine site is close to suppliers, a large supply of parts is not required. A small underground shop will be created to allow for quick response for smaller repairs of drills and hoses.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 102
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


4.11    MINE ELECTRICAL

        The underground will have an installed power load of approximately 2,000kW and a demand load of about 1,400kW as summarized on Table
        4.11.1. Electricity will be provided on site by diesel powered generators. A redundant generator will be available to assure power to the mine ventilation system as well as other critical functions.


         TABLE 4.11.1: UNDERGROUND MINE - INSTALLED ELECTRICAL LOAD
       =================================================================================
        ELECTRICAL LOAD                          INSTALLED      UTILIZATION       USAGE
                                                        KW                           KW
       ---------------------------------------------------------------------------------
        Fans                                         1,125              90%       1,012
        Jumbos                                         605              30%         185
        Pumps                                          100              50%          50
        Lunchroom, lights, Misc.                        30             100%          30
        Compressors                                    200              50%         100
       ---------------------------------------------------------------------------------
        TOTAL DEMAND                                 2,060              67%       1,377
       =================================================================================

4.12    MINE WATER SUPPLY & COMPRESSED AIR

        Water for drilling and dust suppression will be supplied from underground sumps, which will recycle water. Hydrologic modeling indicates that the average inflow to the mine of between 15gpm and 50gpm will be adequate for mine use during most of the life of mine. Make up water during start-up will be supplied from a well on surface at the portal site.

        A water tank will be used on the surface for storage of 10,000 gallons of potable water for use in showers, toilets and fire fighting. Water will be supplied to the water tank from the water well.

        Potable water for underground will be supplied in bottles.

        Compressed air will be supplied by one of two 750cfm compressors on surface with pipe leading into the mine workings. Only a minor amount of compressed air is required as majority of drilling will be performed by electric hydraulic drills.

4.13    UNDERGROUND COMMUNICATIONS

        A leaky feeder system will provide communications for the entire underground mine. The system will also allow radio contact directly to the maintenance shops. A second communications line (emergency phones) will be installed directly to the underground safety station and to an appropriate location on surface such as the security desk, the first aid room, and the surface mine rescue station.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 103
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------







                                   [PICTURE]







--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 104
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

        FIGURE 4.2: EXAMPLE OF STOPE ACCESS


        Example of Stope Access driven - 15% then Back Slashed as required






                                   [PICTURE]







--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 105
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 4.3: MINE DEVELOPMENT PLAN







                                   [PICTURE]







--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 106
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 4.4






                                   [PICTURE]








--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 107
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 4.5






                                   [PICTURE]








--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 108
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 4.6 TYPICAL MINE SEQUENCE






                                   [PICTURE]








--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 109
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 4.7: VENTILATION SYSTEM SCHEMATIC






                                   [PICTURE]






--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 110
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


5.0     SURFACE ORE HAULAGE

        This section, prepared by Crown and Greystone describes mine supply routes and planned contractor trucking of mined ore form the mine to the off-site mill.

5.1     MINE SUPPLIES

        Mine supplies transported to the mine site by vendors will be routed through Oroville and along the County Road 9480. Supply trucks will then use the haul route described in Section 1 to access the mine as shown on Figure 5.1.

5.2     ROADS & ORE TRANSPORTATION

        Ore mined at the Buckhorn Mountain Mine will be stockpiled at the mine site north of the Main Portal (Figure 4.1). Ore haulage will be contracted to a company specializing in highway haulage. Stockpiled ore will be loaded into highway-legal haul trucks by a front-end loader. The trucks will be rated at a 31t capacity. The number of round trips will therefore average about forty eight per day. All trucks and trucking procedures will conform to requirements of the Washington State Dept. of Transportation, the Okanogan County Road Department, and the USFS; and will be permitted by the agencies if and as required. The contractor will have latitude to select the equipment based on seasonal conditions so long as permitted requirements and agency regulations are followed.

        The ore haulage route (Figure 5.1) will incorporate existing roads for most of the alignment and newly constructed road for approximately 5,600ft near the mine site. Certain portions of the existing route will require realignment and the entire USFS route 120 will require widening to provide an appropriate margin of safety and to facilitate adequate stormwater control and proper maintenance. That portion of the route using County Road 4895 will require minimal widening with minor new construction and alignment or upgrading. Crown will enter into an agreement with the USFS, Okanogan County, and the State for the construction and upgrading necessary and for maintenance requirements year-round during operation on these roads. Crown will bear these costs.

        From County Road 4895 ore will be transported on paved county roads, and State Highway 21. At Torboy, the route will follow Ferry County Roads 280, 287, and 284. These latter roads are maintained by the Kettle River Operations in conjunction with Ferry County. Haulage segments are shown in Table 5.1.1.




--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 111
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 5.1.1: SURFACE ROAD HAUL
       =========================================================================
                                                          DISTANCE
        ROAD SEGMENT                 COUNTY                (MILES)    SURFACE
       -------------------------------------------------------------------------
        New Construction             Okanogan                  0.8    Gravel
        USFS Road 120 Upgrade        Okanogan                  3.1    Gravel
        County Road 4895 Upgrade     Okanogan                  2.3    Gravel
        County Road 9480             Okanogan                  9.2    Paved
        County Road 9495             Okanogan                  6.0    Paved
        County Road 502              Ferry                     4.4    Paved
        County Road 530              Ferry                     9.4    Paved
        State Highway 21             Ferry                    17.6    Paved
        County Road 280              Ferry                     2.4    Gravel
        County Road 287              Ferry                     0.8    Gravel
        County Road 284              Ferry                     0.6    Gravel
       -------------------------------------------------------------------------
        TOTAL DISTANCE                                        56.6
       =========================================================================











--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 112
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------









                                   [PICTURE]







--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 113
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


6.0     MINERAL PROCESSING

        The services of Process Research Associates Ltd. (PRA) were retained by Crown Resources Ltd.) to perform laboratory metallurgical testing. The test work was performed on mineral samples of the Buckhorn Mountain deposit. In addition PRA visited the Kettle River Mill of Kinross Gold Corporation to assess its adequacy for the treatment of the Buckhorn Mountain material.

        Reports from test work done in the past by Battle Mountain on this deposit were supplied to PRA by Crown Resources. These reports indicated that cyanidation only had been tested extensively on a large number of individual samples, with recoveries of 75% to 95%, and a very fine grind being required to achieve acceptable results. A mineralogical report, which was part of the work carried out by Battle Mountain, indicated that there was a strong association between gold and bismuth minerals in all the cyanidation testing samples examined. Typically, unleached gold in the tailings was enclosed as particles of less than 5 microns, within larger native bismuth or bismuthinite particles.

6.1     PROCEDURES

6.1.1   SAMPLE PREPARATION & CHARACTERIZATION

        The samples arrived at PRA on June 12, 2003. The 34 samples received had been labeled by Crown as lot H (9 samples), lot F (10 samples) and lot N (15 samples). The samples within each lot were mixed by riffling three times. A main composite to be named SWZ Composite was prepared taking the following weights from each lot, as per instruction from Crown Resources.

        =======================================================================
         Lot H                                                         25.2 kg
         Lot F                                                         25.2 kg
         Lot N                                                          9.6 kg
        -----------------------------------------------------------------------
         COMPOSITE                                                     60.0 KG
        =======================================================================

        The composite was blended by riffling three times and separated into 2kg charges. A 250g sub-sample was riffled out from the composite and pulverized for head assays for gold (Au), bismuth (Bi), total sulfur
        (ST), iron (Fe), secondary elements by ICP and whole rock analysis.

        Test grinds were conducted on the composite to determine the necessary grind time required to achieve the baseline target grind sizes of 80%
        (P80) passing 150, 74 and 53 microns. The test grinds were conducted wet in a laboratory stainless steel rod mill at 65wt.% solids content.

        Particle size analyses were carried out in a Rotap , equipped with 20cm (8") diameter test sieves, stacked in ascending mesh sizes. The sample was initially wet screened at 37 microns (400 Tyler mesh). The +37 micron fraction was then dry screened through


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 114
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        stacked sieves. Each sieved fraction was collected and weighed for calculating the individual and cumulative percent retained.

6.1.2   GRAVITY CONCENTRATION

        The rougher gravity recovery was undertaken using a Falcon(R) laboratory centrifugal concentrator. This work was performed on a 2kg ground sample, slurried to approximately 20wt% solids. The slurry was subjected to a single pass test, at a centrifugal force generating ~300g.

        The resulting Falcon rougher gravity concentrate was cleaned by hand panning. The primary Falcon tailings were re treated in the Falcon to give a three-pass or a four-pass tests as indicated in the individual test procedures. The pan tailings were either kept separate or combined with the main gravity tailings sample that was forwarded for individual cyanidation studies.

6.1.3   CYANIDATION

        The initial cyanidation bottle roll leaching tests were performed on Falcon main tailings from three-pass tests and on the pan gravity tailings separately. The tests used a pulp density of about 40wt% solids maintaining a fixed sodium cyanide (NaCN) concentration during each test. Prior to adding sodium cyanide (NaCN), the alkalinity was adjusted with hydrated lime to pH 10.5.

        Reagent concentrations were determined using standard titration methods. The sodium cyanide concentration was calculated from the free cyanide concentration, determined by titrating with silver nitrate and using para-dimethylamino rhodanine as an indicator. Lime concentration was determined by titrating with oxalic acid with phenolphthalein as the indicator. The reducing power of the final leachate was determined as an indication of potential solution fouling characteristics. At the termination of cyanidation leaching the solid residue was washed with hot cyanide solution, followed by two hot water displacement washes. The leachate and wash were combined and analyzed for gold by fire assay using a lead boat. The leached solids were dried, blended and analyzed for gold by standard fire assay procedures.

        During the cyanidation tests, intermediate samples were removed to determine the kinetics of the gold dissolution at after various of retention time. Leaching was terminated at 72 hours for most tests with the filtering of the pregnant leachate solution.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 115
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


6.2     METALLURGICAL RESULTS

6.2.1   SAMPLE PREPARATION & CHARACTERIZATION

        The composite assays are given in Table 6.2.1.


        TABLE 6.2.1: SURFACE ROAD HAUL
       ==============================================================================================
        ELEMENT              UNIT                VALUE    DETECTION MIN    DETECTION MAX      METHOD
       ----------------------------------------------------------------------------------------------
        Au                   g/mt                  20.8            0.01             9999      FA/AAS
        S(tot)               %                     2.17            0.01              100        Leco
        Bi                   ppm                    974               2             2000        ICPM
        Fe                   %                    19.43          0.0001               50        ICPM
        Al                   ppm                 13,829             100            50000        ICPM
        Sb                   ppm                     <5               5             2000        ICPM
        As                   ppm                    616               5            10000        ICPM
        Ba                   ppm                    131               2            10000        ICPM
        Cd                   ppm                   <0.2             0.2             2000        ICPM
        Ca                   ppm                155,893             100           100000        ICPM
        Cr                   ppm                     52               1            10000        ICPM
        Co                   ppm                    158               1            10000        ICPM
        Cu                   ppm                    635               1            20000        ICPM
        La                   ppm                     <2               2            10000        ICPM
        Pb                   ppm                     19               2            10000        ICPM
        Mg                   ppm                 25,370             100           100000        ICPM
        Mn                   ppm                  1,761               1            10000        ICPM
        Hg                   ppm                     <3               3            10000        ICPM
        Mo                   ppm                     20               1             1000        ICPM
        Ni                   ppm                     <1               1            10000        ICPM
        P                    ppm                   <100             100            50000        ICPM
        K                    ppm                   4236             100           100000        ICPM
        Sc                   ppm                      2               1            10000        ICPM
        Ag                   ppm                    1.3             0.1              100        ICPM
        Na                   ppm                    923             100           100000        ICPM
        Sr                   ppm                    130               1            10000        ICPM
        Tl                   ppm                     <2               2             1000        ICPM
        Ti                   ppm                    578             100           100000        ICPM
        W                    ppm                     12               5             1000        ICPM
        V                    ppm                     41               1            10000        ICPM
        Zn                   ppm                     52               1            10000        ICPM
        Zr                   ppm                     17               1            10000        ICPM
        Al2O3                 %                    2.96            0.01              100       WRock
        BaO                   %                    0.02            0.01              100       WRock
        CaO                   %                   21.93            0.01              100       WRock
        Fe2O3                 %                   27.49            0.01              100       WRock
        K2O                   %                    0.37            0.01              100       WRock
        MgO                   %                    4.26            0.01              100       WRock
        MnO                   %                    0.29            0.01              100       WRock
        Na2O                  %                    0.46            0.01              100       WRock
        P2O5                  %                   <0.01            0.01              100       WRock
        SiO2                  %                    35.72           0.01              100       WRock
        TiO2                  %                    0.13            0.01              100       WRock
        LOI                   %                   6.16             0.01              100      2000 F
       ----------------------------------------------------------------------------------------------
        TOTAL                 %                   99.79            0.01              105       WROCK
       ==============================================================================================


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 116
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


6.2.2   SCOPING TESTS

        FALCON 3-PASS CENTRIFUGAL GRAVITY TEST

        The samples were subjected to gravity recovery techniques at three different grind sizes with P80 of 158, 74 and 51 microns. The Falcon centrifugal concentrator was used for three consecutive stages of roughing, with hand panning of each individual concentrate for cleaning. (Tests GSB-1 to 3).

        Table 6.2.2 shows the effect of grind size and consecutive treatment (3 passes) on the recovery and grade of concentrate produced by the Falcon Centrifugal concentrator, without any cleaning of the concentrate.

        TABLE 6.2.2: EFFECT OF GRIND SIZE ON GRAVITY CONCENTRATION
        ========================================================================
             PRODUCTS                        RECOVERY (%)        GRADE (AU G/T)
        ------------------------------------------------------------------------
             158 MICRONS
             Conc 1                                 43.5                 158.8
             Conc 1+2                               53.1                  92.5
             Conc 1+2+3                             60.3                  74.1
             74 MICRONS
             Conc 1                                 44.1                 189.8
             Conc 1+2                               53.1                 121.0
             Conc 1+2+3                             59.0                  88.9
             51 MICRONS
             Conc 1                                 38.5                 118.6
             Conc 1+2                               51.3                  85.1
             Conc 1+2+3                             57.8                  67.2
        ========================================================================

        The data show that as the grind size decreases from 158 microns to 74 microns the grade and recovery improve, but for a finer grind of 53 microns both grade and recovery diminish. This is to be expected with gravity concentration.

        Overall, centrifugal gravity concentration is quite efficient on this composite with recoveries in the 40% to 60% range in the scoping tests. This will permit to use a coarser primary grind with a P80 of about 74 microns, appreciably coarser than previously thought.

        The high gold recoveries may be due to the association of the fine gold with bismuth (S.G. 9.8) and bismuthinite (S.G. 6.45) as previously reported in the Battle Mountain testwork. It may also be due in part to the presence of coarse free gold, although the latter would have likely produced high variability in the calculated head assays of each tests and this was not the case.

        Table 6.2.3 show the results for the cleaned concentrates produced by panning of the primary gravity concentrates obtained from the Falcon. The grades of the cleaned products are sufficiently high for refining or sale of such concentrate.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 117
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 6.2.3: PAN CONCENTRATES FROM CLEANING THE GRAVITY CONCENTRATES
        ========================================================================
             PRODUCTS                        RECOVERY (%)        GRADE (AU G/T)
        ------------------------------------------------------------------------
             158 MICRONS
             Pan conc 1                             26.9               4,067.0
             Pan conc 1+2                           29.7               2,206.3
             Pan conc 1+2+3                         31.1               1,375.7
             74 MICRONS
             Pan conc 1                             20.3               2,400.9
             Pan conc 1+2                           23.6               1,296.2
             Pan conc 1+2+3                         25.4               952.9
             51 MICRONS
             Pan conc 1                             15.3               2,237.0
             Pan conc 1+2                           18.2               1,403.4
             Pan conc 1+2+3                         19.6               1,078.0
        ========================================================================

        SCOPING TESTS ON CYANIDATION OF GRAVITY TAILS

        The final tailings and cleaner tailings from the above gravity tests were leached by cyanidation at identical conditions for 72 hours, with intermediate sampling of solutions. The NaCN concentration was1.0gpl and target pH 10.5. (Iest CGSB-1 to 3)

        The kinetics of the extraction are shown on Table 6.2.4. As can be seen, the extraction quickly reached a stable point of 64.7% for the 158 microns grind and 79.5% for the 74 microns grind while the 53 microns grind achieved a higher extraction of 87.3% at a very slow kinetic rate. The extraction rate is in per cent of gold content in feed to cyanidation (gravity final tailings). The extraction after 8 hours is nearly the same for the 74 and 53 microns grind possibly indicating that there is no further free gold to be liberated at a finer grind.

        The leaching still goes on at a very slow rate after 12 hours for the 53 microns grind. This may indicate that the residual gold is much finer than 53 microns and is likely enclosed, with leaching occurring through cracks (abundance of cracks is related to grind size) in the enclosing minerals. The effect can be seen as well for the 74 microns grind, although negligible as expected (less cracking).


        TABLE 6.2.4: CYANIDATION OF FINAL GRAVITY TAILINGS
        =============================================================================================
                    GRIND                       FINAL
        TEST NO      SIZE      FINAL RESIDUE    EXT'N      COMSUMPTION (KG/T)     OVERALL RECOVERY, %
                     P80=UM    AU GRADE, G/T      AU, %     NACN     CA(OH)2   GRAV    LEACH    TOTAL
        ---------------------------------------------------------------------------------------------
         CGSB1          158             3.02       64.7     2.31       0.73    44.7     35.8     80.5
         CGSB2           74             1.81       79.5     2.47       0.77    47.3     41.9     89.2
         CGSB3           51             1.13       87.3     2.82       0.81    48.6     44.8     93.4
        =============================================================================================


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 118
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        SCOPING TESTS ON CYANIDATION OF GRAVITY TAILS

        The three cleaner tailings within each test were combined after having taken a sub-sample from each for analysis. The three composite cleaner tails from each of the three gravity test were subjected to cyanidation for 48 hours in tests CGC1 to 3. Other conditions were identical to the ones for the final tailings cyanidation.

        Results shown in Table 6.2.5 indicate that about 73% of the gold leaches out readily within 8 hours, with a relatively slow kinetics afterward. It should be noted that the gravity cleaner tailings are appreciably coarser than the final tailings grind sizes as expected.

        The general conclusions of the scoping tests were that the optimum recovery of gold in a rougher centrifugal gravity concentrate was at a grind size with a P80 of about 74 microns, and that cyanidation of the gold in both the gravity cleaner tailings and final tailings had a slow kinetics, improving with a finer grind. A final cleaner gravity concentrate grade of more up to 4kg/t Au could also be produced.


        TABLE 6.2.5: CYANIDATION OF FINAL GRAVITY TAILINGS
       =============================================================================================================
        TIME        EXTRACTION (%)                                         NACN CONSUMPTION (KG/T)
        HOURS          258 MICRONS     120 MICRONS      71 MICRONS      258 MICRONS     120 MICRONS      71 MICRONS
       -------------------------------------------------------------------------------------------------------------
        8                     73.3            74.0            75.5             0.60            0.90            0.87
        24                    74.0            83.1            82.2             1.00            1.33            1.30
        48                    83.4            91.2            93.5             1.24            1.57            1.93
       =============================================================================================================

6.2.3   REGRINDING OF ROUGHER GRAVITY CONCENTRATE

        In two tests, the samples were finely ground to a P80 of 47 microns and subjected to 3- pass centrifugal gravity concentration. In test GSB4, the concentrate was not reground, while in test GSB5 it was reground to a P98 of 37 microns, prior to cyanidation. The two gravity concentrates and the two gravity tailings were subjected to cyanidation at similar conditions.

        Results for both tests were similar, with no marked difference as shown in Table 6.2.6. This is not surprising given that the primary grind was already quite fine for both tests at a P80 of 47 microns.


        TABLE 6.2.6: GRAVITY SEPARATION & CYANIDATION OF PRODUCTS
        ======================================================================================
        GRAVITY SEPARATION     WEIGHT               ASSAY                   DIST.
        PRODUCTS                (G)           (%)     (AU GPT)   (AG GPT)    (AU %)     AG (%)
        --------------------------------------------------------------------------------------
        Total SB40 Conc           329        16.8       71.85       6.06      68.4       59.6
        SB40 Tails              1,633        83.2        6.70       0.83      31.6       40.4
        --------------------------------------------------------------------------------------
        TOTAL                   1,962       100.0       17.64       1.71     100.0      100.0
        Measured                                        17.33
        ======================================================================================


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 119
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------



        ======================================================================================
        CYANIDATION            SOLUTION             RESIDUE            EXTRACTION
        PRODUCTS               (AU, MG)     (AG,MG)    (AU,MG)    (AG,MG)    (AU %)     AG (%)
        --------------------------------------------------------------------------------------
        Gravity Concentrate      25.8        1.56        1.00       0.20      68.3       49.5
        Gravity Tail             10.7        0.89        0.30       0.50      28.3       28.3
        --------------------------------------------------------------------------------------
        TOTAL                    36.5        2.45        1.30       0.70      96.6       77.8
                                                        17.33
        ======================================================================================
        Test GSB4 - No regrinding of gravity concentrate (p80 of 70 microns).


        ======================================================================================
        GRAVITY SEPARATION     WEIGHT               ASSAY                   DIST.
        PRODUCTS                (G)           (%)     (AU GPT)   (AG GPT)    (AU %)     AG (%)
        --------------------------------------------------------------------------------------
        Total SB40 Conc           310        15.7       84.00       6.53      68.4       59.5
        SB40 Tails              1,661        84.3        7.23       0.83      31.6       40.5
        --------------------------------------------------------------------------------------
        TOTAL                   1,971      100.00       19.30       1.73     100.0      100.0
        Measured                                        17.33
        ======================================================================================

        ======================================================================================
        CYANIDATION            SOLUTION             RESIDUE            EXTRACTION
        PRODUCTS               (AU, MG)     (AG,MG)    (AU,MG)    (AG,MG)    (AU %)     AG (%)
        --------------------------------------------------------------------------------------
        Gravity Concentrate      25.8        1.56        1.00       0.20      68.3       49.5
        Gravity Tail             10.7        0.89        0.30       0.50      28.3       28.3
        --------------------------------------------------------------------------------------
        TOTAL                    36.5        2.45        1.30       0.70      96.6       77.8
                                                        17.33
        ======================================================================================
        Test GSB5 - Regrinding of gravity concentrate to 98% passing 37 microns.

6.2.4   TESTING AT A MEDIUM GRIND SIZE OF 74 MICRONS

        A series of six tests each were conducted using a primary grind size with a P80 of 74 microns and a 4-pass centrifugal gravity separation procedure. The 6 primary tailings produced were combined, mixed and divided in six batches. The batches were tested to establish the effect of cyanide concentration during cyanidation. The concentrates produced, also combined, mixed and divided into six batches, were used to investigate the effect of regrinding as well as cyanide concentration on the extraction of gold.

        The material balance of the sum of the six tests is given in Table
        6.2.7. The calculation is based on the assays and weights of materials after cyanidation.


        TABLE 6.2.7: MATERIAL BALANCE OF CENTRIFUGAL GRAVITY CONCENTRATION
        ============================================================================
        PRODUCT                WEIGHT     ASSAY                   DIST.
                                 (G)         (AU GPT)   (AG GPT)    (AU %)     AG (%)
        ----------------------------------------------------------------------------
        Concentrate              29.6%        48.00        4.85     70.3%      63.6%
        Tails                    73.1%         7.44        1.02     29.7%      36.4%
        ----------------------------------------------------------------------------
        FEED                    100.0%        18.33        2.05    100.0%     100.0%
        ============================================================================


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 120
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        LEACHING THE GRAVITY TAILS - EFFECT OF CYANIDE CONCENTRATION

        The leaching conditions for the six tests (CGT-6 to 11) on the gravity tails were identical except for the sodium cyanide concentration level used during each test. The cyanide concentration affects the leaching kinetics proportionally for a few hours (less than 12 hours) after which the effect is negligible with no differential gain after 72 hours.

        Except for the test at a concentration of 2kg/t NaCN, the cyanide consumption is proportional to the concentration and the kinetics are similar. The test at a high concentration of 2kg/t NaCN shows a marked increase in initial consumption and kinetics.

        CYANIDATION OF GRAVITY CONCENTRATE - EFFECT OF REGRIND PARTICLE SIZE

        Cyanidation tests were performed on the combined gravity concentrates, the first without regrind and the other two reground to a P90 of 43 and P99.9 of 37 microns. Table 6.2.8 gives a summary of the tests. Results from tests CGC4 and CGC5 were added for comparison.

        TABLE 6.2.8: CYANIDATION OF GRAVITY CONCENTRATE - EFFECT OF PARTICLE SIZE
        ===============================================================================================
        TEST                                     CGC 6       CGC 4       CGC 7       CGC 5        CGC 8
        -----------------------------------------------------------------------------------------------
        Leach Head Assay, Au gpt                  47.1        71.7        47.1        84.0         47.1
        Leach Head Assay, Au gpt                  5.27        6.05        5.27        6.53         5.27
        -----------------------------------------------------------------------------------------------
        Product, % passing                         80%         80%         90%       98.1%        99.9%
        Particle Size, Microns                      94          70          43          37           37
        Residue Assay, Au gpt                     2.61        3.00        1.48        0.94         0.72
        Residue Assay, Ag gpt                      1.4         1.0         3.0         1.5          0.6
        ===============================================================================================

        Three other tests were performed at a similar regrind particle size with a P80 of 44 microns, but with three different NaCN concentrations of 0.3g/l, 0.5g/l and 1.0g/l.

        The tests demonstrated relatively slow cyanidation kinetics, but all achieving more or less similar recoveries after 72 hours.

6.3     PROCESS RECOVERY

        Processing this composite by Falcon Gravity Centrifugal Concentrator followed by cyanidation of the gravity tailings in parallel with regrinding of the gravity concentrate and its cyanidation gives good results, suggesting an extraction rate of 91.6%.

        Gravity concentration was effective in recovering an appreciable portion of the gold in a small weight (about 70% in 25% of the weight), thereby permitting the use of regrinding on this concentrate to achieve a high cyanide extraction rate above 96% relative to its gold content. The cyanidation of the gravity tailings gave low recoveries, limited to about 80% relative to its gold content. Tests CGT8 and CGC10 can be used as typical of


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 121
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        the results expected under the conditions tested. A material balance for these two tests combined are given in Table 6.3.1.

        TABLE 6.3.1: MATERIAL BALANCE
        ============================================================================================
        PRODUCT                                   WEIGHT        ASSAY        RECOVERY       RECOVERY
                                                     (%)       AU GPT           LEACH          TOTAL
        --------------------------------------------------------------------------------------------
        Solution                                       -            -           96.3%          67.7%
        Residue                                        -         1.78            3.7%           2.6%
        --------------------------------------------------------------------------------------------
        GRAVITY CONCENTRATE (REGROUND)             26.6%        47.99           100.0           70.4

        Solution                                       -            -           80.4%          23.8%
        Residue                                        -         1.46           19.6%           5.8%
        --------------------------------------------------------------------------------------------
        GRAVITY TAILS                              73.4%         7.44          100.0%          29.7%
        FEED                                           -        18.33               -         100.0%

        --------------------------------------------------------------------------------------------
        TOTAL EXTRACTION                               -            -               -          91.6%
        TOTAL TAILS                                    -         1.54               -           8.4%
        ============================================================================================

6.4     KETTLE RIVER PROCESS FACILITY

        The toll milling facility planned for use is located outside of the town of Republic, Washington, and was built in the 1980's to treat a variety of gold ores coming from a group of mines in the area. The plant is presently shut down on a care/maintenance basis, awaiting the opening of a new deposit. Kinross is active in the area and has kept its key staff on site including the mill manager and a maintenance crew.

        The plant consists of an ore receiving pad, a primary/secondary crushing plant and double fine ore bin followed by grinding, gravity separation (Falcon Concentrator) of the whole ground slurry, cyanidation, carbon adsorption/desorption system and gold electrolysis. The gravity concentrate is subjected to intense cyanidation in a separate circuit. In general, the plant and equipment are in very good condition, well maintained and clean.

        The plant was initially designed for a feed rate of 2,100 tons per day. This throughput was achieved for brief periods only, as there was never enough ore to feed the plant most of the time. The grinding circuit is over designed for the tonnage considered. It consists of two parallel lines each with a primary rod mill of 9.5' x 12' (500hp) and a secondary ball mill of 10.5' x 16' (900hp), providing about 2000 kW of grinding power or 23.8 kWh/ton of design feed.

        The Falcon Concentrator is set up to treat the whole of the underflow from the head thickener at the discharge of the grinding circuit; this is not a conventional use of a gravity concentrator in gold plant but is quite advantageous in the case of the treatment of the material from Buckhorn Mountain.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 122
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        The testwork performed by PRA and others have demonstrated that the gravity concentrate has to be reground prior to its cyanidation as an appreciable portion is included as very small blebs within bismuth minerals. This thus requires the recovery of a large portion of the feed in the gravity concentrate, including from the fine fraction. Hence a conventional location for the Falcon such as on a side stream of the cyclone underflow or cyclone feed would not give the same results as it would tend to work more as a size separator then a gravity separator at such a high weight recovery ratio.

        The material tested at PRA required regrinding of the gravity concentrate to about 40 microns to achieve a high recovery by standard cyanidation. This could easily be achieved at the Kettle River Mill with a minimum of investment/modification. One of the rod mills (500hp) could be dedicated to regrinding the gravity concentrate. The modifications required would be minimal and would consist of the following:

        o Optional rearrangement of the feed conveyor under the bin to send all the feed through one conveyor rather than two. This is not absolutely necessary as all feed could go through one bin.

        o Remove the rod load, put in a ball load (seasoned 1.5" recommended)

        o Install a new discharge pump box and remove the existing transfer launder.

        o       Install two new mill discharge pump (one spare, one operating)

        o Install a cyclopak with the underflow discharging to the mill feed chute

        o Install all piping including cyclone overflow line to the head of the cyanidation circuit. Alternatively, the reground material could be sent to the existing intense cyanidation circuit, which would otherwise be redundant.

        o If the Falcon Concentrator is not relocated inside the mill building, there will be a need to install a receiving pump box and two pumps (one spare one operating) to send the concentrate to the regrinding circuit.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 123
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


7.0     ENVIRONMENTAL CONSIDERATIONS

7.1     PREVIOUS MINING ACTIVITIES

        No modern mining has been conducted at or around the Buckhorn Mountain gold deposit. Several prospects have been explored by shallow pits and short tunnels and shafts and one small open cut located about 1/2 mile to the north of the deposit, the Magnetite Mine, was exploited for test ores of iron. The most extensive workings near the deposit are in the Roosevelt Mine tunnel located 1/2 mile southeast of the deposit. This is the only historical working that discharges water. Discharge from the Roosevelt mine meets state surface water standards and is currently part of the routine baseline monitoring program for the project.

        The only known environmental liabilities on the property are for monitor wells and their access roads.

7.2     LICENSES & CERTIFICATES OF AUTHORIZATION

        No licenses, permits or certificates of authorization are currently in place relating to the planned mining operation at the Buckhorn Mt. Project. In June of 2003 an initial Plan of Operations was submitted to the state and USFS proposing an underground mine with a remote mill located 7mi by road to the southwest of the deposit. Subsequent to comments by the USFS a Plan of Operations was submitted in August of 2003 and was accepted for completeness by the USFS. Pursuant to NEPA and Washington SEPA requirements the lead agencies were established as the USFS and DOE. The agencies decided that the environmental analysis of the proposed action requires the preparation of a supplemental Environmental Impact Statement (SEIS). Public scoping was started on August 28, 2003.

        A modified Plan of Operations is in preparation for submission to the lead agencies which will describe a project for an underground mining operation with trucking of the ore to the Kettle River Operations owned by Kinross Gold Corporation (Kinross). The Plan of Operations will be similar to this study. The agencies are currently considering a similar plan as an alternative to the Plan submitted.

        This new Kettle River milling scenario makes the proposed action very similar to four other previously operated underground mines permitted by Echo Bay Mines (now Kinross) in recent years. Mining and milling procedures are essentially the same and, based on environmental baseline studies conducted to date and discussions with lead agencies, no impediments are anticipated to issuance of permits.

        Required permits anticipated for the construction, operation and reclamation of the planned mining project are summarized in Table 7.2.1.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 124
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 7.2.1: ENVIRONMENTAL PERMITS
        =======================================================================================================
                                           FEDERAL GOVERNMENT
        -------------------------------------------------------------------------------------------------------
         Environmental Protection Agency             Spill Prevention Control and Countermeasure (SPCC) Plan
                                                     Notification of Hazardous Waste Activity (Review Only,
                                                     No Permit Required)
         Federal Communications Commission           Radio Authorizations
         Dept. of Homeland Security                  Explosives User Permit
         (Dept of Alcohol, Tobacco, and Firearms)
         Mine Safety and Health Administration       Mine Identification Number (No permit Necessary)
                                                     Legal Identity Report
                                                     Miner Training Plan Approval
                                                     Notice of Start of Operations
        -------------------------------------------------------------------------------------------------------
                                           STATE OF WASHINGTON
        -------------------------------------------------------------------------------------------------------
         Washington Department of Ecology            National Pollution Discharge Elimination System
                                                     (NPDES)/Construction Activities Storm Water General
                                                     Permit and Operational Permit
                                                     Waste Water Discharge permit
                                                     EPCRA Sara Title III compliance
                                                     Notice of Construction Approval (Air Quality)
                                                     Air Contaminant Source Operation Permit
                                                     Water Rights
         Washington Department of Health             Sewage Disposal Permit
                                                     Public Water Supply Approval
         Washington Department of Natural            Road Maintenance and Improvement
         Resources                                   Forest Practices Act
         Washington Department of Labor &            Explosives License
         Industries                                  Safety Regulation Compliance (No Permit)
         Wash., Dept of Community                    SHIP/106 Review
         Development, Office of Archaeology and
         Historic Preservation
         Wash. Dept of Health                        Sewage Disposal Permit
                                                     Public Water Supply Approval
        -------------------------------------------------------------------------------------------------------
                                                 LOCAL GOVERNMENT
        -------------------------------------------------------------------------------------------------------
         Okanogan Planning Department                Conditional Use Permit/Zoning Requirements
                                                     Building Permits
                                                     Maximum Environmental Noise Levels (Compliance Item)
                                                     Socioeconomic Impact Analysis Approval
                                                     Growth Management Critical Areas Regulations
                                                     Compliance
         Okanogan County Health District             Solid Waste Handling
                                                     Septic Tank/ Drain Field Approval
         Okanogan Public Works Department            Road Construction and/or Realignment
        =======================================================================================================

7.3     WASTE MANAGEMENT

        Waste rock generated during the initial development of the project will be stockpiled in temporary locations as shown on Figure 4.1. Approximately 220kt of waste will require storage until secondary stopes are developed in the SWZ requiring backfill. All development rock stored on the surface will be placed as unconsolidated fill in secondary


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 125
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        stopes and all subsequent waste rock generated during production mining will report directly to secondaries without need for surface storage.

        Waste rock which will require temporary storage will be of net neutralizing character. The following Table 7.3.1 summarizes the rock types to be stored on the temporary development stockpiles.

        TABLE 7.3.1: SEQUENCE OF INITIAL DEVELOPMENT ROCK FOR TEMPORARY STORAGE
        ========================================================================
         ROCK TYPE                                                  TONS PLACED
        ------------------------------------------------------------------------
         Andesite - Unaltered                                           110,000
         Undifferentiated Skarn                                          55,000
         Marble                                                          47,000
         Clastics                                                         7,000
        ------------------------------------------------------------------------
         TOTAL                                                          219,000
        ========================================================================

        Table 7.3.2 summarizes the geochemical acid generation potential of rock types encountered in planned mining.

        TABLE 7.3.2: SUMMARY OF ACID GENERATION POTENTIAL FOR DEVELOPMENT ROCK
        ==========================================================================================================
                                                  MEAN VALUES      MEAN ACID GENERATION     MEAN ACID NEUTRALIZING
        ROCK TYPE                             OF TOTAL SULFUR                 POTENTIAL                  POTENTIAL
                                                     BY WT. %         (TON CACO3/KTONS)          (TON CACO3/KTONS)
        ----------------------------------------------------------------------------------------------------------
        Andesite - Altered                               0.45                      14.0                       72.4
        Andesite - Unaltered                             0.32                      10.1                       38.6
        Undifferentiated Skarn                           0.97                      30.4                       86.4
        Marble                                           0.19                      5.87                      667.2
        Clastics                                         0.38                      12.0                       60.2
        ==========================================================================================================

        Human waste products generated on the surface will be stored in a buried 10,000gal tank and transported off site. Human waste generated underground will be stored in portable units and serviced by a contractor. Trash and garbage disposal will be contracted for transport to a local approved land fill.

7.4     WATER MANAGEMENT

        Potable water for drinking will be provided to the site in bottles. However, other potable water uses (showers, toilets) will be provided by an on-site well on site as shown on Figure 4.1. An average consumptive use of 8gpm is anticipated. An application has been submitted to the DOE for the water right for this public supply well.

        Water used in the underground workings will be collected in sumps in the mine and recirculated. Uses include drilling, washing of equipment and dust suppression after blasting. All equipment washing will occur underground.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 126
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        Organic materials in mine water such as oil and grease will be removed in a sump prior to discharge from the portal. A water treatment plant (Figure 4.1) will be located below the portal and water discharge will be routed through the treatment facility prior to discharge into infiltration galleries. Treatment of discharge water will utilize an active biological denitrification process for the destruction of nitrates from blasting materials. Previously conducted water geochemistry modeling suggests that no other potential contaminants will require treatment.

        Stormwater diversion structures will route surface water away from the site facilities as shown on Figure 4.1. Stormwater catchment of meteoric waters draining the site will be routed to a pipe which will be directed to the infiltration gallery also used for mine water discharge. The site footprint within the diversion and catchment structures has been designed to minimize the quantity requiring infiltration.

        Geochemical studies of the waste rock indicate that no acid rock drainage will occur as a result of meteoric infiltration through the development rock stockpiles. The short duration of surface storage further ensures lack of reactivity of the waste rocks.







--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 127
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


8.0     MANPOWER

8.1     UNDERGROUND

        Most of the technical staff on site will work 5 days and 2 days off. Underground miners will work 11-hour shifts, on a 4-days-on and 4-days-off basis. During the first 13 months, underground development will be done mainly on one heading. Staffing level will be small. During the production there will be variations in staffing levels as development decreases and increases throughout the schedule. Efforts will be made to train and employ local people where possible.

8.1.1   MINING PERSONNEL

        Underground mining activity begins in June of Year 1 with the collaring of the portal. During the first 13 months a small crew will drive the main ramp access. From that point, the mining crew levels increase until full production is reached with a maximum of 82 mining personnel. There will be 56 miners and trammers doing the actual mining and the remainder will be support, technical, supervision, and maintenance personnel. As development is completed, the manpower requirements will reduce. The mine will be operating on an eleven hour shift, two shifts per day, with crews rotating on 4-days-on 4-days-off basis. Half of the members of each mining crew will rotate out each two days so that there will be an overlap of personnel to give the project continuity. Table 8.1.1 shows the planned underground mining and technical staff work force during the main production mining in Year 2.

        TABLE 8.1.1: MINE PERSONNEL, YEAR 2
        ========================================================================
                                                           MINING   DEVELOPMENT
                                                             CREW          CREW
        ------------------------------------------------------------------------
        MINERS
             Miners                                            28             8
             Trammers/Miner                                    28             8
             Truck drivers                                     18             4
             Mine help                                          8
             Bolter                                             4
             Sampler                                            4
        ------------------------------------------------------------------------
                                     SUB TOTAL MINING          90            20
        SERVICES
        Tech services                                          20
        Supervision                                             9
        ------------------------------------------------------------------------
                                                TOTAL         119            20
        Total Employed                                        139
        Total on shift                                         34
        ========================================================================
        Note: Supervision and technical staff shared between Production and Development.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 128
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


8.1.2   PRODUCTIVITIES

        Productivities used for this study are as shown in Table 8.1.2.

        TABLE 8.1.2: MINE MANPOWER PRODUCTIVITY
        ====================================================================================================
        MINE PRODUCTIVITIES    QUANTITY UNITS     LABOR        AVERAGE UNITS
        ----------------------------------------------------------------------------------------------------
        Stoping Crew             1,500 tpd           28      53.6 Tons/manday       7 stopes
                                                                                    2 men day
                                                                                    2 men night each stoped
        All employees            1,500 tpd           65      22.7 Tons/manday       includes waste
                                                                                    development labor
        Development              21 ft/day            4        5.25 Ft/manday       Mucking to remuck
                                                                                    only
        Development Double     31.5 ft/day            4         7.9 Ft/manday       Mucking to remuck
        headings                                                                    only
        ====================================================================================================

8.1.3   MAINTENANCE PERSONNEL

        During the initial development there will be one mechanic on each shift and an electrician on dayshift. The maintenance department will be supervised and given work instructions from mine foreman.

        Once production commences and more equipment is operational there will be two mechanics on dayshift and one nightshift. There will be one electrician on each shift. One of the mechanics will be a working lead hand, reporting to the mine foreman.

8.2     PROCESSING

        Ore will be tolled milled at the Kettle River Mill. There is no labor associated with milling operations.

8.3     ADMINISTRATION & TECHNICAL SERVICES

        The general administration department, shown in Table 8.3.1, will all report to the mine manager. The general administration will be at the existing Oroville office. The mine foreman will also supervise one crew as part of his duties. The mine engineer will be in charge of the technical services group and report to the mine superintendent.



--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 129
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 8.3.1: ADMINISTRATION & TECHNICAL SERVICES PERSONNEL
        =======================================================================
        JOB TYPE                                                        NUMBER
        -----------------------------------------------------------------------
        GENERAL ADMINISTRATION
             Mine Manager                                                    1
             Buyer                                                           1
             Cost Accountant                                                 1
             Payables Accountant                                             1
             Environmental, Safety, HR                                       1
        MINE SUPERVISION
             Mine Superintendent                                             1
             Mine Foreman                                                    1
             Shifters                                                        7
        Technical Services
             Geologist                                                       2
             Jr. Geologist                                                   3
             Surveyors                                                       2
             Mine Engineer                                                   1
             Mine Technician                                                 2
        =======================================================================

8.4     ORGANIZATION CHART

        The personnel organization at the planned Buckhorn Mine will be one typical of a mine of this size, and is shown in Figure 8.1.









--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 130
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 8.1 ORGANIZATION CHART














--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 131
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


9.0     PROJECT SCHEDULE

9.1     CONSTRUCTION PERIOD

        Surface construction of site facilities will take approximately three months. Thirteen months are required to establish the ventilation loop between the upper and lower portals. After development work is complete three months are required to maintain a 1,500tpd production rate.

9.2     LIFE OF MINE PRODUCTION & DEVELOPMENT

        The production schedule is based on continuous, year round mining operations, seven days per week, averaging 1,500tpd. The mining resources scheduled are 3.08kt at an average grade of 0.32oz/ton gold. Note that only the indicated resource was used in the schedule.

        The monthly stope production schedule presented here (Table 9.2.1) was developed to blend ore from stopes that will be developed and available for production. It was created to ensure that tasks were ordered properly.

        The schedule was based on a requirement to have a minimum of two mining areas in operation, one with five production faces and the other with two production faces. This schedule was selected to eliminate the potential of interrupting regular plant feed should a delay occur in one stope face. Also, development was scheduled to allow quick activation of more production faces if required. This brings the required average production per face to 214 tons per day. The schedule is also designed around the rates experienced by other operations using similar cut and fill methods including, but not limited to, the effective hours of work, ramp access system, equipment chosen and its age.

        Table 9.2.1 shows ore tons, waste tons, feet of development, and ounces produced. Figure 9.1 shows the monthly mill feed grade based on this schedule, and Figure 9.2 shows monthly ore tons, waste tons, and ounces delivered to the plant.

        For scheduling purposes, development was also limited to 78% efficiency or 655ft per month, even though the maximum rate could be assumed to be 840ft on a single heading per month. This is equivalent to 7 shifts of lost time at the face each month.

        There are two drilling and blasting methods possible in Cut and Fill stopes. Using uppers, drilling holes up dip, or nearly vertically, is highly productive and results in production rates exceeding 230tpd per stope. Horizontal breasting is not as productive, and results in rates of approximately 230tpd per production face. Breasting will be the more commonly used method at the Buckhorn Mountain Mine as this method provides superior grade and stability control of the panel, particularly in areas of thinner mineralization. Therefore, scheduling of released tons assumes a 230tpd per stope rate.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 132
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 9.2.1: PRODUCTION SCHEDULE
        ==========================================================================================
                                 ORE        GRADE                                 ORE       WASTE
                                 TONS        AU                     WASTE     DEVELOP     DEVELOP
        MONTH      YEAR          (T)      (OZ/TON)    OUNCES         TONS          FT          FT
        ------------------------------------------------------------------------------------------
        JAN        2004              0                      0            0          0           0
        FEB                          0                      0            0          0           0
        MAR                          0                      0            0          0           0
        APR                          0                      0            0          0           0
        MAY                          0                      0            0          0           0
        JUN                          0                      0       13,693          0         710
        JUL                          0                      0       12,652          0         656
        AUG                          0      0.00            0       13,867          0         719
        SEP                      4,586      0.41        1,880        8,721        238         452
        OCT                      6,461      0.41        2,649        7,648        335         396
        NOV                          0      0.00            0       12,890          0         668
        DEC                          0      0.00            0       13,558          0         703
        ------------------------------------------------------------------------------------------
        JAN        2005              0      0.00            0       13,422          0         696
        FEB                          0      0.00            0        9,417          0         488
        MAR                          0      0.00            0       13,450          0         697
        APR                      4,549      0.41        1,865        9,433        236         489
        MAY                     23,774      0.46       10,941       11,513        481         597
        JUN                     44,997      0.49       22,153       12,406          0         643
        JUL                     46,497      0.49       22,891       12,929          0         670
        AUG                     46,497      0.49       22,891       13,993          0         725
        SEP                     44,997      0.49       22,153       10,686          0         554
        OCT                     46,497      0.49       22,891       12,846          0         666
        NOV                     44,997      0.49       22,153       12,316          0         638
        DEC                     46,497      0.49       22,891       12,648          0         655
        ------------------------------------------------------------------------------------------
        JAN        2006         46,497      0.49       22,891       12,524          0         649
        FEB                     40,946      0.46       18,821       11,463          0         594
        MAR                     46,034      0.37       17,257       13,971          0         724
        APR                     44,549      0.37       16,701       10,763          0         558
        MAY                     46,034      0.37       17,257       10,345          0         536
        JUN                     44,549      0.37       16,701       13,547          0         702
        JUL                     46,034      0.37       17,257       13,870          0         719
        AUG                     46,034      0.37       17,257       10,597          0         549
        SEP                     44,549      0.37       16,701       11,915          0         617
        OCT                     46,034      0.37       17,257       11,817          0         612
        NOV                     44,549      0.37       16,701        5,332          0         276
        DEC                     46,034      0.37       17,257            0          0           0
        ------------------------------------------------------------------------------------------
        JAN        2007         46,034      0.37       17,257            0          0           0
        FEB                     41,579      0.37       15,587            0          0           0
        MAR                     46,034      0.37       17,257            0          0           0
        APR                     44,549      0.37       16,701            0          0           0
        MAY                     46,034      0.37       17,257            0          0           0
        JUN                     44,549      0.37       16,701            0          0           0
        JUL                     46,034      0.37       17,257            0          0           0
        AUG                     46,034      0.37       17,257            0          0           0
        SEP                     44,549      0.37       16,701            0          0           0
        OCT                     46,034      0.37       17,257            0          0           0
        NOV                     44,549      0.37       16,701            0          0           0
        DEC                     45,354      0.36       16,277            0          0           0
        ==========================================================================================


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 133
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 9.2.1: PRODUCTION SCHEDULE (CONTINUED)
        ==========================================================================================
                                 ORE        GRADE                                 ORE       WASTE
                                 TONS        AU                     WASTE     DEVELOP     DEVELOP
        MONTH      YEAR          (T)      (OZ/TON)    OUNCES         TONS          FT          FT
        ------------------------------------------------------------------------------------------
        JAN        2008         46,266      0.24       11,138            0          0           0
        FEB                     43,645      0.23       10,135            0          0           0
        MAR                     46,655      0.23       10,834            0          0           0
        APR                     45,150      0.23       10,485            0          0           0
        MAY                     46,655      0.23       10,834            0          0           0
        JUN                     45,150      0.23       10,485            0          0           0
        JUL                     46,655      0.23       10,834        4,781          0         248
        AUG                     46,655      0.23       10,834        9,461          0         490
        SEP                     45,150      0.23       10,485        9,156          0         474
        OCT                     46,655      0.23       10,834        9,461          0         490
        NOV                     45,150      0.23       10,485        7,236          0         375
        DEC                     46,655      0.23       10,834        8,637          0         448
        ------------------------------------------------------------------------------------------
        JAN        2009         46,655      0.23       10,834        7,533          0         390
        FEB                     42,140      0.23        9,786       11,993          0         622
        MAR                     46,655      0.23       10,834        8,391          0         435
        APR                     45,150      0.23       10,485        9,161          0         475
        MAY                     46,655      0.23       10,834        9,466          0         491
        JUN                     45,150      0.23       10,485        9,161          0         475
        JUL                     46,655      0.23       10,834        9,466          0         491
        AUG                     46,655      0.23       10,834       12,464          0         646
        SEP                     45,150      0.23       10,485        9,263          0         480
        OCT                     46,655      0.23       10,834       10,538          0         546
        NOV                     45,150      0.23       10,485       14,629          0         758
        DEC                     46,655      0.23       10,834       13,616          0         706
        ------------------------------------------------------------------------------------------
        JAN        2010         46,655      0.23       10,834        8,615          0         446
        FEB                     41,933      0.23        9,599       11,840          0         614
        MAR                     45,125      0.23       10,222       11,913          0         617
        APR                     45,217      0.24       11,070        9,990          0         518
        MAY                     44,260      0.26       11,449        2,231          0         116
        JUN                     44,912      0.27       11,977            0          0           0
        JUL                     44,042      0.25       11,119            0          0           0
        AUG                     45,674      0.25       11,208            0          0           0
        SEP                     44,201      0.25       10,847            0          0           0
        OCT                     45,674      0.25       11,208            0          0           0
        NOV                     39,130      0.24        9,446            0          0           0
        DEC                     37,927      0.24        9,069            0          0           0
        ==========================================================================================


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 134
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        TABLE 9.2.1: PRODUCTION SCHEDULE (CONTINUED)
        ==========================================================================================
                                 ORE        GRADE                                 ORE       WASTE
                                 TONS        AU                     WASTE     DEVELOP     DEVELOP
        MONTH      YEAR          (T)      (OZ/TON)    OUNCES         TONS          FT          FT
        ------------------------------------------------------------------------------------------
        JAN        2011         32,109      0.21        6,778            0          0           0
        FEB                     27,262      0.20        5,437            0          0           0
        MAR                     30,183      0.20        6,019            0          0           0
        APR                     29,210      0.20        5,825            0          0           0
        MAY                     30,183      0.20        6,019            0          0           0
        JUN                     29,210      0.20        5,825            0          0           0
        JUL                                 0.20        5,991            0          0           0
        AUG                     15,454      0.20        3,065            0          0           0
        SEP                     14,956      0.20        2,966            0          0           0
        OCT                     15,454      0.20        3,065            0          0           0
        NOV                     14,956      0.20        2,966            0          0           0
        DEC                     15,454      0.20        3,065            0          0           0
        ------------------------------------------------------------------------------------------
        JAN        2012         15,454      0.20        3,065            0          0           0
        FEB                     14,457      0.20        2,867            0          0           0
        MAR                        852      0.20          169            0          0           0
        APR                          0      0.00            0            0          0           0
        ------------------------------------------------------------------------------------------
        TOTAL                3,383,286      0.31    1,036,585      573,232      1,289      29,707
        ==========================================================================================




--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 135
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 9.1: MONTHLY MILL FEED GRADE







                                   [PICTURE]










--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 136
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


        FIGURE 9.2: MONTHLY ORE, WASTE & GOLD TO MILL







                                   [PICTURE]







--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 137
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


10.0    ECONOMIC ANALYSIS

        SRK has reviewed the internal LoM technical-economic model prepared by Crown's engineers and consultants for the Buckhorn Mountain Project ("the Model"). The Model details the operations on an annual basis over the projected mine life.

        The LoM Plan, and the technical-economic projections in the Model include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward-looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially.

        SRK's review of the Model is presented in this section.

10.1    LOM PLAN AND ECONOMICS

        The LoM production plan and economic forecast are based on a production rate of 1,500tpd (547.5kt/yr) and covers the period 2006 through 2012, indicating a mine life of 74 months commencing October, 2006. Model parameters are shown in Table 10.1.1.

        The LoM Plan is based upon probable reserves.



                                    [TABLE]



        The economics of the Buckhorn Mountain Project are very robust at a gold price of US$350.00/oz. The economic results of the LoM Plan indicate strong economic viability, with substantial operating profit throughout the mine life.

        The Model used in this analysis is considered to contain privileged and confidential information. However, Crown has made these data available to SRK for review. Based upon this review, SRK concludes that the Model prepared by Crown generally follows practices accepted by industry.


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 138
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


11.0    REFERENCES

        o COOPER, P.C., MCKINNON, N.T., and NEAL, W.S., 2003. Resource Estimation, Buckhorn Mt. Project.

        o CHENEY, E.S., RASMUSSEN, M.G., and MILLER, M.G., 1994. Major Faults, Stratigraphy, and Identity of Quesnellia in Washington and Adjacent British Columbia. Washington Division of Geology and Earth Resources Bulletin 80, p. 49-71.

        o CROWN, 2003. Initial Plan of Operations, Buckhorn Mt. Project. Submitted to USDA Forest Service and Washington State Department of Ecology, 85 p.

        o GSR, 1993. Grade Assignment Parameters for Battle Mountain Gold Company Crown Jewel Project. Unpublished, GeoSolution Resources Inc., 9 p.

        o HICKEY, R.J. III, 1992. The Buckhorn Mountain (Crown Jewel) Gold Skarn Deposit, Okanogan County, Washington. Economic Geology, 87, p. 125-141.

        o JAA, 1990. Preliminary Ore Reserve Assessment and Ultimate Pit Design for the Buckhorn Mountain Gold Project, Okanogan County, Washington. Unpublished, James Askew Associates Inc., 44 p.

        o JOHNSON, S.D., 1992. The Crown Jewel Deposit Reserve Report. Unpublished BMG internal report, 58 p.

        o JONES, D.J., 1992. Preliminary Geology and Exploration Potential of the Crown Jewel Project, Okanogan County, Washington. Unpublished BMG internal report. 26 p.

        o MEINERT, L.D., 1989. Gold Skarn Deposits - Geology and Exploration Criteria. Economic Geology Monograph 6, p. 537-552.

        o MGC and MRA, 1992. Review and Audit of Reserves, Crown Jewel Project, Chesaw, Washington. Unpublished, Magee Geological Consulting and Mine Reserve Associates Inc., 20 p.

        o MGC and MRA, 1993. Evaluation of Underground Mining, Crown Jewel Gold Deposit, Okanogan County, Washington. Unpublished, Magee Geological Consulting and Mine Reserve Associates Inc., 24 p.

        o MOEN, W.S., 1980. Myers Creek and Wauconda Mining Districts of Northeastern Okanogan County, Washington. Washington Division of Geology and Earth Resources Bulletin 73, 96 p.

        o MRA, 2000. Underground Mining Scoping Study, Crown Jewel Project, Okanogan County, Washington. Unpublished, Mine Reserve Associates Inc., 42 p.

        o NEAL, W.S. and STILES, C.A., 1995. Exploration of the Crown Jewel Gold Deposit, Okanogan County, Washington. Presentation to the Northwest Mining


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                         Page 139
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------

                Association annual meeting and convention, Spokane, Washington, December 1995, 10 p.

        o NEAL, W.S., 2003. Sampling Procedures for 2002-03 Southwest Zone Drilling, Buckhorn Mt. Project. Unpublished Crown Resources internal report, 7 p.

        o OLSON, B., 1992. Metallurgy of the Crown Jewel Deposit (Abridged Appendices). Unpublished BMG internal report, 28 p.

        o RAY, G.E. and DAWSON, G.L., 1994. The Geology and Mineral Deposits of the Hedley Gold Skarn District, Southern British Columbia. B.C. Geological Survey Branch Bulletin 87, 89p.

        o SCHUMACHER, P., 1994. Mine Planning and Reserve Report, Crown Jewel Project, Okanogan County, Washington. Unpublished BMG internal report, 21 p.

        o SCHURER, V.C. and FUCHS, W.A, 1990. Ore Mineralogy of Selected Metallurgical Samples from the Crown Jewel Project, Washington. Unpublished, Schurer & Fuchs, 12p.

        o SCHURER, V.C. and FUCHS, W.A, 1992. Ore Mineralogy of Selected Metallurgical Samples from the Southern Extension, Crown Jewel Project, Washington. Unpublished, Schurer & Fuchs, 6p.

        o STILES, C.A., JONES, D.M., NEAL, W.S., TRUCKLE, D.M., PENICK, M.J., and SENTER, L.E., 1994. Economic Geology of the Crown Jewel Gold Skarn Deposit, Okanogan County, Washington. Unpublished BMG internal report, 10 p.

        o STOFFEL, K.L., JOSEPH, N.L., WAGGONER, S.Z., GULICK, C.W., KOROSEC, M.A., and BUNNING, B.B., 1991. Geologic Map of Washington - Northeast Quadrant. Washington Division of Geology and Earth Resources Geologic Map GM-39, 3 sheets and 36 p.

        o WADOE and FOREST SERVICE, 1997. Final Environmental Impact Statement, Crown Jewel Mine, Okanogan County, Washington. TerraMatrix Engineering and Environmental Services.

        o WINTER, J.F., 2003. Final Report, Crown Jewel Project Area Reclamation, 2002 Field Activities. Unpublished Newmont internal report, 24 p.



--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------





                                   APPENDIX A

                       GEOLOGY, RESOURCES & RESERVES DATA











--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-1
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


                                  APPENDIX A-1


                       LIST OF MINE SITE AND MILL CLAIMS
                           BUCKHORN MOUNTAIN PROJECT



















--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-2
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
GD 3                    75        2392      92         598           106383
GD 4                    75        2393                               106384
GD 5                    75        2394                               106385
GD 6                    92         592                               134687
GD 7                    75        2395      92         599           106386
GD 8                    75        2396                               106387
GD 9                    75        2397      92         600           106388
GD 11                   75        2399      92         601           106390
GD 13                   75        2401      92         602           106392
GD 15                   75        2403      92         603           106394
GD 17                   75        2405      92         604           106396
GD 19                   75        2407      92         606           106398
GD 21                   75        2409      92         607           106400
GD 23                   75        2411      92         608           106402
GD 25                   75        2413      92         609           106404
GD 32                   77        1408                               110084
Tex 6                   75        2189                               106411
Tex 7                   75        2190                               106412
Roo 1                   75        2204      92         610           106426
Roo 3                   75        2206      92         612           106428
Roo 5                   92         594                               134689
Roo 7                   75        2210                               106432
Roo 9                   75        2212                               106434
Roo 12                  75        2215                               106437
Roo 13                  75        2216                               106438
Roo 15                  85         562                               128360
Roo 16                  85         564                               128361
Roo 18                  85         568                               128363
Roo 19                  85         570                               128364
Gap 2                   77        2795                               109518
Gap 3                   77        2797                               109519
Gap 4                   77        2799                               109520
Gap 5                   77        2801                               109521
Gap 6                   77        2803      92         614           109522
MAG 5                   92         540                               134635
MAG 6                   92         541                               134636
MAG 7                   92         542     155        2819           134637
MAG 8                   92         543                               134638
MAG 9                   92         544     155        2820           134639
MAG 10                  92         545                               134640
MAG 11                  92         546     155        2821           134641
MAG 12                  92         547                               134642
MAG 13                  92         548                               134643
MAG 14                  92         550                               134645
MAG 14 Fraction         92         551                               134646
MAG 15                  92         552                               134647
MAG 16                  92         553                               134648
MAG 17                  92         554                               134649
MAG 18                  92         555                               134650


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-3
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
MAG 19                  92        556                                134651
MAG 20                  92        557                                134652
MAG 20 Fraction         92        558                                134653
MAG 21                  92        559                                134654
MAG 22                  92        560                                134655
MAG 23                  92        561                                134656
MAG 24                  92        562                                134657
MAG 25                  92        563                                134658
MAG 26                  92        564                                134659
MAG 27                  92        565                                134660
MAG 28                  92        566                                134661
MAG 29                  92        567                                134662
MAG 30                  92        568       95         3620          134663
MAG 31                  92        569       95         3621          134664
MAG 32                  92        570       95         3622          134665
MAG 33                  92        571       95         3623          134666
MAG 34                  92        572       95         3624          134667
MAG 35                  92        573       95         3625          134668
MAG 36                  92        574       95         3626          134669
MAG 37                  92        575       95         3627          134670
MAG 38                  92        576       95         3628          134671
MAG 39                  92        577       95         3629          134672
MAG 40                  92        578       95         3630          134673
MAG 41                  92        579       95         3631          134674
MAG 42                  92        580       95         3632          134675
MAG 43                  92        581                                134676
MAG 44                  92        582       98         437           134677
MAG 45                  92        583       98         438           134678
MAG 46                  92        584       98         439           134679
MAG 47                  92        585       98         440           134680
MAG 48R                 Doc.#     3017475                            154996
MAG 49R                 Doc.#     3017476                            154997
MAG 50                  92        588                                134683
MAG 51                  92        589       95         3633          134684
MAG 52                  92        590       95         3634          134685
MAG 53                  92        591       95         3635          134686
Katie 1                 104       0717                               144759
JR 6                    123       2568                               147550
JR 8                    123       2570                               147552
JR 9                    123       2571                               147553
JR 10                   123       2572                               147554
JR 11                   123       2573                               147555
JR 12                   123       2574                               147556
JR 13                   123       2575                               147557
JR 14                   123       2576                               147558
JR 15                   123       2577                               147559
JR 16                   123       2578                               147560
JR 17                   123       2579                               147561
JR 18                   123       2580                               147562
JR 19                   123       2581                               147563


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-4
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
JR 20                   123       2582                               147564
JR 21                   123       2583                               147565
JR 22*                  123       2584                               147566
JR 23*                  123       2585                               147567
CJ 2                    106       1597                               145441
CJ 5                    106       1600                               145444
CJ 6                    106       1601                               145445
CJ 7                    106       1602                               145446
CJ 8                    106       1603                               145447
CJ 9                    106       1604                               145448
CJ 10                   106       1605                               145449
CJ 11                   106       1606                               145450
CJ 12                   106       1607                               145451
CJ 13                   106       1608                               145452
CJ 14                   106       1609                               145453
CJ 15                   106       1610                               145454
CJ 16                   106       1611                               145455
CJ 17                   106       1612                               145456
CJ 18                   106       1613                               145457
CJ 19                   106       1614                               145458
CJ 20                   106       1615                               145459
CJ 21                   106       1616                               145460
CJ 22                   106       1617                               145461
CJ 23                   106       1618                               145462
CJ 24                   106       1619                               145463
CJ 25                   106       1620                               145464
CJ 26                   106       1621                               145465
CJ 27                   106       1622                               145466
CJ 28                   106       1623                               145467
CJ 29                   106       1624                               145468
CJ 30                   106       1625                               145469
CJ 31                   106       1626                               145470
CJ 32                   106       1627                               145471
CJ 33                   106       1628                               145472
CJ 34                   106       1629                               145473
CJ 35                   106       1630                               145474
CJ 36                   106       1631                               145475
CJ 37                   106       1632                               145476
CJ 38                   106       1633                               145477
CJ 39                   106       1634                               145478
CJ 40                   106       1635                               145479
CJ 41                   106       1636                               145480
CJ 42                   106       1637                               145481
CJ 43                   106       1638                               145482
CJ 45                   106       1640                               145484
CJ 46                   106       1641                               145485
CJ 47                   106       1642                               145486
CJ 48                   106       1643                               145487
CJ 49                   106       1644                               145488
CJ 50                   106       1645                               145489


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-5
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
CJ 51                  106        1646                               145490
CJ 52                  106        1647                               145491
CJ 53                  106        1648                               145492
CJ 54                  106        1649                               145493
CJ 55                  106        1650                               145494
CJ 56                  106        1651                               145495
CJ 57                  106        1652                               145496
CJ 58                  106        1653                               145497
CJ 59                  106        1654                               145498
CJ 60                  106        1655                               145499
CJ 61                  106        1656                               145500
CJ 81                  106        1676                               145520
CJ 103                 106        1698                               145542
CJ 113                 106        2531      123        2720          145552
CJ 116                 106        2534                               145555
CJ 117                 106        2535                               145556
CJ 122                 Doc.#     3012493                             154587
CJ 123                 Doc.#     3012494                             154588
CJ 124                 Doc.#     3012495                             154589
CJ 125                 Doc.#     3012496                             154590
CJ 126                 Doc.#     3012497                             154591
CJ 127                 Doc.#     3012498                             154592
CJ 128                 Doc.#     3012499                             154593
CJ 129                 Doc.#     3012500                             154594
CJ 130                 Doc.#     3012501                             154595
CJ 131                 Doc.#     3012502                             154596
CJ 148                 Doc.#     3012511                             154605
CJ 149                 Doc.#     3012512                             154606
CJ 150                 Doc.#     3012513                             154607
CJ 164                 Doc.#     3012527                             154621
CJ 165                 Doc.#     3012528                             154622
CJ 166                 Doc.#     3012529                             154623
CJ 167                 Doc.#     3012530                             154624
CJ 176                 Doc.#     3012539                             154633
ARNO 1                  19          259A    77         2859           28800
BM #18 Lode             47          1452                              66526
BM #19 Lode             47          1453                              66527
BM #20 Lode             47          1454                              66528
BM #21 Lode             47          1455                              66529
BM #22 Lode             47          1456                              66530
BM #23 Lode             47          1457                              66531
BM #24 Lode             47          1458                              66532
BM #25 Lode             47          1459                              66533
KG 43 Lode              74          1652                             104710
KG 44 Lode              74          1653                             104711
KG 45 Lode              74          1654                             104712
KG 46 Lode              133         2492                             149668
KG 47 Lode              133         2493                             149669
KG 48 Lode              133         2494                             149670

--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-6
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


1. The following 103 unpatented lode mining claims situated in Sections 1, 13, 14, 23, 24, 25 & 26, Township 40 North, Range 30 East, W.M. and Sections 6 & 7, Township 40 North, Range 31 East, W.M. owned by CROWN RESOURCE CORP. OF COLORADO.

================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
GD 3                    75        2392      92         598           106383
GD 4                    75        2393                               106384
GD 5                    75        2394                               106385
GD 6                    92        592                                134687
GD 7                    75        2395      92         599           106386
GD 8                    75        2396                               106387
GD 9                    75        2397      92         600           106388
GD 11                   75        2399      92         601           106390
GD 13                   75        2401      92         602           106392
GD 15                   75        2403      92         603           106394
GD 17                   75        2405      92         604           106396
GD 19                   75        2407      92         606           106398
GD 21                   75        2409      92         607           106400
GD 23                   75        2411      92         608           106402
GD 25                   75        2413      92         609           106404
GD 32                   77        1408                               110084
Tex 6                   75        2189                               106411
Tex 7                   75        2190                               106412
Roo 1                   75        2204      92         610           106426
Roo 3                   75        2206      92         612           106428
Roo 5                   92         594                                134689
Roo 7                   75        2210                               106432
Roo 9                   75        2212                               106434
Roo 12                  75        2215                               106437
Roo 13                  75        2216                               106438
Roo 15                  85         562                               128360



--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-7
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
Roo 16                  85         564                               128361
Roo 18                  85         568                               128363
Roo 19                  85         570                               128364
Gap 2                   77        2795                               109518
Gap 3                   77        2797                               109519
Gap 4                   77        2799                               109520
Gap 5                   77        2801                               109521
Gap 6                   77        2803      92         614           109522
MAG 5                   92         540                               134635
MAG 6                   92         541                               134636
MAG 7                   92         542     155        2819           134637
MAG 8                   92         543                               134638
MAG 9                   92         544     155        2820           134639
MAG 10                  92         545                               134640
MAG 11                  92         546     155        2821           134641
MAG 12                  92         547                               134642
MAG 13                  92         548                               134643
MAG 14                  92         550                               134645
MAG 14 Fraction         92         551                               134646
MAG 15                  92         552                               134647
MAG 16                  92         553                               134648
MAG 17                  92         554                               134649
MAG 18                  92         555                               134650
MAG 19                  92         556                               134651
MAG 20                  92         557                               134652
MAG 20 Fraction         92         558                               134653
MAG 21                  92         559                               134654
MAG 22                  92         560                               134655
MAG 23                  92         561                               134656


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-8
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
MAG 24                  92         562                               134657
MAG 25                  92         563                               134658
MAG 26                  92         564                               134659
MAG 27                  92         565                               134660
MAG 28                  92         566                               134661
MAG 29                  92         567                               134662
MAG 30                  92         568      95        3620          134663
MAG 31                  92         569      95        3621           134664
MAG 32                  92         570      95        3622           134665
MAG 33                  92         571      95        3623           134666
MAG 34                  92         572      95        3624           134667
MAG 35                  92         573      95        3625           134668
MAG 36                  92         574      95        3626           134669
MAG 37                  92         575      95        3627           134670
MAG 38                  92         576      95        3628           134671
MAG 39                  92         577      95        3629           134672
MAG 40                  92         578      95        3630           134673
MAG 41                  92         579      95        3631           134674
MAG 42                  92         580      95        3632           134675
MAG 43                  92         581                               134676
MAG 44                  92         582      98         437           134677
MAG 45                  92         583      98         438           134678
MAG 46                  92         584      98         439           134679
MAG 47                  92         585      98         440           134680
MAG 48R                 Doc.#  3017475                               154996
MAG 49R                 Doc.#  3017476                               154997
MAG 50                  92         588                               134683
MAG 51                  92         589      95        3633           134684
MAG 52                  92         590      95        3634           134685


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A1-9
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
GD 3                    75        2392      92         598           106383

MAG 53                  92         591      95        3635           134686
Katie 1                104        0717                               144759
JR 6                   123        2568                               147550
JR 8                   123        2570                               147552
JR 9                   123        2571                               147553
JR 10                  123        2572                               147554
JR 11                  123        2573                               147555
JR 12                  123        2574                               147556
JR 13                  123        2575                               147557
JR 14                  123        2576                               147558
JR 15                  123        2577                               147559
JR 16                  123        2578                               147560
JR 17                  123        2579                               147561
JR 18                  123        2580                               147562
JR 19                  123        2581                               147563
JR 20                  123        2582                               147564
JR 21                  123        2583                               147565
JR 22*                 123        2584                               147566
JR 23*                 123        2585                               147567

        *Subject to third party rights.



--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                       Page A1-10
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


2. The following 34 unpatented mill site claims situated in Sections 13, 24 & 25, Township 40 North, Range 30 East, W.M. and Sections 18 and 19, Township 40 North, Range 31 East, W.M. owned by CROWN RESOURCE CORP. OF COLORADO.

================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
CJ 2                   106        1597                               145441
CJ 6                   106        1601                               145445
CJ 7                   106        1602                               145446
CJ 8                   106        1603                               145447
CJ 14                  106        1609                               145453
CJ 15                  106        1610                               145454
CJ 21                  106        1616                               145460
CJ 22                  106        1617                               145461
CJ 28                  106        1623                               145467
CJ 29                  106        1624                               145468
CJ 34                  106        1629                               145473
CJ 35                  106        1630                               145474
CJ 36                  106        1631                               145475
CJ 37                  106        1632                               145476
CJ 38                  106        1633                               145477
CJ 40                  106        1635                               145479
CJ 41                  106        1636                               145480
CJ 42                  106        1637                               145481
CJ 43                  106        1638                               145482
CJ 45                  106        1640                               145484
CJ 46                  106        1641                               145485
CJ 47                  106        1642                               145486
CJ 48                  106        1643                               145487
CJ 49                  106        1644                               145488
CJ 50                  106        1645                               145489
CJ 51                  106        1646                               145490


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                       Page A1-11
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------


================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
CJ 2                   106        1597                               145441
CJ 52                  106        1647                               145491
CJ 53                  106        1648                               145492
CJ 54                  106        1649                               145493
CJ 55                  106        1650                               145494
CJ 116                 106        2534                               145555
CJ 148                 Doc.#   3012511                               154605
CJ 149                 Doc.#   3012512                               154606
CJ 150                 Doc.#   3012513                               154607

3. The following 15 unpatented mining claims, situated in Sections 23-26, 34-36, Township 40 North, Range 30 East, W.M.OWNED BY CROWN RESOURCES CORPORATION.

================================================================================
CLAIM NAME             OKANOGAN COUNTY         AMENDED              BLM ORMC
                       BOOK       PAGE     BOOK       PAGE        SERIAL NUMBER
================================================================================
CJ 2                   106        1597                               145441
ARNO 1                  19        259A      77         2859           28800
BM #18 Lode             47        1452                                66526
BM #19 Lode             47        1453                                66527
BM #20 Lode             47        1454                                66528
BM #21 Lode             47        1455                                66529
BM #22 Lode             47        1456                                66530
BM #23 Lode             47        1457                                66531
BM #24 Lode             47        1458                                66532
BM #25 Lode             47        1459                                66533
KG 43 Lode              74        1652                               104710
KG 44 Lode              74        1653                               104711
KG 45 Lode              74        1654                               104712
KG 46 Lode             133        2492                               149668
KG 47 Lode             133        2493                               149669
KG 48 Lode             133        2494                               149670

OWNERSHIP INFORMATION:     CROWN RESOURCE CORP. OF COLORADO
                           C/O CROWN RESOURCES CORPORATION
                           4251 KIPLING STREET, SUITE 390
                           WHEAT RIDGE, COLORADO,  80033


--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

Crown Resources                                                        Page A2-1
Buckhorn Mountain Project                                       Technical Report
--------------------------------------------------------------------------------




                                  APPENDIX A-2


                            STILES GEOLOGICAL REPORT














--------------------------------------------------------------------------------
SRK Consulting                                                     December 2003
S:\149401 Buckhorn Mtn\report\report (v014)kinross.doc    SRk Project No. 149401

                                  APPENDIX A-3


                 LIST OF DRILLHOLES USED FOR RESOURCE MODELING

Crown Resources                                                       Page A3-2
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
90-230           4406.25      6076.81      5334.50        600.00      RC         GOLDBOWL
90-231           4401.38      6177.69      5349.30        500.00      RC         GOLDBOWL
90-232           5408.75      6204.19      5211.90        500.00      RC         GOLDBOWL
90-233           4882.88      7485.19      5147.80        455.00      RC         GOLDBOWL
90-234           5067.13      7699.69      5095.70        725.00      RC         GOLDBOWL
90-235           4979.38      7494.50      5110.90        745.00      RC         GOLDBOWL
90-236           5540.25      6859.00      5009.10        505.00      RC         GOLDBOWL
90-237           5539.25      6805.38      5015.50        525.00      RC         GOLDBOWL
90-238           5485.25      6852.38      5015.10        500.00      RC         GOLDBOWL
90-239           5494.38      6750.88      5025.00        565.00      RC         GOLDBOWL
90-240           5388.63      6850.88      5018.90        485.00      RC         GOLDBOWL
90-241           5242.63      6957.63      5018.60        545.00      RC         GOLDBOWL
90-242           4874.25      7596.63      5147.30        685.00      RC         GOLDBOWL
90-243           4970.00      7699.69      5122.80        570.00      RC         GOLDBOWL
90-244           4404.25      5981.88      5330.00        400.00      RC         GOLDBOWL
90-245           5552.25      6713.50      5025.80        485.00      RC         GOLDBOWL
90-246           5205.50      6848.19      5052.20        500.00      RC         GOLDBOWL
90-247           5434.88      6805.69      5021.60        465.00      RC         GOLDBOWL
90-248           5239.63      6798.81      5052.70        585.00      RC         GOLDBOWL
90-249           5552.13      6667.38      5032.80        600.00      RC         GOLDBOWL
90-250           5246.75      6744.63      5057.90        565.00      RC         GOLDBOWL
90-251           5337.63      6749.81      5037.60        500.00      RC         GOLDBOWL
90-252           5147.25      6834.88      5065.00        625.00      RC         GOLDBOWL
90-253           5283.88      6755.81      5046.10        500.00      RC         GOLDBOWL
90-254           5149.00      6754.88      5079.60        700.00      RC         GOLDBOWL
90-255           5341.00      6662.63      5059.00        560.00      RC         GOLDBOWL
90-256           5045.63      6840.00      5065.90        550.00      RC         GOLDBOWL
90-257           5239.38      6648.38      5080.50        430.00      RC         GOLDBOWL
90-258           5143.75      6648.50      5100.50        535.00      RC         GOLDBOWL
90-259           5444.50      6758.88      5027.00        520.00      RC         GOLDBOWL
90-260           5048.25      6740.88      5102.10        525.00      RC         GOLDBOWL
90-261           5396.75      6756.19      5030.90        505.00      RC         GOLDBOWL
90-262           5095.88      6394.63      5178.00        220.00      RC         GOLDBOWL
90-263           5326.25      6807.50      5028.50        505.00      RC         GOLDBOWL
90-264           5048.75      6390.13      5184.70        400.00      RC         GOLDBOWL
90-265           5292.63      6849.38      5028.60        505.00      RC         GOLDBOWL
90-266           5097.63      6345.31      5190.40        400.00      RC         GOLDBOWL
90-267           5643.13      6856.81      4998.40        415.00      RC         GOLDBOWL
90-268           5148.75      6345.88      5189.40        400.00      RC         GOLDBOWL
90-269           5049.88      6649.13      5122.30        675.00      RC         GOLDBOWL
90-270           5686.13      7092.63      4951.00        450.00      RC         GOLDBOWL
90-271           5153.00      6542.31      5124.90        565.00      RC         GOLDBOWL
90-272           5538.88      7144.00      4974.60        455.00      RC         GOLDBOWL
90-273           5095.50      6448.00      5164.30        185.00      RC         GOLDBOWL
90-274           5288.88      7055.38      4998.60        245.00      RC         GOLDBOWL
90-275           5049.38      6481.88      5163.00        185.00      RC         GOLDBOWL
90-276           5188.00      7058.31      5007.90        540.00      RC         GOLDBOWL
90-277           5247.75      6447.31      5142.30        385.00      RC         GOLDBOWL
90-278           5129.50      7046.88      5020.30        560.00      RC         GOLDBOWL
90-279           5251.88      6509.31      5121.80        350.00      RC         GOLDBOWL
90-280           5083.63      7040.81      5030.40        540.00      RC         GOLDBOWL
90-281           5154.63      6451.38      5148.70        285.00      RC         GOLDBOWL
90-282           5026.63      7045.88      5054.00        500.00      RC         GOLDBOWL
90-283           4945.50      6541.81      5158.90        185.00      RC         GOLDBOWL
90-284           5229.13      7057.19      5000.40        540.00      RC         GOLDBOWL
90-285           4993.00      6523.63      5158.60        165.00      RC         GOLDBOWL
90-286           5124.50      7152.50      5029.70        595.00      RC         GOLDBOWL

--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-3
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
90-287           5252.38      6396.69      5164.00        325.00      RC         GOLDBOWL
90-288           5286.50      6951.00      5012.30        500.00      RC         GOLDBOWL
90-289           5000.00      6446.88      5179.70        715.00      RC         GOLDBOWL
90-290           5234.00      6997.00      5011.80        570.00      RC         GOLDBOWL
90-291           4943.25      6491.50      5174.10        185.00      RC         GOLDBOWL
90-292           5009.88      6339.38      5201.80        225.00      RC         GOLDBOWL
90-293           4941.88      6445.13      5189.60        200.00      RC         GOLDBOWL
90-294           4965.63      6388.63      5198.00        180.00      RC         GOLDBOWL
90-295           5249.75      6343.88      5184.30        405.00      RC         GOLDBOWL
90-296           5033.25      7193.13      5071.80        540.00      RC         GOLDBOWL
90-297           5198.25      6348.38      5187.30        385.00      RC         GOLDBOWL
90-298           5093.25      6934.31      5038.00        485.00      RC         GOLDBOWL
90-299           5055.75      6355.19      5191.00        300.00      RC         GOLDBOWL
90-300           5083.25      7139.31      5041.30        585.00      RC         GOLDBOWL
90-301           5048.25      6288.81      5207.20        345.00      RC         GOLDBOWL
90-302           5043.00      7091.00      5053.60        565.00      RC         GOLDBOWL
90-303           5138.88      6945.31      5037.00        590.00      RC         GOLDBOWL
90-304           4973.25      7241.31      5096.80        525.00      RC         GOLDBOWL
90-305           5196.38      6931.69      5036.00        600.00      RC         GOLDBOWL
90-306           5237.75      6899.63      5035.90        585.00      RC         GOLDBOWL
90-307           5147.25      6995.38      5020.70        625.00      RC         GOLDBOWL
90-308           4858.13      6237.88      5242.60        365.00      RC         GOLDBOWL
90-309           5033.50      6926.63      5043.40        400.00      RC         GOLDBOWL
90-310           4933.63      6341.81      5212.00        250.00      RC         GOLDBOWL
90-311           5162.75      6495.81      5136.00        325.00      RC         GOLDBOWL
90-312           5095.00      6540.50      5137.50        405.00      RC         GOLDBOWL
90-313           5143.88      6589.13      5113.80        500.00      RC         GOLDBOWL
90-314           5201.00      6546.31      5114.00        500.00      RC         GOLDBOWL
90-315           4786.13      7586.31      5180.30        485.00      RC         GOLDBOWL
90-316           5103.75      6142.63      5260.40        565.00      RC         GOLDBOWL
90-317           5002.25      5597.00      5420.40        645.00      RC         SWZONE
90-318           4932.13      5691.38      5423.00        625.00      RC         SWZONE
90-319           3915.75      5446.88      5459.30        645.00      RC         SWZONE
90-320           3911.25      5553.63      5469.30        545.00      RC         SWZONE
90-321           4784.25      7193.00      5146.20        200.00      RC         GOLDBOWL
90-322           4789.75      7093.19      5142.00        300.00      RC         GOLDBOWL
90-323           5016.38      7297.19      5086.30        600.00      RC         GOLDBOWL
90-324           4937.75      7226.88      5105.10        425.00      RC         GOLDBOWL
90-325           4788.25      7486.63      5174.10        545.00      RC         GOLDBOWL
90-326           4949.25      6195.50      5245.30        400.00      RC         GOLDBOWL
90-327           4894.75      6036.00      5317.90        420.00      RC         GOLDBOWL
90-328           5050.50      6243.00      5222.10        445.00      RC         GOLDBOWL
90-329           5007.88      6242.50      5225.60        400.00      RC         GOLDBOWL
90-330           4941.50      6282.69      5220.60        345.00      RC         GOLDBOWL
90-331           5259.75      6146.81      5255.20        555.00      RC         GOLDBOWL
90-332           5337.63      7250.19      4994.00        525.00      RC         GOLDBOWL
90-333           5348.00      6951.19      5008.20        480.00      RC         GOLDBOWL
90-334           5240.50      7245.38      5008.40        600.00      RC         GOLDBOWL
90-335           5224.00      7351.50      5027.10        600.00      RC         GOLDBOWL
90-336           4951.38      6239.88      5228.30        385.00      RC         GOLDBOWL
90-337           5342.75      6691.88      5049.30        500.00      RC         GOLDBOWL
90-338           5235.25      6680.69      5074.50        600.00      RC         GOLDBOWL
90-339           5287.25      6644.81      5074.00        545.00      RC         GOLDBOWL
90-340           5184.00      6655.13      5090.50        745.00      RC         GOLDBOWL
90-341           4417.13      5581.63      5462.30        545.00      RC         SWZONE
90-342           4923.75      5203.63      5427.90        545.00      RC         SWZONE
90-343           5122.88      5099.88      5303.10        605.00      RC         SWZONE
HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH      TYPE       ZONE

--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-4
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
90-344           5519.00      5484.31      5192.50        805.00      RC         SWZONE
90-345           5706.63      6107.69      5106.20        585.00      RC         GOLDBOWL
90-346           5128.38      7345.81      5054.20        860.00      RC         GOLDBOWL
90-347           5274.88      7354.50      5017.20        565.00      RC         GOLDBOWL
90-348           4680.75      7171.38      5183.20        245.00      RC         GOLDBOWL
90-349           5179.25      7341.38      5038.50        655.00      RC         GOLDBOWL
90-350           5127.50      7271.81      5045.30        645.00      RC         GOLDBOWL
90-351           5805.75      6313.50      5058.90        385.00      RC         GOLDBOWL
90-352           5898.38      6513.38      4993.20        360.00      RC         GOLDBOWL
90-353           6186.00      6721.38      4904.40        365.00      RC         GOLDBOWL
90-354           4608.25      5682.81      5460.70        545.00      RC         SWZONE
90-355           4730.75      5687.13      5464.40        670.00      RC         SWZONE
90-356           5156.50      6030.88      5285.60        545.00      RC         GOLDBOWL
90-357           5116.63      5489.63      5340.60        585.00      RC         SWZONE
90-358           4995.25      6042.13      5306.40        565.00      RC         GOLDBOWL
90-359           4123.63      5465.38      5458.50        625.00      RC         SWZONE
90-360           4026.38      5570.69      5472.40        645.00      RC         SWZONE
90-361           3698.75      4473.63      5448.20        315.00      RC         OTHER
90-363           5076.25      7346.69      5070.40        440.00      RC         GOLDBOWL
90-364           5061.75      7905.31      5158.90        720.00      RC         GOLDBOWL
90-365           4656.38      7879.38      5237.00        680.00      RC         GOLDBOWL
90-366           4469.25      7879.31      5292.40        785.00      RC         GOLDBOWL
90-367           5462.75      7591.31      5008.30        550.00      RC         GOLDBOWL
90-368           5365.25      7588.81      5025.10        585.00      RC         GOLDBOWL
90-369           5348.25      8485.88      5331.80        1000.00     RC         OTHER
90-370           4322.13      5765.00      5410.00        250.00      RC         SWZONE
90-371           4313.75      5567.38      5462.20        545.00      RC         SWZONE
90-372           4833.75      5682.69      5462.10        685.00      RC         SWZONE
90-373           4918.38      5588.31      5454.50        745.00      RC         SWZONE
90-374           4931.25      5388.19      5446.40        745.00      RC         SWZONE
90-375           4013.38      5460.69      5468.50        510.00      RC         SWZONE
90-376           3927.75      5661.38      5469.40        745.00      RC         SWZONE
90-377           4198.75      5595.19      5444.70        255.00      RC         SWZONE
90-378           4204.13      5602.19      5444.30        725.00      RC         SWZONE
90-379           3935.75      5365.13      5460.20        705.00      RC         SWZONE
90-380           5423.63      5492.69      5224.20        685.00      RC         SWZONE
90-384           5114.75      5296.31      5341.50        600.00      RC         SWZONE
90-385           4322.88      5380.00      5524.50        760.00      RC         SWZONE
90-386           5694.75      6200.13      5109.40        665.00      RC         GOLDBOWL
90-387           5796.63      6410.50      5043.40        360.00      RC         GOLDBOWL
90-388           5606.25      6006.88      5144.50        645.00      RC         GOLDBOWL
90-389           5321.38      5098.81      5228.70        705.00      RC         SWZONE
90-390           5603.13      5810.38      5172.60        700.00      RC         SWZONE
90-393           4224.25      5477.38      5478.60        250.00      RC         SWZONE
90-394           4512.75      5575.50      5481.10        500.00      RC         SWZONE
90-395           4426.50      5478.13      5513.10        500.00      RC         SWZONE
90-396           4206.75      5871.19      5396.00        250.00      RC         SWZONE
90-397           4407.00      5874.63      5354.30        260.00      RC         SWZONE
90-398           4618.25      5882.81      5348.20        300.00      RC         SWZONE
90-399           5165.88      7597.50      5066.10        360.00      RC         GOLDBOWL
90-400           5572.25      7511.00      4993.20        25.00       RC         GOLDBOWL
90-401           4614.75      5355.81      5562.20        845.00      RC         SWZONE
90-402           5564.50      7510.13      4993.00        520.00      RC         GOLDBOWL
90-403           4825.38      5496.81      5502.40        225.00      RC         SWZONE
90-404           4819.88      5503.81      5502.30        720.00      RC         SWZONE
90-405           4112.25      5764.69      5438.70        250.00      RC         SWZONE
90-406           4520.38      5768.69      5397.60        520.00      RC         SWZONE


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-5
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
90-407           4330.25      5046.69      5598.90        1005.00     RC         SWZONE
90-415           4619.13      5582.69      5507.00        685.00      RC         SWZONE
90-416           4419.75      5668.69      5432.80        565.00      RC         SWZONE
90-417           4123.63      5369.31      5476.30        520.00      RC         SWZONE
90-418           4631.50      5483.69      5532.70        625.00      RC         SWZONE
90-419           4538.88      5380.81      5566.30        605.00      RC         SWZONE
90-420           4452.25      5205.19      5570.20        600.00      RC         SWZONE
90-421           4663.25      4743.00      5457.80        575.00      RC         SWZONE
90-422           3683.75      4448.31      5448.50        585.00      RC         OTHER
91-431           5114.50      5592.19      5340.00        660.00      RC         SWZONE
91-432           5119.63      5406.38      5344.80        500.00      RC         SWZONE
91-437           4717.75      5877.19      5365.60        600.00      RC         SWZONE
91-438           4095.88      5656.31      5455.70        500.00      RC         SWZONE
91-439           4004.75      5766.13      5448.60        475.00      RC         SWZONE
91-440           3890.88      5773.13      5460.40        600.00      RC         SWZONE
91-441           5319.13      5504.88      5259.80        560.00      RC         SWZONE
91-442           5028.50      5077.63      5353.10        500.00      RC         SWZONE
91-443           4386.38      6780.00      5310.20        600.00      RC         GOLDBOWL
91-444           4518.38      5881.31      5336.50        425.00      RC         SWZONE
91-445           4322.13      5861.69      5386.30        525.00      RC         SWZONE
91-446           4419.00      5759.19      5392.40        180.00      RC         SWZONE
91-447           4393.75      5760.13      5391.30        500.00      RC         SWZONE
91-448           4129.13      5856.88      5412.80        600.00      RC         SWZONE
91-449           4224.75      5771.13      5430.70        500.00      RC         SWZONE
91-450           5006.75      5497.38      5416.30        500.00      RC         SWZONE
91-452           4614.25      5767.13      5414.30        500.00      RC         SWZONE
91-454           5023.50      5294.50      5383.20        500.00      RC         SWZONE
91-455           5609.38      6207.81      5141.90        550.00      RC         GOLDBOWL
91-456           5496.75      6501.38      5081.90        640.00      RC         GOLDBOWL
91-457           5695.00      6500.63      5037.90        325.00      RC         GOLDBOWL
91-458           4880.00      7618.63      5146.20        205.00      RC         GOLDBOWL
91-459           4882.50      7005.69      5104.50        350.00      RC         GOLDBOWL
91-460           4668.38      7689.31      5219.20        700.00      RC         GOLDBOWL
91-461           4785.25      7390.50      5164.90        600.00      RC         GOLDBOWL
91-462           4348.38      4382.13      5504.30        715.00      RC         OTHER
91-463           4449.00      4579.81      5527.70        720.00      RC         OTHER
91-464           4531.75      4788.81      5536.30        695.00      RC         SWZONE
91-465           4540.00      4975.38      5550.70        730.00      RC         SWZONE
91-466           4624.63      5087.19      5544.20        710.00      RC         SWZONE
91-467           4718.75      5191.69      5520.00        700.00      RC         SWZONE
91-468           4620.88      4887.13      5510.10        660.00      RC         SWZONE
91-469           4143.25      4572.13      5567.50        780.00      RC         OTHER
91-470           4603.63      7795.19      5239.30        750.00      RC         GOLDBOWL
91-471           5190.25      7809.00      5093.50        700.00      RC         GOLDBOWL
91-472           4967.75      7797.81      5143.90        775.00      RC         GOLDBOWL
91-473           4774.75      7808.88      5192.00        780.00      RC         GOLDBOWL
91-474           4526.75      5272.13      5571.10        650.00      RC         SWZONE
91-475           4901.63      5083.69      5412.00        650.00      RC         SWZONE
91-476           3974.88      5664.81      5467.30        400.00      RC         SWZONE
91-477           3711.75      5461.13      5425.60        400.00      RC         SWZONE
91-478           3718.75      5359.50      5406.00        400.00      RC         SWZONE
91-479           4520.63      5688.19      5436.00        540.00      RC         SWZONE
91-480           3816.25      5458.81      5436.60        500.00      RC         SWZONE
91-481           4832.50      4899.88      5411.80        640.00      RC         SWZONE
91-482           4835.63      4787.88      5395.60        640.00      RC         SWZONE
91-483           4917.00      5009.81      5397.60        550.00      RC         SWZONE
91-484           4734.25      4782.81      5446.30        600.00      RC         SWZONE


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-6
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
91-485           5130.63      5208.50      5319.80        450.00      RC         SWZONE
91-486           5008.88      5007.00      5357.10        550.00      RC         SWZONE
91-487           3814.13      5564.50      5453.30        200.00      RC         SWZONE
91-488           5475.38      6653.19      5047.50        500.00      RC         GOLDBOWL
91-489           8687.13      5927.13      4251.60        500.00      RC         SWZONE
91-490           7903.25      6226.81      4378.00        500.00      RC         GOLDBOWL
91-491           4874.13      7235.13      5122.80        450.00      RC         GOLDBOWL
91-492           5518.38      7005.81      4991.40        200.00      RC         GOLDBOWL
91-493           5348.00      7455.38      5006.80        625.00      RC         GOLDBOWL
91-494           4421.38      4889.50      5563.50        700.00      RC         SWZONE
91-495           4723.88      5486.00      5525.00        680.00      RC         SWZONE
91-496           4746.88      5110.19      5493.30        530.00      RC         SWZONE
91-497           4797.00      8018.13      5225.90        550.00      RC         OTHER
91-498           5112.63      7558.19      5079.70        525.00      RC         GOLDBOWL
91-499           5339.25      6398.88      5150.10        400.00      RC         GOLDBOWL
91-500           6896.75      3352.81      4522.00        500.00      RC         OTHER
91-501           7220.13      6437.00      4525.70        480.00      RC         GOLDBOWL
91-502           7964.50      6588.63      4419.60        385.00      RC         GOLDBOWL
91-503           8572.00      6786.69      4321.00        500.00      RC         GOLDBOWL
91-504           6914.25      3765.00      4523.80        500.00      RC         OTHER
91-505           5254.75      6147.69      5255.50        500.00      RC         GOLDBOWL
91-506           5138.38      6148.81      5259.70        450.00      RC         GOLDBOWL
91-507           4914.75      8332.31      5333.60        1245.00     RC         OTHER
91-508           5346.13      8476.63      5331.30        715.00      RC         OTHER
91-509           4725.38      4999.88      5475.70        600.00      RC         SWZONE
91-510           5331.38      6253.31      5212.90        450.00      RC         GOLDBOWL
91-511           5174.00      6115.19      5266.20        500.00      RC         GOLDBOWL
91-512           5159.13      6049.88      5273.80        220.00      RC         GOLDBOWL
91-515           5428.63      4796.88      5182.70        500.00      RC         SWZONE
92-587           4300.00      5370.00      5530.00        600.00      RC         SWZONE
92-588           4380.00      5440.00      5520.00        600.00      RC         SWZONE
92-589           4180.40      4830.20      5558.80        450.00      RC         SWZONE
92-590           4339.60      4833.40      5567.20        525.00      RC         SWZONE
92-591           4424.30      4820.40      5559.90        550.00      RC         SWZONE
92-592           4526.20      4839.90      5545.70        530.00      RC         SWZONE
92-593           4735.50      4827.20      5446.30        625.00      RC         SWZONE
D02-176          4929.00      5387.00      5446.40        498.00      DDH        SWZONE
D02-177          4926.00      5389.00      5446.40        500.00      DDH        SWZONE
D02-179          3829.00      5061.00      5416.50        171.70      DDH        SWZONE
D02-180          3833.00      5071.00      5416.50        126.00      DDH        SWZONE
D02-181          3819.00      5257.00      5431.30        106.00      DDH        SWZONE
D02-182          3819.00      5257.00      5431.30        115.50      DDH        SWZONE
D02-183          3920.00      5070.00      5445.80        177.20      DDH        SWZONE
D02-184          3924.00      5067.00      5445.80        246.00      DDH        SWZONE
D02-185          3929.00      5068.00      5445.80        280.50      DDH        SWZONE
D02-186          3923.00      5054.00      5445.80        243.70      DDH        SWZONE
D02-187          3917.00      5259.00      5445.30        170.00      DDH        SWZONE
D02-188          3914.00      5262.00      5445.30        167.20      DDH        SWZONE
D02-189          3920.00      5259.00      5445.30        140.30      DDH        SWZONE
D02-190          3909.00      5254.00      5445.30        157.50      DDH        SWZONE
D02-191          3912.00      5447.00      5459.30        149.20      DDH        SWZONE
D02-192          3914.00      5455.00      5459.30        107.30      DDH        SWZONE
D02-193          3918.00      5455.00      5459.30        152.30      DDH        SWZONE
D02-194          3925.00      5444.00      5459.30        146.00      DDH        SWZONE
D02-195          4519.00      5636.00      5461.00        366.00      DDH        SWZONE
D02-196          4516.00      5636.00      5461.00        307.50      DDH        SWZONE
D02-197          4316.00      5581.00      5462.20        277.70      DDH        SWZONE


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-7
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
D02-198          4321.00      5583.00      5462.20        233.20      DDH        SWZONE
D02-199          4936.00      5408.00      5446.40        450.00      DDH        SWZONE
D02-200          4020.00      5367.00      5460.80        267.80      DDH        SWZONE
D02-201          4118.00      5471.00      5458.50        150.50      DDH        SWZONE
D02-202          4935.00      5399.00      5446.40        467.70      DDH        SWZONE
D02-203          4913.00      5597.00      5454.50        505.20      DDH        SWZONE
D02-204          4915.00      5587.00      5454.50        471.00      DDH        SWZONE
D02-205          4915.00      5596.00      5454.50        429.10      DDH        SWZONE
D02-206          4920.00      5587.00      5454.50        565.20      DDH        SWZONE
D02-207          4123.00      5471.00      5458.50        167.00      DDH        SWZONE
D02-208          4125.00      5466.00      5458.50        152.00      DDH        SWZONE
D02-209          4205.00      5599.00      5444.30        102.00      DDH        SWZONE
D02-210          4318.00      5580.00      5462.20        272.00      DDH        SWZONE
D02-211          4307.00      5584.00      5462.20        161.80      DDH        SWZONE
D02-212          4726.00      5684.00      5464.40        427.00      DDH        SWZONE
D02-213          4924.00      5202.00      5427.90        463.60      DDH        SWZONE
D02-214          4920.00      5201.00      5427.90        498.00      DDH        SWZONE
D02-215          4923.00      5199.00      5427.90        487.50      DDH        SWZONE
D02-216          4928.00      5195.00      5427.90        485.70      DDH        SWZONE
D02-217          4914.00      5014.00      5397.60        487.80      DDH        SWZONE
D90-016          5335.88      7049.19      4996.80        510.00      DDH        GOLDBOWL
D90-017          5180.38      7248.38      5026.50        613.00      DDH        GOLDBOWL
D90-019          5271.13      7299.19      5009.10        248.50      DDH        GOLDBOWL
D90-020          5261.38      6077.00      5266.30        498.00      DDH        GOLDBOWL
D90-021          5016.00      6180.38      5247.60        153.00      DDH        GOLDBOWL
D90-022          5094.38      5955.00      5321.50        497.00      DDH        SWZONE
D90-023          5086.50      6395.31      5178.60        220.00      DDH        GOLDBOWL
D90-024          4385.75      7032.31      5315.90        500.00      DDH        GOLDBOWL
D90-025          5001.00      6486.19      5167.70        158.00      DDH        GOLDBOWL
D90-026          5048.25      7148.31      5057.30        502.00      DDH        GOLDBOWL
D90-027          4942.25      6591.38      5146.90        200.00      DDH        GOLDBOWL
D90-028          4882.75      7474.88      5147.90        450.00      DDH        GOLDBOWL
D90-029          5117.75      7289.19      5052.70        481.00      DDH        GOLDBOWL
D90-030          4970.25      5739.00      5396.20        703.00      DDH        SWZONE
D90-031          5267.75      7308.38      5009.60        165.00      DDH        GOLDBOWL
D90-032          5246.75      6955.69      5018.60        516.00      DDH        GOLDBOWL
D90-033          5427.38      7128.38      4986.20        340.00      DDH        GOLDBOWL
D90-034          5031.00      7245.63      5077.00        633.00      DDH        GOLDBOWL
D90-035          5545.00      6754.00      5020.60        490.00      DDH        GOLDBOWL
D90-036          5055.88      6426.19      5179.20        252.00      DDH        GOLDBOWL
D90-037          5538.88      6753.31      5020.80        450.00      DDH        GOLDBOWL
D90-038          5129.75      7089.63      5021.70        616.00      DDH        GOLDBOWL
D90-039          5554.38      6765.00      5020.30        349.00      DDH        GOLDBOWL
D90-040          5152.25      6381.81      5174.20        260.00      DDH        GOLDBOWL
D90-041          5439.75      6854.13      5018.30        589.00      DDH        GOLDBOWL
D90-042          5201.25      6455.69      5144.70        300.00      DDH        GOLDBOWL
D90-043          5444.50      6854.63      5018.50        403.00      DDH        GOLDBOWL
D90-044          5141.38      6906.38      5048.50        564.00      DDH        GOLDBOWL
D90-045          5337.00      6850.19      5019.30        480.00      DDH        GOLDBOWL
D90-046          5238.13      7307.00      5016.10        180.00      DDH        GOLDBOWL
D90-047          4927.13      7288.63      5116.90        453.00      DDH        GOLDBOWL
D90-048          5083.25      7147.19      5041.80        520.00      DDH        GOLDBOWL
D90-049          5319.63      7306.13      5001.50        557.00      DDH        GOLDBOWL
D90-050          4968.00      7198.50      5096.30        380.00      DDH        GOLDBOWL
D90-051          5211.25      6839.63      5053.20        570.10      DDH        GOLDBOWL
D90-052          5094.63      6098.81      5272.80        348.00      DDH        GOLDBOWL
D90-053          4866.50      7886.38      5182.60        650.00      DDH        GOLDBOWL


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-8
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
D90-054          6879.75      5033.31      4570.30        303.00      DDH        SWZONE
D90-055          4017.25      5371.13      5460.80        504.00      DDH        SWZONE
D90-056          5005.75      6142.88      5266.20        437.00      DDH        GOLDBOWL
D90-057          4784.88      6285.81      5234.40        357.50      DDH        GOLDBOWL
D90-059          4114.13      5613.38      5457.30        181.00      DDH        SWZONE
D90-060          5095.25      6441.19      5164.50        240.00      DDH        GOLDBOWL
D90-061          5430.50      6953.63      5008.00        451.10      DDH        GOLDBOWL
D90-062          5321.25      5315.69      5246.20        687.10      DDH        SWZONE
D90-063          5366.38      6901.81      5013.20        312.00      DDH        GOLDBOWL
D90-064          5176.25      6451.38      5148.10        210.00      DDH        GOLDBOWL
D90-065          5198.00      6538.88      5116.70        265.00      DDH        GOLDBOWL
D90-066          5597.63      6404.88      5093.70        710.00      DDH        GOLDBOWL
D90-067          5203.25      5994.81      5274.70        50.00       DDH        GOLDBOWL
D90-068          5083.25      6896.69      5050.50        342.00      DDH        GOLDBOWL
D90-069          4729.75      5790.19      5414.10        601.00      DDH        SWZONE
D90-070          5326.00      7350.19      5001.30        250.00      DDH        GOLDBOWL
D90-071          4227.25      5659.69      5442.20        476.00      DDH        SWZONE
D90-072          4312.00      5475.31      5493.60        544.30      DDH        SWZONE
D90-073          5257.75      7354.38      5019.80        225.00      DDH        GOLDBOWL
D91-077          4716.63      5577.00      5504.60        914.10      DDH        SWZONE
D91-078          3938.25      5360.81      5460.00        914.60      DDH        SWZONE
D91-081          4515.75      5476.38      5522.60        900.00      DDH        SWZONE
D91-082          4818.50      5584.19      5490.20        751.30      DDH        SWZONE
D91-083          4429.63      5366.19      5558.80        770.80      DDH        SWZONE
D91-084          4336.13      5670.81      5430.00        500.00      DDH        SWZONE
D91-085          5062.75      7297.19      5068.60        650.00      DDH        GOLDBOWL
D91-086          4419.88      5284.31      5572.10        653.30      DDH        SWZONE
D91-087          4627.63      5195.13      5560.90        615.80      DDH        SWZONE
D91-088          4933.75      5485.38      5452.70        625.00      DDH        SWZONE
D91-089          4337.25      4768.13      5583.20        703.30      DDH        SWZONE
D91-090          4138.38      4778.31      5556.70        713.70      DDH        SWZONE
D91-091          4230.50      4976.00      5565.90        649.00      DDH        SWZONE
D91-092          4321.25      5174.38      5586.90        636.60      DDH        SWZONE
D91-093          4870.75      6876.50      5093.40        688.00      DDH        GOLDBOWL
D91-094          3930.00      5174.69      5436.20        194.50      DDH        SWZONE
D91-095          4714.38      5367.69      5542.70        650.00      DDH        SWZONE
D91-096          4447.75      4964.13      5567.40        706.60      DDH        SWZONE
D91-097          3923.25      4970.81      5456.40        344.30      DDH        SWZONE
D91-098          3825.25      5262.00      5431.30        163.50      DDH        SWZONE
D91-099          4636.50      4983.00      5514.50        654.70      DDH        SWZONE
D91-100          4135.50      5173.81      5506.80        505.00      DDH        SWZONE
D91-101          4242.50      5399.19      5492.70        794.00      DDH        SWZONE
D91-102          3945.13      4779.63      5476.20        468.50      DDH        SWZONE
D91-103          4034.88      4998.69      5484.50        334.50      DDH        SWZONE
D91-104          4030.13      4858.38      5503.10        800.30      DDH        SWZONE
D91-105          3832.38      5078.81      5416.50        163.10      DDH        SWZONE
D91-106          3836.38      4865.31      5439.70        354.20      DDH        SWZONE
D91-107          3841.25      4662.81      5453.40        663.20      DDH        OTHER
D91-108          4527.00      5091.69      5565.60        664.70      DDH        SWZONE
D91-109          4440.88      4776.38      5556.40        636.00      DDH        SWZONE
D91-110          4310.50      5252.38      5565.80        594.10      DDH        SWZONE
D91-111          4230.63      5087.63      5563.30        717.50      DDH        SWZONE
D91-112          4226.25      5170.50      5552.90        606.00      DDH        SWZONE
D91-113          4338.00      4992.88      5598.00        663.70      DDH        SWZONE
D91-114          4730.75      5274.13      5531.70        676.00      DDH        SWZONE
D91-115          4252.25      4883.69      5566.80        670.00      DDH        SWZONE
D91-116          4232.25      4759.50      5578.40        316.10      DDH        SWZONE


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-9
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
D91-117          4533.13      4876.31      5548.10        626.00      DDH        SWZONE
D91-118          4635.63      5270.19      5563.30        568.50      DDH        SWZONE
D91-119          4884.25      5833.31      5387.70        500.70      DDH        SWZONE
D91-120          4350.63      4872.19      5572.50        675.50      DDH        SWZONE
D91-121          4437.38      5080.31      5573.90        651.90      DDH        SWZONE
D91-122          4826.75      5288.19      5492.70        604.00      DDH        SWZONE
D91-123          4822.88      5190.88      5475.50        630.40      DDH        SWZONE
D91-124          4733.50      4886.38      5447.70        710.00      DDH        SWZONE
D91-125          3822.75      5682.13      5467.30        484.00      DDH        SWZONE
D91-126          3735.00      4965.13      5395.90        262.00      DDH        SWZONE
D91-127          3723.25      5058.50      5401.80        153.50      DDH        SWZONE
D91-128          3724.75      5154.50      5401.60        140.50      DDH        SWZONE
D91-129          3720.25      5272.63      5405.80         71.00      DDH        SWZONE
D91-130          4044.38      5086.00      5483.50        314.00      DDH        SWZONE
D91-131          4129.63      5272.63      5490.80        317.50      DDH        SWZONE
D91-132          4133.75      4898.13      5539.40        444.50      DDH        SWZONE
D91-133          4133.88      4982.31      5528.20        399.50      DDH        SWZONE
D91-134          4135.75      5076.19      5518.80        367.50      DDH        SWZONE
D91-135          3823.75      5360.31      5437.70        152.40      DDH        SWZONE
D91-136          3910.63      5262.81      5445.30        164.10      DDH        SWZONE
D91-137          5015.63      5197.19      5381.30        554.30      DDH        SWZONE
D91-140          3828.25      4963.00      5430.40        240.00      DDH        SWZONE
D91-141          3827.00      5174.38      5428.20        170.00      DDH        SWZONE
D91-142          3934.63      5062.31      5445.80        250.00      DDH        SWZONE
D91-143          4027.13      5276.50      5445.70        190.00      DDH        SWZONE
D91-144          4030.00      5160.00      5465.40        264.00      DDH        SWZONE
D91-145          4830.13      5082.81      5447.00        603.40      DDH        SWZONE
D91-146          4234.25      5268.50      5528.10        362.40      DDH        SWZONE
D91-147          4539.75      5195.88      5572.80        577.40      DDH        SWZONE
D91-148          4931.13      5296.13      5438.70        550.90      DDH        SWZONE
D91-149          4838.63      4991.31      5423.90        594.70      DDH        SWZONE
D91-150          5184.63      7149.13      5012.90        501.00      DDH        GOLDBOWL
D91-151          5089.13      4922.63      5315.40        600.00      DDH        SWZONE
D91-152          4744.25      4471.31      5406.00        623.50      DDH        OTHER
D91-153          4814.00      5390.38      5511.90        575.20      DDH        SWZONE
D91-154          4304.63      5469.31      5494.10        300.00      DDH        SWZONE
D91-451          4999.75      5383.63      5409.60        558.10      DDH        SWZONE
D91-453          3861.25      4176.81      5496.80       1235.00      DDH        OTHER
D95-166          4140.00      5170.00      5507.00        353.00      DDH        SWZONE
D95-167          4820.00      5190.00      5476.00        456.00      DDH        SWZONE
D95-168          5000.00      6490.00      5168.00        119.00      DDH        GOLDBOWL
D95-169          5250.00      6960.00      5019.00        490.00      DDH        GOLDBOWL
D95-170          5315.00      6850.00      5019.00        440.00      DDH        GOLDBOWL
DAM-060          4986.38      4889.19      5347.00        560.00      RC         SWZONE
DAM-061          5149.50      4558.31      5281.10        465.00      RC         OTHER
DAM-C09          4991.25      4891.63      5345.90        213.00      DDH        SWZONE
DAM-C14          5143.75      4910.63      5295.90        197.00      DDH        SWZONE
DAM-C15          5149.63      4911.00      5294.60        343.00      DDH        SWZONE
GA-001           5182.50      5739.19      5304.60        305.00      RC         SWZONE
GA-002           5194.50      5851.13      5300.10        720.00      RC         SWZONE
GA-067           5178.00      5637.81      5307.60        600.00      RC         SWZONE
GA-068           5178.75      5948.13      5296.50        450.00      RC         SWZONE
GA-104           5050.00      5951.63      5332.10        600.00      RC         SWZONE
GA-105           5186.25      6038.19      5272.80        700.00      RC         GOLDBOWL
GA-106           5264.13      5949.63      5258.70        435.00      RC         SWZONE
GA-131           5201.75      6221.81      5238.20        365.00      RC         GOLDBOWL
GA-132           5097.25      5850.50      5336.20        525.00      RC         SWZONE


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-10
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
GA-133            5359.63     5965.81       5239.20       425.00       RC         SWZONE
GA-134            5262.00     5850.00       5263.60        30.00       RC         SWZONE
GA-134A           5262.75     5833.19       5263.80       425.00       RC         SWZONE
GA-135            5261.25     6077.00       5266.30       425.00       RC         GOLDBOWL
GA-136            5360.75     5870.00       5229.90       415.00       RC         SWZONE
GA-160            5356.75     6075.19       5245.70       460.00       RC         GOLDBOWL
GA-161            5109.00     6103.88       5270.70       500.00       RC         GOLDBOWL
GA-170            4797.25     5990.00       5334.90       465.00       RC         GOLDBOWL
GA-171            4908.75     5987.81       5337.50       500.00       RC         GOLDBOWL
GA-191            5205.13     5996.69       5273.60       405.00       RC         GOLDBOWL
GA-192            5201.50     6102.88       5266.10       500.00       RC         GOLDBOWL
GA-196            4905.75     5889.50       5370.70       600.00       RC         SWZONE
GA-197            5012.38     5792.00       5368.10       585.00       RC         SWZONE
GA-198            5010.38     5894.63       5353.00       525.00       RC         SWZONE
GA-199            5005.75     5991.50       5325.00       500.00       RC         GOLDBOWL
GA-214            5302.13     6194.38       5236.50       620.00       RC         GOLDBOWL
GA-221            5267.75     5746.63       5267.20       500.00       RC         SWZONE
GA-222            5007.13     5694.19       5397.70       625.00       RC         SWZONE
GA-223            4915.00     5777.69       5396.80       600.00       RC         SWZONE
GA-224            4912.75     5884.00       5370.50       445.00       RC         SWZONE
GA-225            4809.88     5782.13       5419.00       625.00       RC         SWZONE
GA-226            4806.63     5890.81       5377.80       600.00       RC         SWZONE
GA-227            5110.88     5697.69       5339.80       600.00       RC         SWZONE
GA-228            5112.63     5799.50       5333.80       460.00       RC         SWZONE
GAC-036           5684.25     6813.19       5002.70       600.00       RC         GOLDBOWL
GAC-037           5695.25     6712.69       5011.80       300.00       RC         GOLDBOWL
GAC-071           5784.50     6824.88       4983.10       285.00       RC         GOLDBOWL
GAC-072           5682.00     6913.19       4982.90       325.00       RC         GOLDBOWL
GAC-073           5594.25     6799.19       5012.80       355.00       RC         GOLDBOWL
GAC-074           5599.75     6699.19       5024.40       285.00       RC         GOLDBOWL
GAC-075           5798.75     6717.69       4999.40       250.00       RC         GOLDBOWL
GAC-076           5587.50     6903.13       4997.10        35.00       RC         GOLDBOWL
GAC-076A          5560.88     6931.69       4996.30       400.00       RC         GOLDBOWL
GAC-078           5788.13     6913.69       4961.10       385.00       RC         GOLDBOWL
GAC-079           5677.38     7013.00       4964.50       450.00       RC         GOLDBOWL
GAC-080           5701.88     6604.63       5019.90       255.00       RC         GOLDBOWL
GAC-086           5490.75     6803.00       5020.20       500.00       RC         GOLDBOWL
GAC-087           5499.25     6709.63       5031.80       585.00       RC         GOLDBOWL
GAC-101           5605.25     6599.63       5035.90       300.00       RC         GOLDBOWL
GAC-102           5394.38     6906.63       5012.00       455.00       RC         GOLDBOWL
GAC-103           5491.00     6900.50       5009.40       485.00       RC         GOLDBOWL
GA-C12            5185.38     5908.00       5297.40       401.00       DDH        SWZONE
GAC-120           5898.75     6736.88       4958.50       225.00       RC         GOLDBOWL
GAC-121           5812.63     6619.19       4998.10       205.00       RC         GOLDBOWL
GAC-125           5508.63     6586.38       5057.30       415.00       RC         GOLDBOWL
GAC-175           5741.75     6865.50       4982.60       345.00       RC         GOLDBOWL
GAC-176           5626.25     6948.88       4985.00       430.00       RC         GOLDBOWL
GAC-188           5702.88     6661.88       5014.70       475.00       RC         GOLDBOWL
GAC-219           5736.00     6961.31       4961.30       420.00       RC         GOLDBOWL
GAC-C11           5690.25     6764.13       5006.30       228.00       DDH        GOLDBOWL
GB-001            5223.13     7166.69       5005.80       565.00       RC         GOLDBOWL
GB-002            5067.63     7182.88       5056.50       636.00       RC         GOLDBOWL
GB-014            5182.50     7097.69       5009.60       665.00       RC         GOLDBOWL
GB-015            5086.88     7094.50       5034.90       810.00       RC         GOLDBOWL
GB-016            5075.75     7291.13       5064.20       723.50       RC         GOLDBOWL
GB-017            5081.00     7403.19       5074.80       720.00       RC         GOLDBOWL
GB-018            4981.13     7388.38       5104.10       785.00       RC         GOLDBOWL


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-11
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----
GB-019           4980.88      7294.69      5099.60        605.00      RC         GOLDBOWL
GB-020           4979.13      7187.50      5090.30        545.00      RC         GOLDBOWL
GB-021           4982.25      7089.13      5080.80        485.00      RC         GOLDBOWL
GB-022           5183.25      7299.88      5033.30        675.00      RC         GOLDBOWL
GB-048           5092.25      6990.31      5028.00        505.00      RC         GOLDBOWL
GB-049           5006.88      6988.13      5056.80        425.00      RC         GOLDBOWL
GB-050           5071.25      7494.31      5083.70        715.00      RC         GOLDBOWL
GB-051           4883.75      7085.81      5111.60        365.00      RC         GOLDBOWL
GB-052           4877.50      7189.31      5120.50        385.00      RC         GOLDBOWL
GB-053           4873.38      7288.31      5125.60        465.00      RC         GOLDBOWL
GB-054           5175.00      7501.19      5054.60        500.00      RC         GOLDBOWL
GB-055           5088.38      6900.81      5051.30        500.00      RC         GOLDBOWL
GB-056           4989.13      6887.88      5053.00        400.00      RC         GOLDBOWL
GB-057           5177.25      7395.38      5044.40        600.00      RC         GOLDBOWL
GB-058           5272.25      7390.69      5021.20        475.00      RC         GOLDBOWL
GB-059           5275.75      7305.00      5009.20        375.00      RC         GOLDBOWL
GB-069           5188.75      6994.00      5019.30        540.00      RC         GOLDBOWL
GB-070           4876.25      7393.38      5138.70        400.00      RC         GOLDBOWL
GB-077           5384.63      7387.81      4990.30        345.00      RC         GOLDBOWL
GB-081           5278.25      7190.19      4998.60        505.00      RC         GOLDBOWL
GB-082           5377.38      7302.63      4991.10        195.00      RC         GOLDBOWL
GB-083           5271.75      7497.50      5023.50        365.00      RC         GOLDBOWL
GB-084           5293.50      7095.13      4993.30        565.00      RC         GOLDBOWL
GB-085           5178.88      6900.38      5045.20        600.00      RC         GOLDBOWL
GB-088           5306.50      7003.81      5002.90        560.00      RC         GOLDBOWL
GB-089           5298.50      6900.38      5018.20        625.00      RC         GOLDBOWL
GB-090           4777.63      7276.00      5154.30        190.00      RC         GOLDBOWL
GB-096           5075.38      6802.63      5079.00        580.00      RC         GOLDBOWL
GB-097           4993.63      6785.63      5083.50        580.00      RC         GOLDBOWL
GB-098           5183.00      6795.63      5066.70        705.00      RC         GOLDBOWL
GB-099           5283.50      6796.63      5040.30        545.00      RC         GOLDBOWL
GB-100           5393.25      6798.19      5025.90        500.00      RC         GOLDBOWL
GB-114           4784.38      6786.13      5140.60        245.00      RC         GOLDBOWL
GB-117           4887.13      6790.63      5101.30        565.00      RC         GOLDBOWL
GB-118           4883.50      6892.63      5093.30        325.00      RC         GOLDBOWL
GB-119           5070.50      7595.88      5092.00        765.00      RC         GOLDBOWL
GB-122           5388.38      6987.63      5002.00        425.00      RC         GOLDBOWL
GB-123           5392.50      6696.69      5042.70        465.00      RC         GOLDBOWL
GB-124           5293.25      6690.69      5059.40        500.00      RC         GOLDBOWL
GB-138           5194.50      6692.19      5079.60        645.00      RC         GOLDBOWL
GB-141           5098.75      6688.50      5103.90        500.00      RC         GOLDBOWL
GB-145           5088.50      7234.50      5056.40        600.00      RC         GOLDBOWL
GB-146           5558.88      7286.88      4950.30        375.00      RC         GOLDBOWL
GB-147           5381.75      7113.19      4990.10        485.00      RC         GOLDBOWL
GB-156           5243.00      6853.88      5042.20        545.00      RC         GOLDBOWL
GB-163           5477.50      7210.00      4966.60        420.00      RC         GOLDBOWL
GB-164           5466.75      7290.69      4964.70        465.00      RC         GOLDBOWL
GB-165           5380.75      7204.69      4971.70        475.00      RC         GOLDBOWL
GB-166           5676.75      7281.63      4947.40        430.00      RC         GOLDBOWL
GB-167           5559.13      7383.63      4973.40        440.00      RC         GOLDBOWL
GB-168           5480.13      7110.13      4986.00        465.00      RC         GOLDBOWL
GB-169           5485.50      7001.19      4995.70        435.00      RC         GOLDBOWL
GB-177           5441.38      7050.88      4992.30        425.00      RC         GOLDBOWL
GB-178           5330.75      7073.13      4997.20        445.00      RC         GOLDBOWL
GB-179           5332.13      7154.69      4977.50        525.00      RC         GOLDBOWL
GB-180           5468.63      7403.88      4985.70        505.00      RC         GOLDBOWL
GB-181           5676.38      7418.69      4994.90         25.00      RC         GOLDBOWL


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-12
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----

GB-181A           5665.50     7428.88       4995.30       385.00       RC         GOLDBOWL
GB-182            5471.75     7503.00       4995.20       500.00       RC         GOLDBOWL
GB-183            5370.75     7507.13       5012.40       525.00       RC         GOLDBOWL
GB-184            5269.75     7596.31       5039.50       500.00       RC         GOLDBOWL
GB-185            5579.25     7212.00       4941.70       375.00       RC         GOLDBOWL
GB-186            5577.25     7112.50       4971.80       425.00       RC         GOLDBOWL
GB-187            5588.00     7008.19       4982.70       400.00       RC         GOLDBOWL
GB-220            5671.25     7203.19       4927.40       345.00       RC         GOLDBOWL
GB-C04            5129.25     7189.81       5031.00       609.50       DDH        GOLDBOWL
GB-C05            5128.00     7180.81       5031.40       359.00       DDH        GOLDBOWL
GB-C06            5175.25     7111.63       5010.70       509.00       DDH        GOLDBOWL
GB-C07            5236.75     7306.13       5016.10       585.00       DDH        GOLDBOWL
GB-C08            5224.88     7392.50       5029.80       295.00       DDH        GOLDBOWL
GB-C13            5289.63     7003.19       5002.30       670.00       DDH        GOLDBOWL
GBK-001           4790.88     6387.69       5210.20       550.00       RC         GOLDBOWL
GBK-002           4897.00     6391.50       5209.40       300.00       RC         GOLDBOWL
GBK-043           4799.00     6292.31       5235.50       250.00       RC         GOLDBOWL
GBK-044           4698.75     6289.88       5229.80       250.00       RC         GOLDBOWL
GBK-045           4697.75     6382.81       5219.40       250.00       RC         GOLDBOWL
GBK-046           4694.50     6476.38       5207.50       450.00       RC         GOLDBOWL
GBK-047           4796.75     6490.88       5185.50       185.00       RC         GOLDBOWL
GBK-062           4609.50     6182.50       5266.00       200.00       RC         GOLDBOWL
GBK-063           4603.50     6283.50       5262.90       200.00       RC         GOLDBOWL
GBK-064           4707.88     6195.81       5241.70       265.00       RC         GOLDBOWL
GBK-065           4889.75     6490.31       5182.10       200.00       RC         GOLDBOWL
GBK-066           4787.75     6592.19       5165.50       195.00       RC         GOLDBOWL
GBK-091           4779.75     6688.31       5153.70       225.00       RC         GOLDBOWL
GBK-092           4895.13     6591.00       5147.50       200.00       RC         GOLDBOWL
GBK-093           5000.50     6489.00       5167.60       200.00       RC         GOLDBOWL
GBK-094           4811.75     6183.69       5260.40        65.00       RC         GOLDBOWL
GBK-094A          4796.63     6180.38       5260.40       285.00       RC         GOLDBOWL
GBK-095           4905.50     6284.88       5229.00       205.00       RC         GOLDBOWL
GBK-111           4988.75     6694.19       5117.60       630.00       RC         GOLDBOWL
GBK-112           5097.25     6498.19       5149.50       225.00       RC         GOLDBOWL
GBK-113           4989.25     6577.13       5147.90       200.00       RC         GOLDBOWL
GBK-116           4891.25     6699.38       5106.30       600.00       RC         GOLDBOWL
GBK-126           5092.00     6578.19       5129.30       200.00       RC         GOLDBOWL
GBK-127           5198.88     6486.69       5136.00       200.00       RC         GOLDBOWL
GBK-128           4997.00     6392.00       5193.20       200.00       RC         GOLDBOWL
GBK-129           5000.00     6283.13       5213.20       245.00       RC         GOLDBOWL
GBK-130           4911.88     6177.00       5255.00       365.00       RC         GOLDBOWL
GBK-137           5091.50     6394.50       5178.40       265.00       RC         GOLDBOWL
GBK-139           5300.25     6599.38       5086.90       585.00       RC         GOLDBOWL
GBK-140           5198.88     6587.63       5100.30       600.00       RC         GOLDBOWL
GBK-143           4702.13     6592.88       5196.70       365.00       RC         GOLDBOWL
GBK-144           4681.88     6702.63       5188.00       375.00       RC         GOLDBOWL
GBK-148           5192.25     6396.38       5170.40       600.00       RC         GOLDBOWL
GBK-149           5099.75     6294.63       5204.90       385.00       RC         GOLDBOWL
GBK-150           5011.63     6178.88       5247.80       430.00       RC         GOLDBOWL
GBK-151           4615.88     6089.81       5271.40       320.00       RC         GOLDBOWL
GBK-152           4905.13     6099.50       5287.30       425.00       RC         GOLDBOWL
GBK-153           4804.75     6096.69       5291.40       500.00       RC         GOLDBOWL
GBK-154           5012.50     6099.31       5280.50       425.00       RC         GOLDBOWL
GBK-155           4714.75     6088.00       5282.20       385.00       RC         GOLDBOWL
GBK-157           5303.75     6397.69       5156.60       755.00       RC         GOLDBOWL
GBK-158           5196.88     6313.13       5202.30       510.00       RC         GOLDBOWL
GBK-159           5111.63     6204.63       5238.70       445.00       RC         GOLDBOWL


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-13
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----

GBK-162          5298.88      6300.13      5197.40        385.00      RC         GOLDBOWL
GBK-172          4691.25      6778.69      5171.40        145.00      RC         GOLDBOWL
GBK-173          4593.25      6585.31      5234.30        185.00      RC         GOLDBOWL
GBK-174          4587.25      6689.69      5234.80        165.00      RC         GOLDBOWL
GBK-189          4860.25      6099.19      5290.10        425.00      RC         GOLDBOWL
GBK-190          5053.00      6088.88      5279.30        365.00      RC         GOLDBOWL
GBK-193          4710.13      5980.50      5316.40        625.00      RC         GOLDBOWL
GBK-194          4518.50      6088.38      5306.90        300.00      RC         GOLDBOWL
GBK-195          4617.25      5982.31      5303.70        305.00      RC         GOLDBOWL
GBK-200          4524.88      5976.38      5298.60        300.00      RC         GOLDBOWL
GBK-211          4589.63      6775.69      5220.00        200.00      RC         GOLDBOWL
GBK-212          4646.25      6629.00      5214.10        200.00      RC         GOLDBOWL
GBK-213          4736.00      6644.13      5174.60        220.00      RC         GOLDBOWL
GBK-215          5400.25      6294.00      5189.90        786.00      RC         GOLDBOWL
GBK-216          5400.25      6398.00      5142.00        785.00      RC         GOLDBOWL
GBK-217          5298.75      6497.31      5120.20        650.00      RC         GOLDBOWL
GBK-218          5398.25      6598.81      5075.30        545.00      RC         GOLDBOWL
GBK-229          4414.88      6284.69      5342.30        600.00      RC         GOLDBOWL
GBK-C10          4843.75      6481.63      5184.60        153.00      DDH        GOLDBOWL
GW-001           4283.13      7177.00      5354.00        555.00      RC         GOLDBOWL
GW-002           4466.25      7133.13      5290.30        145.00      RC         GOLDBOWL
GW-003           4444.25      7286.13      5289.70        145.00      RC         GOLDBOWL
GW-004           4413.25      7382.81      5293.00        125.00      RC         GOLDBOWL
GW-023           4581.13      7083.38      5230.70        400.00      RC         GOLDBOWL
GW-024           4580.25      7183.13      5229.70        205.00      RC         GOLDBOWL
GW-025           4580.38      7279.88      5228.70        200.00      RC         GOLDBOWL
GW-026           4576.63      7382.81      5229.20        400.00      RC         GOLDBOWL
GW-027           4573.38      7681.00      5245.20        545.00      RC         GOLDBOWL
GW-028           4571.50      7580.69      5238.20        200.00      RC         GOLDBOWL
GW-029           4573.00      7483.13      5231.40        125.00      RC         GOLDBOWL
GW-030           4367.63      7778.38      5322.30        205.00      RC         GOLDBOWL
GW-031           4468.00      7578.63      5275.00        200.00      RC         GOLDBOWL
GW-032           4602.00      8385.63      5366.80        925.00      RC         OTHER
GW-033           4505.75      8185.88      5344.80        445.00      RC         OTHER
GW-034           4276.25      7478.13      5377.60        450.00      RC         GOLDBOWL
GW-035           4272.25      7672.50      5386.60        400.00      RC         GOLDBOWL
GW-038           4375.50      7480.00      5313.00        200.00      RC         GOLDBOWL
GW-039           4371.50      7379.38      5316.90        200.00      RC         GOLDBOWL
GW-040           4389.75      7278.50      5320.60        200.00      RC         GOLDBOWL
GW-041           4388.25      7176.00      5320.30        150.00      RC         GOLDBOWL
GW-042           4391.25      7076.13      5318.10        100.00      RC         GOLDBOWL
GW-107           4276.25      7084.63      5348.00        200.00      RC         GOLDBOWL
GW-108           4680.88      7085.13      5181.00        285.00      RC         GOLDBOWL
GW-109           4276.13      7377.69      5362.30        200.00      RC         GOLDBOWL
GW-110           4585.50      6982.88      5215.40        330.00      RC         GOLDBOWL
GW-115           4704.88      6891.50      5147.80        200.00      RC         GOLDBOWL
GW-142           4591.13      6877.69      5195.70        225.00      RC         GOLDBOWL
GW-201           4386.13      6992.63      5313.10        150.00      RC         GOLDBOWL
GW-202           4290.00      6982.50      5336.80        150.00      RC         GOLDBOWL
GW-203           4276.63      7274.38      5360.20        100.00      RC         GOLDBOWL
GW-204           4272.63      7564.63      5382.60        175.00      RC         GOLDBOWL
GW-205           4177.75      7683.88      5391.90        150.00      RC         GOLDBOWL
GW-206           4383.63      7679.00      5326.40        175.00      RC         GOLDBOWL
GW-207           4482.88      7672.69      5275.10        150.00      RC         GOLDBOWL
GW-208           4472.75      6976.19      5275.30        150.00      RC         GOLDBOWL
GW-209           4474.13      7378.69      5264.90        100.00      RC         GOLDBOWL
GW-210           4469.00      7480.88      5265.70        150.00      RC         GOLDBOWL



--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A3-14
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


HOLE-ID          EASTING      NORTHING     ELEVATION      LENGTH     TYPE          ZONE
-------          -------      --------     ---------      ------     ----          ----

GW-B01           4460.00      7136.88      5290.30        25.00       RC         GOLDBOWL
GW-B02           4450.75      7168.69      5293.60        5.00        RC         GOLDBOWL
GW-B03           4444.38      7229.50      5290.10        30.00       RC         GOLDBOWL
GW-B04           4427.75      7281.50      5295.50        5.00        RC         GOLDBOWL
GW-B05           4430.63      7284.00      5292.70        45.00       RC         GOLDBOWL
GW-B06           4457.13      7170.63      5288.90        45.00       RC         GOLDBOWL
GW-B07           4450.63      7177.69      5291.50        25.00       RC         GOLDBOWL
GW-B08           4442.50      7250.00      5289.70        45.00       RC         GOLDBOWL
GW-B09           4421.63      7328.88      5294.80        45.00       RC         GOLDBOWL
GW-B10           4432.63      7312.13      5290.60        45.00       RC         GOLDBOWL
GW-B11           4403.25      7367.63      5299.40        20.00       RC         GOLDBOWL
GW-B12           4451.75      7081.31      5293.70        45.00       RC         GOLDBOWL
GW-B13           4446.63      7080.00      5299.50        30.00       RC         GOLDBOWL
GW-B14           4329.88      7922.19      5332.90        70.00       RC         GOLDBOWL
GW-B15           4286.75      7836.38      5349.50        55.00       RC         GOLDBOWL
GW-C01           4573.75      7081.81      5230.60        100.50      DDH        GOLDBOWL
GW-C02           4567.75      7280.38      5229.30        172.00      DDH        GOLDBOWL
GW-C03           4676.75      6965.31      5165.50        162.00      DDH        GOLDBOWL
T8-01            4067.13      5671.50      5456.00        50.00       RC         SWZONE
T8-02            4074.25      5664.69      5456.00        50.00       RC         SWZONE
T8-03            4081.50      5656.88      5456.00        50.00       RC         SWZONE
T8-04            4087.75      5649.00      5456.00        50.00       RC         SWZONE
T8-05            4094.75      5642.19      5456.00        50.00       RC         SWZONE
T8-06            4102.00      5634.31      5456.00        50.00       RC         SWZONE
T8-07            4108.25      5627.50      5456.00        50.00       RC         SWZONE
T8-08            4075.00      5678.69      5456.00        50.00       RC         SWZONE
T8-09            4081.25      5670.88      5456.00        50.00       RC         SWZONE
T8-10            4088.25      5664.00      5456.00        50.00       RC         SWZONE
T8-11            4102.75      5648.38      5456.00        50.00       RC         SWZONE
T8-12            4108.88      5641.50      5456.00        50.00       RC         SWZONE
T8-13            4116.00      5634.69      5456.00        50.00       RC         SWZONE
T8-14            4081.75      5684.88      5456.00        50.00       RC         SWZONE
T8-15            4089.00      5678.13      5456.00        50.00       RC         SWZONE
T8-16            4096.25      5670.19      5456.00        50.00       RC         SWZONE
T8-17            4102.25      5663.38      5456.00        50.00       RC         SWZONE
T8-18            4109.50      5655.50      5456.00        50.00       RC         SWZONE
T8-19            4116.75      5648.69      5456.00        50.00       RC         SWZONE
T8-20            4122.88      5640.81      5456.00        50.00       RC         SWZONE


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-1
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                                  APPENDIX A-4


    DRILLHOLE INTERSECTIONS AND AVERAGED GRADES ACROSS GOLD BOWL GEOLOGICAL
                              SOLIDS AND POLYGONS



--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-2
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
90-233               300             365        101            GB101          0.2228
90-235               460             480        101            GB101          0.1553
90-236               55              65         100            GBPOLY         0.255
90-237               145             155        100            GBPOLY         0.182
90-238               80              125        100            GBPOLY         0.3441
90-239               275             285        105            GB105          0.284
90-240               200             215        104            GB104          0.3713
90-241               110             150        108            GB108          0.2775
90-241               185             195        107            GB107          0.035
90-241               490             500        102            GB102          0.339
90-245               270             335        105            GB105          0.3844
90-246               235             245        107            GB107          0.388
90-246               410             450        101            GB101          0.1085
90-246               465             475        100            GBPOLY         0.054
90-247               165             175        100            GBPOLY         0.233
90-247               245             285        105            GB105          0.4878
90-247               395             405        100            GBPOLY         0.6105
90-248               310             320        100            GBPOLY         0.28
90-248               430             460        101            GB101          0.1472
90-250               405             470        101            GB101          0.3375
90-251               405             425        101            GB101          0.2215
90-252               385             395        101            GB101          0.1305
90-253               410             440        101            GB101          0.3067
90-254               415             445        101            GB101          0.2015
90-254               480             490        100            GBPOLY         0.1295
90-255               410             420        100            GBPOLY         0.6365
90-258               405             420        101            GB101          0.1093
90-258               480             490        100            GBPOLY         0.2695
90-259               305             335        105            GB105          0.3433
90-260               80              105        100            GBPOLY         0.454
90-260               355             375        100            GBPOLY         0.118
90-262               45              55         100            GBPOLY         0.059
90-262               85              100        100            GBPOLY         0.322
90-262               200             210        100            GBPOLY         0.0965
90-263               130             145        100            GBPOLY         0.126
90-263               190             205        104            GB104          0.262
90-263               265             290        103            GB103          0.3366
90-264               100             115        100            GBPOLY         0.3077
90-265               145             155        108            GB108          0.162
90-265               250             260        104            GB104          0.165
90-265               300             310        103            GB103          0.14
90-265               405             415        101            GB101          0.385
90-268               0               10         100            GBPOLY         0.133
90-271               25              85         111            GB111          1.465
90-272               305             330        100            GBPOLY         0.15
90-273               20              45         100            GBPOLY         0.3752
90-273               85              150        100            GBPOLY         0.4302
90-275               25              45         100            GBPOLY         0.125
90-275               55              65         112            GB112          0.163
90-276               115             125        124            GB108B         0.1105
90-276               410             425        101            GB101          0.126
90-278               40              65         123            GB108A         0.498
90-278               65              85         108            GB108          0.1633
90-278               85              100        124            GB108B         0.3123
90-278               265             275        100            GBPOLY         0.299
90-278               405             425        101            GB101          0.1145
90-280               55              80         108            GB108          0.1636

--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-3
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
90-280                395            435        101            GB101          0.1089
90-282                395            405        101            GB101          0.182
90-283                45             60         112            GB112          0.383
90-284                370            380        101            GB101          0.076
90-285                40             70         112            GB112          0.166
90-285                90             105        122            GB122          0.8397
90-286                35             75         123            GB108A         0.2414
90-286                95             105        100            GBPOLY         0.101
90-286                120            130        124            GB108B         0.167
90-286                455            490        101            GB101          0.136
90-288                100            115        123            GB108A         0.384
90-288                145            170        124            GB108B         0.3368
90-288                460            470        102            GB102          0.6745
90-289                70             100        112            GB112          0.9338
90-289                115            125        122            GB122          0.3175
90-290                125            135        124            GB108B         0.119
90-290                360            375        101            GB101          0.106
90-292                15             25         100            GBPOLY         0.1175
90-292                130            160        122            GB122          0.3095
90-294                90             100        112            GB112          0.454
90-295                295            305        100            GBPOLY         0.3295
90-296                115            165        124            GB108B         0.2432
90-296                255            265        100            GBPOLY         0.291
90-296                290            330        100            GBPOLY         0.1678
90-296                405            440        101            GB101          0.3494
90-297                150            170        100            GBPOLY         0.4095
90-297                335            345        100            GBPOLY         0.155
90-298                400            410        101            GB101          0.088
90-300                55             65         123            GB108A         0.069
90-300                115            125        124            GB108B         0.0745
90-300                165            180        119            GB119          0.5983
90-300                410            490        101            GB101          0.1291
90-302                80             120        108            GB108          0.2454
90-302                240            250        100            GBPOLY         0.112
90-302                365            375        101            GB101          0.553
90-303                85             120        108            GB108          0.4257
90-303                140            150        100            GBPOLY         0.397
90-303                240            275        100            GBPOLY         0.3403
90-303                405            460        101            GB101          0.2426
90-303                515            540        102            GB102          0.1626
90-304                35             55         117            GB117          0.174
90-304                265            280        100            GBPOLY         0.99
90-304                320            355        101            GB101          0.182
90-305                130            165        108            GB108          0.1331
90-305                290            300        100            GBPOLY         0.266
90-305                410            440        101            GB101          0.1795
90-305                505            535        102            GB102          0.0488
90-306                135            175        108            GB108          0.5839
90-306                200            220        107            GB107          0.101
90-306                410            420        101            GB101          0.0695
90-307                90             100        108            GB108          0.1535


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-4
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
90-307                390            415        101            GB101          0.114
90-308                35             45         100            GBPOLY         0.3275
90-311                35             50         111            GB111          0.9277
90-312                330            340        100            GBPOLY         0.1285
90-316                10             20         126            GB126          0.124
90-316                105            115        125            GB125          0.381
90-316                250            260        100            GBPOLY         0.053
90-323                155            165        100            GBPOLY         0.059
90-323                170            195        124            GB108B         0.9434
90-323                380            390        100            GBPOLY         0.104
90-323                405            415        101            GB101          0.1195
90-324                35             45         117            GB117          0.515
90-324                275            330        101            GB101          0.638
90-326                190            200        100            GBPOLY         1.1565
90-328                285            305        110            GB110          0.259
90-329                135            145        100            GBPOLY         0.216
90-330                185            195        100            GBPOLY         1.1335
90-331                470            480        100            GBPOLY         0.188
90-333                355            365        121            GB121          0.169
90-335                40             65         109            GB109          0.1682
90-335                120            140        118            GB118          0.392
90-336                200            210        100            GBPOLY         0.64
90-336                240            250        100            GBPOLY         0.2795
90-336                260            270        100            GBPOLY         0.115
90-337                380            390        100            GBPOLY         0.188
90-346                80             110        118            GB118          0.0933
90-346                475            535        101            GB101          0.118
90-347                50             105        109            GB109          0.2551
90-347                120            130        118            GB118          0.0865
90-349                75             85         100            GBPOLY         0.054
90-349                110            130        118            GB118          0.396
90-349                145            170        100            GBPOLY         0.1292
90-350                55             65         123            GB108A         0.237
90-350                110            120        118            GB118          0.113
90-350                605            620        100            GBPOLY         0.9093
90-356                25             40         126            GB126          0.3117
90-356                205            215        100            GBPOLY         0.181
90-358                390            400        110            GB110          0.791
90-365                415            435        100            GBPOLY         0.5048
90-402                320            330        100            GBPOLY         0.113
91-491                40             75         117            GB117          3.9144
91-491                100            125        100            GBPOLY         0.1682
91-505                290            300        100            GBPOLY         0.31
91-506                80             115        125            GB125          0.1796
91-506                335            345        110            GB110          0.11
91-511                10             20         126            GB126          0.246
91-511                100            110        125            GB125          0.1445
91-511                360            375        100            GBPOLY         0.2423
91-511                390            400        110            GB110          0.1965
91-512                10             50         126            GB126          0.5998
91-512                105            130        125            GB125          0.1332


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-5
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
D90-016               425            465       101            GB101           0.0356
D90-017               35             50        123            GB108A          0.1993
D90-019               25             70        109            GB109           0.1998
D90-020               215            225       100            GBPOLY          0.007
D90-022               80             90        126            GB126           0.07
D90-023               45             55        100            GBPOLY          0.0105
D90-023               75             95        100            GBPOLY          0.139
D90-023               160            175       100            GBPOLY          0.2
D90-025               55             95        112            GB112           0.4134
D90-026               25             40        117            GB117           0.2743
D90-027               25             35        116            GB116           0.115
D90-028               355            365       101            GB101           0.1065
D90-029               150            160       100            GBPOLY          0.1245
D90-029               170            185       124            GB108B          0.3937
D90-029               315            345       101            GB101           0.2712
D90-031               25             70        109            GB109           1.0944
D90-032               110            155       108            GB108           0.1898
D90-032               180            195       107            GB107           0.3253
D90-032               490            500       102            GB102           0.0008
D90-033               65             75        113            GB113           0.189
D90-033               105            115       114            GB114           1.6515
D90-034               140            150       124            GB108B          0.238
D90-034               240            260       100            GBPOLY          0.1823
D90-034               385            410       101            GB101           0.5224
D90-034               485            495       100            GBPOLY          0.3965
D90-036               20             50        100            GBPOLY          0.5205
D90-038               30             70        123            GB108A          0.1788
D90-038               160            170       119            GB119           0.457
D90-038               445            505       101            GB101           0.1585
D90-039               160            170       100            GBPOLY          0.251
D90-039               190            205       106            GB106           0.477
D90-039               240            255       100            GBPOLY          0.3323
D90-040               120            130       100            GBPOLY          0.1315
D90-041               210            220       100            GBPOLY          0.265
D90-041               310            320       104            GB104           0.145
D90-041               435            450       101            GB101           0.1697
D90-044               415            435       101            GB101           0.1325
D90-044               515            530       102            GB102           0.265
D90-045               215            230       104            GB104           0.4297
D90-045               250            260       103            GB103           0.5445
D90-046               20             90        109            GB109           2.2596
D90-046               105            115       118            GB118           0.264
D90-047               55             65        117            GB117           0.1285
D90-047               320            360       101            GB101           0.2798
D90-048               50             70        123            GB108A          0.9335
D90-048               85             110       124            GB108B          0.3476
D90-048               165            175       119            GB119           1.2495
D90-048               415            480       101            GB101           0.2446
D90-049               50             75        109            GB109           1.0998
D90-050               45             55        117            GB117           0.37
D90-050               265            275       100            GBPOLY          0.1685


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-6
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
D90-050               305            330       101            GB101           0.1488
D90-051               235            245       107            GB107           0.0028
D90-051               415            445       101            GB101           0.1145
D90-051               465            475       100            GBPOLY          0.845
D90-052               25             35        126            GB126           0.011
D90-052               65             85        125            GB125           0.361
D90-056               20             30        126            GB126           0.586
D90-056               305            360       110            GB110           0.4681
D90-057               120            145       100            GBPOLY          0.409
D90-060               25             50        100            GBPOLY          1
D90-060               75             125       112            GB112           0.2856
D90-060               145            155       122            GB122           0.168
D90-061               25             35        100            GBPOLY          0.108
D90-061               70             80        100            GBPOLY          0.132
D90-061               365            390       121            GB121           0.1348
D90-063               150            165       123            GB108A          0.524
D90-063               165            200       108            GB108           0.17
D90-063               215            230       100            GBPOLY          0.1273
D90-064               100            130       100            GBPOLY          0.9697
D90-065               50             75        111            GB111           0.7302
D90-068               185            195       108            GB108           0.2175
D90-068               215            245       108            GB108           0.6345
D90-070               55             95        109            GB109           0.494
D90-070               130            150       118            GB118           0.4378
D90-070               170            180       100            GBPOLY          0.476
D90-073               25             35        100            GBPOLY          0.5115
D90-073               50             70        109            GB109           0.2245
D90-073               90             105       100            GBPOLY          0.127
D90-073               130            140       118            GB118           0.7455
D90-073               205            215       100            GBPOLY          0.106
D91-150               20             30        123            GB108A          0.073
D91-150               95             105       100            GBPOLY          0.253
D91-150               115            125       124            GB108B          0.0895
D91-150               160            170       119            GB119           0.208
D91-150               325            355       101            GB101           0.3063
GA-068                345            355       110            GB110           0.199
GA-104                95             105       126            GB126           0.112
GA-105                5              15        126            GB126           0.471
GA-105                215            225       100            GBPOLY          0.2005
GA-135                255            265       100            GBPOLY          0.5635
GA-161                30             40        126            GB126           0.145
GA-161                65             85        125            GB125           0.3393
GA-191                30             40        126            GB126           0.519
GA-191                355            365       110            GB110           0.21
GA-192                230            240       100            GBPOLY          0.106
GAC-037               140            150       106            GB106           0.263
GAC-072               290            300       100            GBPOLY          1.684
GAC-073               85             95        100            GBPOLY          0.283
GAC-074               260            275       105            GB105           0.2193
GAC-075               70             80        106            GB106           0.157
GAC-086               165            175       100            GBPOLY          0.542


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-7
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
GAC-086               245            260       105            GB105           0.74
GAC-087               330            350       105            GB105           0.1275
GAC-087               370            380       100            GBPOLY          0.125
GAC-102               60             70        100            GBPOLY          0.19
GAC-102               355            365       121            GB121           0.121
GAC-103               380            390       121            GB121           0.179
GAC-175               0              25        100            GBPOLY          0.182
GAC-C11               10             25        100            GBPOLY          0.1393
GAC-C11               35             45        100            GBPOLY          0.1244
GAC-C11               120            135       106            GB106           0.0612
GAC-C11               180            190       100            GBPOLY          0.191
GB-002                105            165       124            GB108B          0.3833
GB-002                240            250       100            GBPOLY          0.1445
GB-002                410            495       101            GB101           0.1346
GB-015                55             85        123            GB108A          0.1732
GB-015                110            120       124            GB108B          0.285
GB-015                150            160       119            GB119           0.355
GB-015                215            225       100            GBPOLY          0.147
GB-015                380            440       101            GB101           0.0906
GB-016                495            540       101            GB101           0.142
GB-016                555            565       100            GBPOLY          0.121
GB-016                615            625       100            GBPOLY          0.2255
GB-017                490            530       101            GB101           0.126
GB-018                450            460       101            GB101           0.0415
GB-019                160            170       100            GBPOLY          0.113
GB-019                185            195       124            GB108B          0.1255
GB-019                365            375       100            GBPOLY          0.106
GB-019                395            405       101            GB101           0.112
GB-020                45             55        117            GB117           0.053
GB-020                315            330       101            GB101           0.112
GB-021                110            125       108            GB108           0.1393
GB-022                75             85        100            GBPOLY          0.228
GB-022                105            115       118            GB118           0.267
GB-048                400            430       101            GB101           0.146
GB-049                140            150       100            GBPOLY          0.372
GB-053                200            215       101            GB101           0.304
GB-055                230            245       100            GBPOLY          0.1093
GB-057                200            215       100            GBPOLY          0.324
GB-057                230            245       100            GBPOLY          0.2473
GB-058                70             80        109            GB109           0.108
GB-058                130            150       118            GB118           0.0925
GB-059                40             75        109            GB109           1.1757
GB-069                85             115       108            GB108           0.1167
GB-069                305            315       100            GBPOLY          0.229
GB-069                370            405       101            GB101           0.196
GB-069                500            525       102            GB102           0.534
GB-085                115            145       108            GB108           0.3383
GB-085                230            240       107            GB107           0.263
GB-085                420            445       101            GB101           0.2302
GB-085                515            545       102            GB102           0.1473
GB-088                85             115       123            GB108A          0.3633


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-8
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
GB-089                85             95        100            GBPOLY          0.335
GB-089                115            125       123            GB108A          0.285
GB-089                175            190       124            GB108B          0.1127
GB-097                150            185       100            GBPOLY          0.4149
GB-098                285            295       107            GB107           0.134
GB-098                305            315       100            GBPOLY          0.149
GB-098                335            345       100            GBPOLY          0.132
GB-098                430            440       101            GB101           0.13
GB-099                230            240       104            GB104           0.2295
GB-099                265            275       100            GBPOLY          0.2
GB-099                420            430       101            GB101           0.059
GB-100                235            245       103            GB103           0.602
GB-141                405            425       101            GB101           0.1798
GB-145                80             90        123            GB108A          0.422
GB-145                425            450       101            GB101           0.2832
GB-145                490            500       100            GBPOLY          0.15
GB-147                45             65        113            GB113           0.1453
GB-147                85             105       114            GB114           1.203
GB-156                155            165       108            GB108           0.246
GB-156                205            215       107            GB107           0.117
GB-156                415            425       101            GB101           0.21
GB-163                310            320       100            GBPOLY          0.115
GB-165                75             85        114            GB114           0.56
GB-168                45             70        113            GB113           0.2468
GB-177                25             55        113            GB113           0.5037
GB-186                105            125       100            GBPOLY          0.5045
GB-C04                45             55        123            GB108A          0.3111
GB-C04                445            490       101            GB101           0.143
GB-C05                70             80        123            GB108A          0.4339
GB-C05                135            160       124            GB108B          0.4781
GB-C05                250            265       100            GBPOLY          0.0489
GB-C05                295            325       101            GB101           0.1493
GB-C06                25             35        123            GB108A          0.1846
GB-C06                155            165       119            GB119           0.0328
GB-C06                385            450       101            GB101           0.2039
GB-C07                45             75        109            GB109           0.4113
GB-C07                100            110       118            GB118           0.0314
GB-C07                465            480       101            GB101           0.1413
GB-C08                220            230       100            GBPOLY          0.3274
GB-C13                175            185       107            GB107           0.2475
GB-C13                215            225       100            GBPOLY          0.182
GB-C13                370            380       101            GB101           0.1488
GB-C13                480            540       102            GB102           0.3419
GBK-001               110            120       100            GBPOLY          0.298
GBK-044               65             100       100            GBPOLY          0.068
GBK-047               45             55        100            GBPOLY          0.178
GBK-065               140            150       100            GBPOLY          0.1065
GBK-066               65             85        116            GB116           0.26
GBK-091               50             60        116            GB116           0.289
GBK-092               40             50        116            GB116           0.151
GBK-093               55             95        112            GB112           0.636



--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-9
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
GBK-094A              165            185       100            GBPOLY          0.2665
GBK-112               50             60        112            GB112           0.28
GBK-113               45             65        112            GB112           0.1595
GBK-128               60             70        100            GBPOLY          0.237
GBK-128               150            160       122            GB122           0.137
GBK-129               100            110       100            GBPOLY          0.11
GBK-129               190            200       100            GBPOLY          0.1785
GBK-137               45             55        100            GBPOLY          0.299
GBK-137               80             100       100            GBPOLY          0.888
GBK-137               185            195       100            GBPOLY          0.256
GBK-144               100            110       116            GB116           1.28
GBK-148               110            165       100            GBPOLY          0.8188
GBK-150               300            335       110            GB110           0.3213
GBK-152               200            210       100            GBPOLY          0.8755
GBK-152               280            315       100            GBPOLY          0.4099
GBK-153               210            220       100            GBPOLY          0.15
GBK-154               5              15        126            GB126           0.1275
GBK-154               55             80        125            GB125           0.2522
GBK-154               320            330       100            GBPOLY          0.038
GBK-154               380            410       110            GB110           0.6427
GBK-158               115            125       100            GBPOLY          0.177
GBK-159               105            125       100            GBPOLY          0.1205
GBK-159               135            160       100            GBPOLY          1.1024
GBK-189               260            300       100            GBPOLY          0.1555
GBK-190               15             25        126            GB126           0.055
GBK-190               80             90        125            GB125           1.902
GBK-190               310            335       100            GBPOLY          1.0592
GBK-200               20             30        100            GBPOLY          0.293
GBK-213               110            120       116            GB116           0.685
GBK-217               205            215       100            GBPOLY          0.222
GBK-217               625            635       100            GBPOLY          0.115
GBK-C10               75             85        100            GBPOLY          0.1885
GBK-C10               110            130       100            GBPOLY          0.195
GW-002                0              10        115            GB115           0.1
GW-003                5              25        115            GB115           0.573
GW-004                0              10        115            GB115           0.104
GW-023                5              35        100            GBPOLY          0.5812
GW-035                90             100       100            GBPOLY          0.126
GW-039                5              15        115            GB115           0.146
GW-042                40             50        115            GB115           0.278
GW-110                25             50        100            GBPOLY          0.1692
GW-201                90             105       100            GBPOLY          0.3867
GW-207                25             40        100            GBPOLY          0.196
GW-208                80             90        100            GBPOLY          0.082
GW-B01                5              15        115            GB115           0.139
GW-B03                15             30        115            GB115           0.386
GW-B05                5              15        115            GB115           0.195
GW-B06                5              15        115            GB115           0.208
GW-B07                0              25        115            GB115           0.3224
GW-B08                0              25        115            GB115           0.3276
GW-B09                0              5         115            GB115           0.268


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A4-10
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

HOLE-ID              FROM            TO       INT-CODE       TXT-CODE        AU-OZ/T
-------              ----            --       --------       --------        -------
GW-B10                 0             10        115            GB115           0.54
GW-B11                10             20        115            GB115           0.129
GW-B12                20             30        115            GB115           0.04








--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-1
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


APPENDIX A5:     SOUTHWEST ZONE INTERSECTIONS
---------------------------------------------

                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
90-230           SWZ              Lwr-W          240.0         240.1    -           -
90-231           SWZ              Lwr-W          255.0         255.1    -           -
90-232           SWZ              Lwr-W
90-232           SWZ              nos            345.0         475.0
90-244           SWZ              Lwr-W          170.0         170.1    -           -
90-301           SWZ              nos            210.0         215.0    5           0.11
90-308           SWZ              upr            164.9         165.0    -           -
90-308           SWZ              lwr            185.0         185.1    -           -
90-316           SWZ              upr            319.9         320.0    -           -
90-316           SWZ              lwr            340.0         340.1    -           -
90-317           SWZ              Nos            440.0         470.0    30          0.35
90-318           SWZ              Upr-E          424.9         425.0    -           -
90-318           SWZ              mbl            430.0         435.0    5           0.20
90-318           SWZ              Lwr-E          465.0         495.0    30          0.53
90-319           SWZ              Upr-W          70.0          100.0    30          1.29
90-319           SWZ              Lwr-W          245.0         245.1    -           -
90-320           SWZ              Upr-W          94.9          95.0     -           -
90-320           SWZ              Lwr-W          280.0         280.1    -           -
90-326           SWZ              upr            190.0         200.0    10          1.16
90-326           SWZ              lwr            220.0         220.1    -           -
90-327           SWZ              upr            239.9         240.0    -           -
90-327           SWZ              lwr            285.0         285.1    -           -
90-328           SWZ              nos            175.0         180.0    5           0.13
90-328           SWZ              nos            285.0         300.0    15          0.31
90-329           SWZ              nos            305.0         310.0    5           0.10
90-330           SWZ              nos            55.0          190.0    -           -
90-331           SWZ              nos            280.0         390.0    -           -
90-336           SWZ              nos            200.0         210.0    10          0.64
90-341           SWZ              Upr-E          235.0         250.0    15          0.56
90-341           SWZ              Lwr-E          355.0         355.1    -           -
90-341           LWR              lwr?           390.0         395.0    5           0.13
90-342           SWZ              Upr-E          395.0         400.0    5           0.74
90-342           SWZ              Lwr-E          465.0         465.1    -           -
90-343           SWZ              Nos            335.0         335.1    -           -
90-344           SWZ              nos            210.0         415.0    -           -
90-354           SWZ              Upr-E          335.0         345.0    10          0.31
90-354           SWZ              Lwr-E          510.0         510.1    -           -
90-355           SWZ              Upr-E          394.9         395.0    -           -
90-355           SWZ              Lwr-E          515.0         530.0    15          0.31
90-356           SWZ              nos            250.0         415.0    -           -
90-357           And                             125.0         135.0    10          0.64
90-357           SWZ              Nos            350.0         355.0    5           0.15
90-358           SWZ              nos            220.0         335.0    -           -
90-359           SWZ              Upr-W          110.0         115.0    5           0.37
90-359           SWZ              Lwr-W          205.0         205.1    -           -
90-360           SWZ              Upr-W          55.0          75.0     20          0.40
90-360           SWZ              Lwr-W          295.0         295.1    -           -
90-370           SWZ              Upr-W          84.9          85.0     -           -
90-371           SWZ              Upr-E          195.0         230.0    35          0.94
90-371           SWZ              Lwr-W          280.0         280.1    -           -
90-372           SWZ              Upr-E          414.9         415.0    -           -
90-372           SWZ              Lwr-E          490.0         495.0    5           0.16
90-373           SWZ              Upr-E          390.0         445.0    55          0.82
90-373           SWZ              Lwr-E          480.0         490.0    10          0.22
90-374           SWZ              upr?           370.0         375.0    5           0.11
90-374           SWZ              Upr-E          435.0         440.0    5           0.10
90-374           SWZ              Lwr-E          465.0         470.0    5           0.35
90-375           SWZ              Upr-W          100.0         120.0    20          0.27
90-375           SWZ              Lwr-W          275.0         275.1    -           -
90-376           SWZ              Upr-W          29.9          30.0     -           -
90-376           SWZ              Lwr-W          305.0         305.1    -           -
90-377           SWZ              Upr-W          75.0          105.0    30          0.48
90-377           SWZ              Lwr-W          250.0         250.1    -           -
90-378           SWZ              Upr-W          70.0          105.0    35          0.50
90-378           SWZ              Lwr-W          245.0         245.1    -           -


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-2
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------



                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
90-379           SWZ              Upr-W          95.0          110.0    15          0.51
90-379           SWZ              Lwr-W          300.0         300.1    -           -
90-380           SWZ              nos            335.0         340.0    5           0.52
90-384           SWZ              Nos            335.0         335.1    -           -
90-385           SWZ              Upr-E          295.0         325.0    30          0.91
90-385           SWZ              Lwr-E          455.0         455.1    -           -
90-385           LWR?                            510.0         525.0    15          0.41
90-389           SWZ              Nos            367.5         367.6    -           -
90-390           SWZ              nos            195.0         380.0    -           -
90-393           SWZ              Upr-E          220.0         230.0    10          0.23
90-394           SWZ              Upr-E          315.0         345.0    30          0.84
90-394           SWZ              Lwr-E          460.0         460.1    -           -
90-395           SWZ              Upr-E          340.0         355.0    15          0.91
90-395           SWZ              Lwr-E          450.0         450.1    -           -
90-397           SWZ              Upr-W          49.9          50.0     -           -
90-397           SWZ              Lwr-W          220.0         220.1    -           -
90-398           SWZ              Upr-W          130.0         135.0    5           0.16
90-398           SWZ              Lwr-W          230.0         230.1    -           -
90-401           SWZ              Upr-E          465.0         470.0    5           0.13
90-401           SWZ              Lwr-E          560.0         560.1    -           -
90-404           SWZ              Upr-E          449.9         450.0    -           -
90-404           SWZ              Lwr-E          545.0         565.0    20          0.24
90-406           SWZ              Upr-W          199.9         200.0    -           -
90-406           SWZ              Lwr-W          320.0         335.0    15          0.20
90-407           SWZ              Upr-E          450.0         470.0    20          0.68
90-407           SWZ              Lwr-E          610.0         610.1    -           -
90-415           SWZ              Upr-E          425.0         430.0    5           0.10
90-415           SWZ              Lwr-E          550.0         550.1    -           -
90-416           SWZ              Upr-W          214.9         215.0    -           -
90-416           SWZ              Lwr-W          345.0         345.1    -           -
90-417           SWZ              Upr-W          179.9         180.0    -           -
90-417           SWZ              Lwr-W          290.0         290.1    -           -
90-418           SWZ              Upr-E          439.9         440.0    -           -
90-418           SWZ              Lwr-E          525.0         525.1    -           -
90-418           LWR                             590.0         600.0    10          0.31
90-419           SWZ              Upr-E          405.0         420.0    15          0.45
90-419           SWZ              Lwr-E          565.0         565.1    -           -
90-420           SWZ              Upr-E          430.0         440.0    10          0.20
90-420           SWZ              Lwr-E          575.0         575.1    -           -
90-421           SWZ              Upr-E          409.9         410.0    -           -
90-421           SWZ              Lwr-E          530.0         530.1    -           -
91-431           And                             135.0         145.0    10          0.32
91-431           SWZ              Nos            392.5         392.6    -           -
91-432           SWZ              Nos            355.0         360.0    5           0.11
91-437           SWZ              Upr-E          260.0         265.0    5           0.43
91-437           SWZ              Lwr-E          350.0         350.1    -           -
91-438           SWZ              Upr-W          15.0          35.0     20          1.07
91-438           SWZ              Lwr-W          270.0         270.1    -           -
91-439           SWZ              Lwr-W          315.0         315.1    -           -
91-440           SWZ              Lwr-W          330.0         330.1    -           -
91-441           And                             240.0         250.0    10          0.31
91-441           SWZ              Nos            367.5         367.6    -           -
91-442           SWZ              Nos            330.0         455.0    -           -
91-444           SWZ              Upr-W          94.9          95.0     -           -
91-444           SWZ              Lwr-W          230.0         230.1    -           -
91-445           SWZ              Upr-W          29.9          30.0     -           -
91-445           SWZ              Lwr-W          250.0         250.1    -           -
91-447           SWZ              Upr-W          119.9         120.0    -           -
91-447           SWZ              Lwr-W          260.0         265.0    5           0.39
91-447           LWR?                            280.0         290.0    10          0.16
91-448           SWZ              Lwr-W          280.0         280.1    -           -
91-449           SWZ              Upr-W          64.9          65.0     -           -
91-449           SWZ              Lwr-W          270.0         270.1    -           -
91-450           SWZ              Nos            390.0         435.0    45          0.46
91-452           SWZ              Upr-E          279.9         280.0    -           -
91-452           SWZ              Lwr-W          365.0         365.1    -           -


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-3
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------



                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
91-454           SWZ              Nos            355.0         385.0    30          0.46
91-462           SWZ              Upr-E          609.9         610.0    -           -
91-462           SWZ              Lwr-E          665.0         665.1    -           -
91-463           SWZ              Upr-E          499.9         500.0    -           -
91-463           SWZ              Lwr-E          580.0         580.1    -           -
91-464           SWZ              Upr-E          454.9         455.0    -           -
91-464           SWZ              Lwr-E          620.0         620.1    -           -
91-465           SWZ              Upr-E          460.0         470.0    10          0.37
91-465           SWZ              Lwr-E          570.0         570.1    -           -
91-466           SWZ              Upr-E          420.0         430.0    10          0.12
91-466           SWZ              Upr-E          440.0         450.0    10          0.25
91-466           SWZ              Lwr-E          515.0         515.1    -           -
91-466           LWR?                            580.0         590.0    10          0.35
91-467           SWZ              Upr-E          420.0         465.0    45          0.57
91-467           SWZ              Lwr-E          525.0         530.0    5           0.11
91-467           LWR              upr            590.0         600.0    10          0.80
91-468           SWZ              Upr-E          420.0         440.0    20          0.47
91-468           SWZ              Lwr-E          540.0         540.1    -           -
91-469           SWZ              Upr-E          614.9         615.0    -           -
91-469           SWZ              Lwr-E          720.0         720.1    -           -
91-474           SWZ              Upr-E          420.0         425.0    5           0.10
91-474           SWZ              Lwr-E          550.0         550.1    -           -
91-475           SWZ              Nos-U          390.0         425.0    35          0.66
91-475           SWZ              Upr-E          450.0         460.0    10          0.12
91-475           SWZ              Lwr-E          480.0         480.1    -           -
91-476           SWZ              Upr-W          44.9          45.0     -           -
91-476           SWZ              Lwr-W          305.0         305.1    -           -
91-477           SWZ              Lwr-W          280.0         280.1    -           -
91-478           SWZ              Lwr-W          280.0         280.1    -           -
91-479           SWZ              Upr-E          259.9         260.0    -           -
91-479           SWZ              Lwr-W          385.0         395.0    10          0.63
91-480           SWZ              mbl            30.0          35.0     5           0.26
91-480           SWZ              Lwr-W          270.0         270.1    -           -
91-481           SWZ              Upr-E          435.0         455.0    20          0.65
91-481           SWZ              Lwr-E          475.0         475.1    -           -
91-482           SWZ              Upr-E          449.9         450.0    -           -
91-482           SWZ              Lwr-E          495.0         495.1    -           -
91-483           SWZ              Nos-U          415.0         430.0    15          0.24
91-483           SWZ              Nos-L          445.0         455.0    10          0.33
91-484           SWZ              Upr-E          449.9         450.0    -           -
91-484           SWZ              Lwr-E          580.0         580.1    -           -
91-485           SWZ              Nos            327.5         327.6    -           -
91-486           SWZ              Nos            427.5         427.6    -           -
91-494           SWZ              Upr-E          435.0         475.0    40          0.50
91-494           SWZ              Lwr-E          590.0         590.1    -           -
91-495           SWZ              Upr-E          454.9         455.0    -           -
91-495           SWZ              Lwr-E          575.0         580.0    5           0.14
91-496           SWZ              Upr-E          410.0         430.0    20          0.21
91-496           SWZ              Lwr-E          475.0         480.0    5           0.10
91-505           SWZ              Nos            300.0         370.0    -           -
91-506           SWZ              Nos-U          335.0         340.0    5           0.16
91-506           SWZ              Nos-L          370.0         375.0    5           0.11
91-509           SWZ              Nos-U          420.0         445.0    25          0.29
91-509           SWZ              Nos-L          535.0         545.0    10          0.21
91-510           SWZ              nos            235.0         335.0    -           -
91-511           SWZ              Nos            310.0         315.0    5           0.12
91-515           SWZ              nos            300.0         385.0    -           -
92-528           SWZ              nos            310.0         335.0    -           -
92-548           SWZ              upr            534.9         535.0    -           -
92-548           SWZ              lwr            540.0         540.1    -           -
92-587           SWZ              Upr-E          295.0         335.0    40          0.48
92-587           SWZ              Lwr-E          460.0         460.1    -           -
92-588           SWZ              Upr-E          310.0         320.0    10          0.62
92-588           SWZ              Lwr-E          455.0         455.1    -           -
92-589           SWZ              Upr-E          395.0         425.0    30          0.93
92-590           SWZ              Upr-E          440.0         455.0    15          0.87


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-4
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------



                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
92-591            SWZ             Upr-E          449.9         450.0    -           -
92-592            SWZ             Upr-E          460.0         490.0    30          0.50
92-593            SWZ             Upr-E          450.0         470.0    20          0.93
92-593            SWZ             Lwr-E          520.0         520.1    -           -
D90-020           SWZ             Nos            267.5         322.5    -           -
D90-021           SWZ             nos            128.0         153.0    -           -
D90-022           SWZ             Nos            372.5         372.6    -           -
D90-030           SWZ             upr            395.5         395.6    -           -
D90-030           mbl?                           405.0         410.0    5           0.11
D90-030           SWZ             lwr            445.0         460.0    15          0.35
D90-052           SWZ             Nos            250.0         283.0    -           -
D90-055           SWZ             Upr-W          120.0         125.0    5           0.33
D90-055           SWZ             Lwr-W          298.0         298.1    -           -
D90-056           SWZ             Nos            305.0         350.0    45          0.55
D90-059           SWZ             upr            55.0          60.0     5           0.30
D90-062           SWZ             Nos            350.0         350.1    -           -
D91-069           SWZ             Upr-E          324.4         324.5    -           -
D91-069           SWZ             Lwr-E          470.0         470.1    -           -
D91-071           SWZ             Upr-W          94.9          95.0     -           -
D91-071           SWZ             Lwr-W          281.5         281.6    -           -
D90-072           SWZ             Upr-E          255.0         270.0    15          0.91
D91-072           SWZ             Lwr-E          404.0         404.1    -           -
D91-072           LWR                            460.0         470.0    10          0.42
D91-077           SWZ             Upr-E          425.0         435.0    10          0.41
D91-077           SWZ             Lwr-E          530.0         550.0    20          0.38
D91-078           SWZ             Upr-W          130.0         150.0    20          0.86
D91-078           SWZ             Lwr-W          513.0         513.1    -           -
D91-081           SWZ             Upr-E          365.0         395.0    30          0.18
D91-081           SWZ             Lwr-E          489.5         489.6    -           -
D91-082           SWZ             Upr-E          432.9         433.0    -           -
D91-082           SWZ             Lwr-E          510.0         540.0    30          0.54
D91-083           SWZ             Upr-E          385.0         395.0    10          0.20
D91-083           SWZ             Lwr-E          508.5         508.6    -           -
D91-084           SWZ             Upr-W          116.9         117.0    -           -
D91-084           SWZ             Lwr-W          298.0         298.1    -           -
D91-086           SWZ             Upr-E          405.0         410.0    5           0.48
D91-086           SWZ             Lwr-E          537.0         537.1    -           -
D91-087           SWZ             Upr-E          460.0         465.0    5           0.18
D91-087           SWZ             Lwr-E          528.5         528.6    -           -
D91-087           LWR?                           590.0         595.0    5           0.14
D91-088           SWZ             comp           400.0         490.0    90          0.51
D91-088           SWZ             Upr-E          400.0         465.0    65          0.61
D91-088           SWZ             mbl            465.0         470.0    5           -
D91-088           SWZ             Lwr-E          470.0         490.0    20          0.33
D91-089           SWZ             Upr-E          454.4         454.5    -           -
D91-089           SWZ             Lwr-E          634.0         634.1    -           -
D91-090           SWZ             Upr-E          410.4         410.5    -           -
D91-091           SWZ             Upr-E          365.0         405.0    40          0.82
D91-091           SWZ             Lwr-E          598.0         598.1    -           -
D91-092           SWZ             Upr-E          380.0         425.0    45          1.03
D91-092           SWZ             Lwr-E          598.0         598.1    -           -
D91-094           SWZ             Upr-W          115.0         130.0    15          1.67
D91-095           SWZ             Upr-E          440.0         475.0    35          0.21
D91-095           SWZ             Lwr-E          529.5         529.6    -           -
D91-095           LWR                            600.0         605.0    5           1.11
D91-096           SWZ             Upr-E          445.0         475.0    30          0.31
D91-096           SWZ             Lwr-E          605.6         605.7    -           -
D91-097           SWZ             Upr-E          251.9         252.0    -           -
D91-098           SWZ             Upr-W          85.0          100.0    15          0.70
D91-099           SWZ             Upr-E          410.0         415.0    5           0.37
D91-099           SWZ             Lwr-E          506.4         506.5    -           -
D91-099           LWR                            570.0         575.0    5           0.11
D91-100           SWZ             Upr-E          295.0         305.0    10          1.12
D91-100           SWZ             Lwr-E          393.5         393.6    -           -
D91-101           SWZ             Upr-E          250.0         265.0    15          0.93
D91-101           SWZ             mbl            300.0         305.0    5           0.11


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-5
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------




                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
D91-101           SWZ             Lwr-E          355.0         355.1    -           -
D91-102           SWZ             Upr-E          403.9         404.0    -           -
D91-103           SWZ             Upr-E          270.0         285.0    15          0.91
D91-104           SWZ             Upr-E          329.9         330.0    -           -
D91-104           SWZ             Lwr-E          679.5         679.6    -           -
D91-105           SWZ             Upr-W          100.0         115.0    15          1.21
D91-106           SWZ             Upr-W          330.7         330.8    -           -
D91-107           SWZ             upr            582.9         583.0    -           -
D91-108           SWZ             Upr-E          445.0         470.0    25          0.27
D91-108           SWZ             Lwr-E          575.0         575.1    -           -
D91-109           SWZ             Upr-E          439.4         439.5    -           -
D91-109           SWZ             Lwr-E          576.1         576.2    -           -
D91-110           SWZ             Upr-E          365.0         380.0    15          0.96
D91-110           SWZ             Lwr-E          545.0         545.1    -           -
D91-111           SWZ             Upr-E          365.0         380.0    15          1.40
D91-111           SWZ             Lwr-E          566.6         566.7    -           -
D91-112           SWZ             Upr-E          340.0         345.0    5           0.85
D91-112           SWZ             Lwr-E          538.0         538.1    -           -
D91-113           SWZ             Upr-E          455.0         465.0    10          0.30
D91-113           SWZ             Lwr-E          620.7         620.8    -           -
D91-114           SWZ             Upr-E          425.0         450.0    25          0.42
D91-114           SWZ             Lwr-E          551.3         551.4    -           -
D91-115           SWZ             Upr-E          472.4         472.5    -           -
D91-115           SWZ             Lwr-E          629.5         629.6    -           -
D91-117           SWZ             Upr-E          450.0         485.0    35          0.20
D91-117           SWZ             Lwr-E          585.0         585.1    -           -
D91-118           SWZ             Upr-E          460.0         465.0    5           0.13
D91-118           SWZ             Lwr-E          555.0         555.1    -           -
D91-119           SWZ             Upr-E          343.4         343.5    -           -
D91-119           SWZ             Lwr-E          387.5         387.6    -           -
D91-120           SWZ             Upr-E          440.0         470.0    30          0.51
D91-120           SWZ             Lwr-E          608.0         608.1    -           -
D91-121           SWZ             Upr-E          450.0         460.0    10          0.62
D91-121           SWZ             Lwr-E          608.0         608.1    -           -
D91-122           SWZ             Upr-E          410.0         440.0    30          0.34
D91-122           SWZ             Lwr-E          512.0         512.1    -           -
D91-123           And                            210.0         220.0    10          0.21
D91-123           SWZ             Upr-E          425.0         435.0    10          0.80
D91-123           SWZ             Lwr-E          510.0         515.0    5           0.28
D91-124           SWZ             Upr-E          385.0         435.0    50          0.39
D91-124           SWZ             Lwr-E          502.8         502.9    -           -
D91-125           SWZ             Lwr-W          347.0         347.1    -           -
D91-126           SWZ             Upr-W          124.5         124.6    -           -
D91-127           SWZ             Upr-W          103.3         103.4    -           -
D91-128           SWZ             Upr-W          77.7          77.8     -           -
D91-129           SWZ             Upr-W          33.9          34.0     -           -
D91-130           SWZ             Upr-E          255.0         270.0    15          0.22
D91-131           SWZ             Upr-E          260.0         270.0    10          1.28
D91-132           SWZ             Upr-E          360.0         380.0    20          0.78
D91-133           SWZ             Upr-E          320.0         345.0    25          1.29
D91-134           SWZ             Upr-E          310.0         315.0    5           0.47
D91-135           SWZ             Upr-W          64.4          64.5     -           -
D91-135           SWZ             Lwr-W          152.4         152.5    -           -
D91-136           SWZ             Upr-W          105.0         115.0    10          2.05
D91-137           SWZ             Nos-U          370.0         375.0    5           0.22
D91-137           SWZ             Nos-L          395.0         400.0    5           0.24
D91-140           SWZ             Upr-W          134.7         134.8    -           -
D91-141           SWZ             Upr-W          100.0         115.0    15          1.53
D91-142           SWZ             Upr-W          205.5         205.6    -           -
D91-143           SWZ             Upr-W          115.0         135.0    20          1.42
D91-144           SWZ             Upr-W          215.0         225.0    10          0.24
D91-145           SWZ             Upr-E          400.0         430.0    30          0.77
D91-145           SWZ             Lwr-E          485.0         490.0    5           0.27
D91-146           SWZ             Upr-E          285.0         305.0    20          1.52
D91-147           SWZ             Upr-E          440.0         455.0    15          0.44
D91-147           SWZ             Lwr-E          550.0         555.0    5           0.77


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-6
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
D91-148           SWZ             Upr-E          380.0       400.0      20          0.43
D91-148           SWZ             Lwr-E          445.0       450.0      5           0.11
D91-149           SWZ             Nos-U          415.0       420.0      5           0.20
D91-149           SWZ             Nos-L          485.0       490.0      5           0.18
D91-151           SWZ             Nos            507.2       507.3      -           -
D91-152           SWZ             Nos            517.7       517.8      -           -
D91-153           SWZ             Upr-E          420.0       460.0      40          0.77
D91-153           SWZ             Lwr-E          495.6       495.7      -           -
D91-154           SWZ             Upr-W          244.3       244.4      -           -
D91-154           SWZ             Lwr-W          280.4       280.5      -           -
D95-166           SWZ             upr            285.0       305.0      20          1.14
D95-167           SWZ             upr            400.0       440.0      40          0.16
D91-451           SWZ             Nos            405.0       420.0      15          0.51
D91-453           SWZ             Upr-E          782.1       782.2      -           -
D91-453           SWZ             Lwr-E          1169.6      1169.7     -           -
D02-176           SWZ             Nos-L          455.0       465.0      10.0        0.48
D02-177           SWZ             Nos            425.0       445.0      20.0        0.28
D02-179           SWZ             Upr-W          128.9       129.0      -           -
D02-180           SWZ             Upr-W          109.7       109.8      -           -
D02-181           SWZ             Upr-W          97.9        98.0       -           -
D02-182           SWZ             Upr-W          92.4        92.5       -           -
D02-183           SWZ             Upr-W          140.0       160.0      20.0        0.49
D02-184           SWZ             Upr-W          215.0       220.0      5.0         0.16
D02-185           SWZ             Upr-E          240.0       260.0      20.0        0.69
D02-186           SWZ             Upr-E          225.0       235.0      10.0        0.56
D02-187           SWZ             Upr-W          125.0       145.0      20.0        1.76
D02-188           SWZ             Upr-W          130.0       145.0      15.0        0.27
D02-189           SWZ             Upr-W          110.0       120.0      10.0        1.20
D02-190           SWZ             Upr-W          120.0       140.0      20.0        0.95
D02-191           SWZ             Upr-W          100.0       130.0      30.0        2.04
D02-192           SWZ             Upr-W          65.0        85.0       20.0        0.74
D02-193           SWZ             Upr-W          70.0        110.0      40.0        0.75
D02-194           SWZ             Upr-W          120.0       130.0      10.0        0.38
D02-195           SWZ             Upr-E          340.0       345.0      5.0         1.22
D02-196           SWZ             Upr-E          275.0       285.0      10.0        0.34
D02-197           SWZ             Upr-E          220.0       240.0      20.0        0.43
D02-198           SWZ             Upr-E          210.0       225.0      15.0        0.61
D02-199           SWZ             Nos            395.0       420.0      25.0        0.41
D02-200           SWZ             Upr-E          --          not        logged      --
D02-201           SWZ             Upr-W          120.0       130.0      10.0        1.21
D02-202           SWZ             Nos            420.0       455.0      35.0        0.91
D02-203           SWZ             Nos            420.0       425.0      5.0         0.65
D02-203           SWZ             Nos            470.0       485.0      15.0        0.32
D02-204           SWZ             Nos            400.0       430.0      30.0        0.54
D02-205           SWZ             Nos            385.0       390.0      5.0         0.11
D02-206           SWZ             Nos-U          450.0       455.0      5.0         1.24
D02-206           SWZ             Nos-L          545.0       550.0      5.0         0.14
D02-207           SWZ             Upr-W          135.0       145.0      10.0        0.97
D02-208           SWZ             Upr-W          125.0       130.0      5.0         0.17
D02-209           SWZ             Upr-W          70.0        85.0       15.0        0.51
D02-210           SWZ             Upr-E          243.9       244.0      -           -
D02-211           SWZ             Upr-W          135.0       140.0      5.0         0.07
D02-212           SWZ             Nos            400.4       400.5      -           -
D02-213           SWZ             Nos            415.0       445.0      30.0        0.28
D02-213           SWZ             Nos            455.0       460.0      5.0         0.37
D02-214           SWZ             Nos            370.0       410.0      40.0        0.26
D02-215           SWZ             Nos-U          395.0       415.0      20.0        0.22
D02-215           SWZ             Nos-L          480.0       487.5      7.5         0.18
D02-216           SWZ             Nos            470.0       485.0      15.0        0.77
D02-217           SWZ             Nos            395.0       400.0      5.0         0.15
DAM-060           SWZ             Nos            447.5       447.6      -           -
DAM-C09           And                            180.0       200.0      20          0.19
GA-001            And                            95.0        100.0      5           0.19
GA-002            SWZ             Nos            400.0       405.0      5           0.16
GA-067            SWZ             Nos            402.5       402.6      -           -
GA-068            SWZ             Nos            345.0       350.0      5           0.37



--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-7
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
GA-104            SWZ             Nos            367.5         367.6    -           -
GA-105            SWZ             nos            235.0         340.0    -           -
GA-106            SWZ             nos            302.5         302.6    -           -
GA-131            SWZ             nos            220.0         325.0    -           -
GA-132            SWZ             Nos            372.5         372.6    -           -
GA-133            SWZ             Nos            315.0         315.1    -           -
GA-134A           SWZ             Nos            287.5         287.6    -           -
GA-135            SWZ             Nos            255.0         265.0    10          0.56
GA-136            SWZ             Nos            312.5         312.6    -           -
GA-160            SWZ             Nos            430.0         435.0    5           0.12
GA-161            SWZ             Nos            289.9         290.0    -           -
GA-161            SWZ             LWR            375.0         375.1    -           -
GA-170            SWZ             Upr-E          189.9         190.0    -           -
GA-170            SWZ             Lwr-E          325.0         325.1    -           -
GA-171            SWZ             Upr-E          264.9         265.0    -           -
GA-171            SWZ             Lwr-E          315.0         315.1    -           -
GA-191            SWZ             Nos            355.0         360.0    5           0.35
GA-192            SWZ             Nos            230.0         235.0    5           0.16
GA-196            SWZ             Upr-E          314.9         315.0    -           -
GA-196            SWZ             mbl            345.0         350.0    5           0.39
GA-196            SWZ             Lwr-E          360.0         360.1    -           -
GA-197            And                            140.0         145.0    5           0.34
GA-197            SWZ             Nos-U          370.0         380.0    10          0.20
GA-197            SWZ             Nos-L          430.0         445.0    15          0.15
GA-198            And                            140.0         145.0    5           0.16
GA-198            SWZ             Nos            347.5         347.6    -           -
GA-199            SWZ             Nos            310.0         310.1    -           -
GA-214            SWZ             nos            350.0         495.0    -           -
GA-221            And                            30.0          35.0     5           0.11
GA-221            SWZ             Nos            342.5         342.6    -           -
GA-222            SWZ             Nos-U          410.0         415.0    5           0.16
GA-222            SWZ             Nos-L          460.0         480.0    20          0.42
GA-223            SWZ             Upr-E          339.9         340.0    -           -
GA-223            SWZ             Lwr-E          410.0         420.0    10          0.24
GA-224            SWZ             Upr-E          319.9         320.0    -           -
GA-224            SWZ             Lwr-E          365.0         365.1    -           -
GA-225            SWZ             Upr-E          369.9         370.0    -           -
GA-225            SWZ             Lwr-E          470.0         480.0    10          0.25
GA-226            SWZ             Upr-E          290.0         300.0    10          0.15
GA-226            SWZ             Upr-E          310.0         320.0    10          0.19
GA-226            SWZ             Lwr-E          410.0         410.1    -           -
GA-227            And                            145.0         155.0    10          0.95
GA-227            SWZ             Nos            372.5         372.6    -           -
GA-228            And                            100.0         105.0    5           0.45
GA-228            SWZ             Nos            362.5         362.6    -           -
GA-C12            And                            120.0         135.0    15          0.41
GA-C12            SWZ             Nos            331.7         331.8    -           -
GBK-001           SWZ             Upr-W          24.9          25.0
GBK-001           SWZ             Lwr-W          100.0         100.1
GBK-002           SWZ             Upr-W          69.9          70.0     -           -
GBK-002           SWZ             Lwr-W          140.0         140.1    -           -
GBK-043           SWZ             Upr-W          24.9          25.0     -           -
GBK-043           SWZ             Lwr-W          115.0         120.0    5           0.11
GBK-044           SWZ             Upr-W          9.9           10.0     -           -
GBK-044           SWZ             Lwr-W          65.0          75.0     10          0.14
GBK-045           SWZ             Lwr-W          120.0         120.1    -           -
GBK-046           SWZ             Lwr-W          190.0         190.1    -           -
GBK-047           SWZ             Upr-W          9.9           10.0     -           -
GBK-047           SWZ             Lwr-W          70.0          70.1     -           -
GBK-062           SWZ             Lwr-W          185.0         185.1    -           -
GBK-063           SWZ             Lwr-W          95.0          95.1     -           -
GBK-064           SWZ             Upr-W
GBK-064           SWZ             Lwr-W
GBK-065           SWZ             Upr-W          14.9          15.0     -           -
GBK-065           SWZ             Lwr-W          105.0         105.1    -           -
GBK-066           SWZ             Lwr-W          115.0         115.1    -           -


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                   SWZ Intersections                   Page A5-8
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                                                         COMP/SAMP INTERVAL (@5')
                                                 ---------------------------------------
BHID             Zone             Domain         From          To     Length      Au-opt
----             ----             ------         ----          --     ------      ------
GBK-092            SWZ            Lwr-W          35.0          35.1     -           -
GBK-094A           SWZ            Upr-W          49.9          50.0     -           -
GBK-094A           SWZ            Lwr-W          165.0         185.0    20          0.27
GBK-095            SWZ            upr            149.9         150.0    -           -
GBK-095            SWZ            lwr            165.0         165.1    -           -
GBK-129            SWZ            nos            190.0         200.0    10          0.18
GBK-130            SWZ            upr            180.0         185.0    5           0.11
GBK-130            SWZ            lwr            275.0         280.0    5           0.11
GBK-143            SWZ            Lwr-W          105.0         105.1    -           -
GBK-149            SWZ            nos            165.0         280.0    -           -
GBK-150            SWZ            nos            300.0         310.0    10          0.30
GBK-151            SWZ            Upr-W          24.9          25.0     -           -
GBK-151            SWZ            Lwr-W          110.0         110.1    -           -
GBK-152            SWZ            Upr-E          200.0         210.0    10          0.88
GBK-152            SWZ            Lwr-E          280.0         315.0    35          0.41
GBK-153            SWZ            Upr-W          119.9         120.0    -           -
GBK-153            SWZ            Lwr-W          210.0         220.0    10          0.15
GBK-154            SWZ            Nos            247.5         247.6    -           -
GBK-155            SWZ            Upr-W          64.9          65.0     -           -
GBK-155            SWZ            Lwr-W          200.0         200.1    -           -
GBK-159            SWZ            upr            249.9         250.0    -           -
GBK-159            SWZ            lwr            260.0         260.1    -           -
GBK-173
GBK-189            SWZ            Upr-E          184.9         185.0    -           -
GBK-189            SWZ            Lwr-W          260.0         270.0    10          0.34
GBK-189            SWZ            Lwr-W          295.0         300.0    5           0.34
GBK-190            SWZ            Nos-U          255.0         260.0    5           0.11
GBK-190            SWZ            Nos-L          310.0         335.0    25          1.06
GBK-193            SWZ            Upr-W          114.9         115.0    -           -
GBK-193            SWZ            Lwr-W          225.0         225.1    -           -
GBK-194            SWZ            Lwr-W          270.0         270.1    -           -
GBK-195            SWZ            Upr-W          54.9          55.0     -           -
GBK-195            SWZ            Lwr-W          235.0         235.1    -           -
GBK-200            SWZ            Upr-W          44.9          45.0     -           -
GBK-200            SWZ            Lwr-W          140.0         140.1    -           -
GBK-215            SWZ            nos            320.0         455.0    -           -
GBK-229            SWZ            Lwr-W          280.0         280.1    -           -
GBK-C10            SWZ            Upr-W          14.8          14.9     -           -
GBK-C10            SWZ            Lwr-W          71.8          71.9     -           -

-        denotes no significant values (<0.1 opt Au)

Notes: Only holes south of 6300N tabulated. For zone intersections without significant Au values ("-"), zone boundaries set at: a) relevent mbl-main contact -/+ 0.1foot, for "Upr" and "Lwr" units respectively,
         b) mid-point of "Nos" interval, with 0.1foot thickness.




--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A6-1
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                                  APPENDIX A-6
                                  ------------


                                 EXCERPTS FROM:

          JOHNSON, S.D., 1992. THE CROWN JEWEL DEPOSIT RESERVE REPORT.
                        UNPUBLISHED BMG INTERNAL REPORT.



--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-1
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                                  APPENDIX A-7
                                  ------------


                                 QA/QC by Neal





--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-2
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                         SAMPLING PROCEDURES FOR 2002-03
                            SOUTHWEST ZONE DRILLING


                              BUCKHORN MTN PROJECT

                                CROWN RESOURCES


                             [graphic appears here]




                                  Prepared by:

                                   W. S. Neal

                                   July, 2003




--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-3
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

Crown Resources drilled 12,026 feet of core in 41 holes during the fall of 2002. This program was designed to increase the density of drilling on the edges and in the nose zone of the Southwest ore body. Of particular interest were areas where mineralization grade and/or thickness appeared to change significantly over short distances. This ore body had been previously outlined by 170 BMG holes drilled on 100 foot centers. All but four of these were vertical holes. The 2002 Crown holes were drilled from existing roads on BMG drill pads. They were angled to intercept the skarn target at a center point between four BMG holes (Fig. 1). Up to four angle holes were drilled in different directions from a single drill pad.

Coordinates for the collars of new drill holes were measured by brunton and tape from pre-existing surveyed BMG collars on the same drill pad. Most of the BMG collars had been reclaimed prior to Crown drilling. Approximate locations were identified from the disturbance caused by reclamation. A horizontal error of up to 5 feet, but typically around 2 feet, could exist in the new coordinates due to uncertainty of the exact location of the BMG collars. The BMG drill pads had not been reclaimed so elevations of the new holes were assumed to be the same as the BMG collars.


          2084000                    2084500                     2085000

                             [graphic appears here]


      FIGURE 1 - 2002 CROWN RESOURCE DRILL COLLARS AND TARGET PIERCE POINTS

All drill holes were surveyed down-hole using a single shot tool supplied and operated by the drill contractor. Readings taken every 50 feet in the hole were compared to azimuth and dip readings at the surface taken by a geologist during drilling operations. The survey instrument used magnetic compass readings for determining azimuth. A built-in magnetometer provided magnetic readings at each survey interval. Strong magnetic interference was regularly encountered due to high magnetite and pyrrhotite concentrations in the ore body. As a result, in areas of strong magnetic readings, large apparent hole deviations were indicated by


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-4
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

azimuth readings but not by dip readings. It was concluded that these azimuth readings were erroneous and survey intervals with strong magnetic signatures were discarded.

Core was picked up daily at the drill site by geologists and moved to storage in the core shack at Chesaw. Julian Karas, geologist, marked the core at 5 foot intervals. Occasionally it was necessary to correct the indicated footage due to errors by the drilling crew in marking boxes and blocks. Karas also did geotechnical logging and digitally photographed each box of core. Bill Neal logged the geology of the skarn zones in detail and took selective detailed digital photographs. The overlying andesite package was quick-logged by Neal, Karas, and graduate student Miguel Gaspar. Digital photographs were downloaded daily onto computers in Oroville and in Chesaw, as well as archived on CD.

Intervals for assay were selected on the basis of geology. The maximum sample length was five feet. The minimum was 0.5 feet. Footage for geological breaks and sample intervals was rounded to the nearest 0.5 foot. Intervals selected for sampling were marked on the core by the geologist. The core was split in half with a diamond saw. Sawing was done by contractor U.S. Stone under the supervision of the geologists on site. Split core was returned to the box until splitting of the hole was completed. Most of the core drilled was HQ size. In one hole the drillers reduced to NQ size core due to drilling problems.

One half of the split core was sent for assay. The other half was stored at Chesaw. Sampled core was placed in numbered plastic bags. A sample card was filled out for each sample and a corresponding numbered tag placed in the sample bag. Bags were stapled shut when full. Sample numbers and intervals were marked on the core boxes as the core was sampled. Printouts of the sample intervals were used to check accuracy. CAS Labs picked up the bagged samples at the core shack and delivered them to the lab in Spokane, WA.

A total of 706 intervals were selected for assay. Skarn zones were sampled in their entirety. Selected intervals of andesite or other rock types were sampled where they appeared to have anomalous sulfide content or specific geological interest.

All samples were submitted to CAS labs for Au-Ag assays. Standard sample preparation began with the core samples being crushed to -10 mesh and 300g split taken for further processing. The split was pulverized to 90% passing --150 mesh. Problems of caking were reported during the pulverizing process, particularly for samples on the west side of the ore zone. Extra care was taken by CAS to clean the pulverizer between samples to prevent contamination. Gold assays were done on a one assay ton (30g) split of the pulp using fire assay with a gravimetric finish. Results were reported in ounces/ton along with a calculated gram/tonne equivalent (see Table 1). The lower detection limit was
0.001 opt Au. Pulps and rejects were returned to Crown and stored in the core shed at Chesaw.

Standards and blanks were submitted regularly with the samples. See Table 2 for results. Every tenth sample in the numbering sequence was a blank or one of two standards purchased from CDN Resource Laboratories Ltd of Delta, BC. Each standard was purchased in a 2 kg lot and repackaged into 50g pulps by geologists on site. Standard A was CDN-GS-5 with an expected grade of 20.77 +/- 0.91 g/t. Standard B was CDN-GS-6 with an expected grade of 9.99 +/- 0.50 g/t. Reference information provided by CDN are attached to this report. Unmineralized granodiorite from D02-175 was used for a blank.

All 36 analyses of Standard A returned assays that were within the acceptable range for the standard. An average variability of 2% was obtained for this standard. Standard B had 3 of 36


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-5
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

analyses outside of the acceptable range. Two samples were 7.7% and 5.7% high, while the other was 8.5% low. An average variability of 2.7% was obtained for this standard. The blank had 2 of 9 analyses with gold values slightly above detection level (0.002 and 0.003 opt). In both cases the samples were prepped in sequence immediately following visible gold samples with +1 opt assays. Overall, the results of the standard assaying are well within the range of expected variability.

Duplicate pulps (labeled split A and split B) were analyzed as standard procedure for all samples where visible gold was logged in the core. Visible gold was detected in 30 intervals (4% of assays). Approximately 80% of these intervals returned ore grade assays (>0.1 opt Au). Four intervals with visible gold returned low grade assays of 0.077, 0.066, 0.045, and 0.014 opt Au. Check assays confirmed the low grades.

Visible gold was observed in over 50% of the 40 intervals that assayed greater than 1 opt Au and over 35% of the 68 intervals that assayed greater than 0.5 opt Au. Assay reproducibility was very good between pulps and resplits and between A and B splits. No significant nugget effect was indicated in these samples. Only one ore grade interval exceeded +/-15% variability. Without this sample, intervals with visible gold showed an average variability of only +/- 6%

                             [graphic appears here]


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-6
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


 FIGURE 2 - RESULTS OF DUPLICATE SPLITS FROM INTERVALS WITH VISIBLE
            GOLD. INSET GRAPH INCLUDES ALL SAMPLES WITH VISIBLE GOLD.

CAS reported the results of their internal QA/QC procedures. These internal checks included re-analysis of pulp and re-splitting rejects to make a new pulp. Duplicate assays were standard procedure for all samples with high grade results. CAS internal checks were done on 139 samples (20% of assays). Figures 3a and 3b show the results with both normal scale (better to see high grade results) and log scale (better to see low grade results). Overall, the reproducibility of the assays was excellent. Two samples, 6162 and 6460, showed high variability that accounts for most of the scatter in Figure 3a. These will be discussed below.

CAS Internal Check Assays

[graphic appears here]

Figure 3a - Results of CAS Internal Check
            assays with normal scale in opt Au.


CAS Internal Check Assays
(Log scale)

                                    [graphic appears here]

Figure 3b - Results of CADS Internal Check
            assays with logarithmic scale in
            opt Au.


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-7
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

Pulps from 76 intervals (11% of assays) were submitted for check assays. The initial 46 samples were sent to ALS Chemex in Vancouver, BC. The second batch of 30 samples was sent to American Analytical Services in Osburn, ID. Check samples were selected at random to cover the entire range of assay results. Then additional samples were selected to check higher grade results and intervals with visible gold. A graph of results (Figure 4) shows very good reproducibility between the different labs. Overall, 75% of the Chemex results and 63% of the American Analytical results were slightly lower than the CAS results.

Check Assays
(0.1 to 3.0 opt only)

[graphic appears here]

Figure 4 - Results of check assays from Chemex and American Analytical


Results for 8 samples from Chemex showed a marked difference from CAS results. The pulps for these 8 samples were resubmitted to Chemex with different sample numbers. In addition, rejects for the same samples were resubmitted to CAS with different sample numbers. Table 2 summarizes the results from six assays for each sample. The second Chemex assay and the three CAS assays from the resubmitted rejects support the first Chemex check assay. The results suggest that either there was a nugget effect in the pulp used for the first CAS assay or



--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-8
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

that the first CAS assay was in error. The reproducibility of the check assays from both pulp and rejects, by both labs, argues against any significant nugget effect.


                 TABLE 2 - ASSAY RESULTS FROM RE-SUBMITTALS FOR CHECK ASSAYS

Original ID      CAS       Chemex 1           Chemex 2        Re-submittal     CAS RS-1     CAS RS-2     CAS RS-3
-----------      ---       --------      -----------------    ------------     --------     --------     --------
5786             0.214     0.198         CR-101     0.179
5718             0.103     0.077         CR-102     0.084         6131            .073         .084         .079
5897             0.002     0.018         CR-103    <0.001
5938             3.946     6.329         CR-104     6.180         6136           6.816        5.497        6.018
5910             0.051     0.028         CR-105     0.023         6135            .023         .022         .019
5863             2.041     2.470         CR-106     2.300         6134           2.429        2.228        2.349
5842             1.302     0.650         CR-107     0.569         6133            .625         .643         .622
5765             0.374     0.209         CR-108     0.207         6132            .202         .218         .203


All but two of the American Analytical check assays showed good reproducibility with the original CAS assays. However, samples 6214 and 6327 have dramatically different assay results. In both cases, one lab got very high gold values, and the other lab got very low gold values (results highlighted in Table 3). The fact that each lab has one of the high assays and one of the low assays indicates that this was not simply lab error. Additional check assays have not been done on these two samples.

                    TABLE 3 - HIGHLY VARIABLE ASSAY RESULTS

                                      CAS checks
                        CAS        ---------------      American
                       original    pulp      reject    pulp check
                       --------    ----      ------    ----------

CR-6162 Split A        1.385       1.126                1.083
CR-6162 Split B        2.377       2.294     0.772      2.036
CR-6214                2.466                 2.327      0.003
CR-6327                0.035                            0.898
CR-6460                4.686       5.795     6.686      3.957

Two samples which showed high variability in the CAS internal checks, 6162 and 6460 (Table 3), were checked by American Analytical. The American checks were all lower than the CAS results but were of the same order of magnitude. Sample 6162 had visible gold in the core and shows consistency in assay results within a given pulp. The variability between pulps and in the reject strongly suggests a nugget effect. Sample 6460 did not have visible gold in the core but also shows high variability in assay results. This high variability also suggests a nugget effect.

Overall, the assay results from the Crown drilling appear to be reasonable and reproducible. No significant systematic lab errors or other problems were noted. Although a nugget effect is indicated by variability of assay results in some samples, it appears to be a problem for only a small percentage of samples. Metallic screen assays are recommended for those samples with a nugget effect problem but none have been done at this time.

Samples submitted to CAS were assayed for silver as well as gold. Silver values were low. Only 7 samples exceeded 1 opt Ag with the highest being 2.81 opt Ag. A simple non-weighted average of all ore grade assays, those samples with over 0.1 opt Au, gave 0.94 opt Au with 0.27 opt Ag. No check assays were done for silver nor were silver standards submitted to the labs.


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-9
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                        TABLE 2 - ASSAYS FROM STANDARDS

                                                                      Au      calc   difference
STANDARDS                                               Lab ID        opt      g/t    from std
---------                                               ------       ----     -----    ------
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5709      0.591    20.26    -0.51
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5749      0.605    20.74    -0.03
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5779      0.589    20.19    -0.58
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5799      0.595    20.40    -0.37
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5819      0.605    20.74    -0.03
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5859      0.611    20.95     0.18
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5869      0.592    20.30    -0.47
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5879      0.619    21.22     0.45
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5909      0.604    20.71    -0.06
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5939      0.599    20.54    -0.23
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5949      0.603    20.67    -0.10
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5989      0.595    20.40    -0.37
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-5999      0.600    20.57    -0.20
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6019      0.597    20.47    -0.30
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6039      0.608    20.85     0.08
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6079      0.596    20.43    -0.34
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6089      0.611    20.95     0.18
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6109      0.612    20.98     0.21
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6139      0.590    20.23    -0.54
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6159      0.597    20.47    -0.30
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6199      0.598    20.50    -0.27
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6219      0.593    20.33    -0.44
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6229      0.608    20.85     0.08
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6259      0.603    20.67    -0.10
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6279      0.596    20.43    -0.34
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6299      0.601    20.61    -0.16
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6309      0.588    20.16    -0.61
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6339      0.599    20.54    -0.23
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6349      0.589    20.19    -0.58
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6379      0.596    20.43    -0.34
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6389      0.607    20.81     0.04
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6399      0.597    20.47    -0.30
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6449      0.592    20.30    -0.47
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6479      0.600    20.57    -0.20
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6489      .593     20.33    -0.44
Standard A = CDN-GS-5; 20.77 +/- 0.91 g/t               CR-6519      .608     20.85     0.08

--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                       Page A7-10
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                        TABLE 2 - ASSAYS FROM STANDARDS

                                                                      Au       calc   difference
STANDARDS                                               Lab ID        opt      g/t    from std
---------                                               ------       ----     -----    ------
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5719       0.286    9.81      -0.18
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5739       0.269    9.22      -0.77
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5759       0.293    10.05      0.06
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5769       0.282    9.67      -0.32
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5809       0.290    9.94      -0.05
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5829       0.289    9.91      -0.08
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5839       0.290    9.94      -0.05
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5849       0.296    10.15      0.16
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5889       0.284    9.74      -0.25
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5919       0.300    10.29      0.30
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5969       0.294    10.08      0.09
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-5979       0.294    10.08      0.09
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6009       0.316    10.83      0.84
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6029       0.302    10.35      0.36
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6069       0.299    10.25      0.26
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6099       0.296    10.15      0.16
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6119       0.302    10.35      0.36
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6129       0.306    10.49      0.50
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6149       0.304    10.42      0.43
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6179       0.293    10.05      0.06
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6189       0.303    10.39      0.40
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6239       0.292    10.01      0.02
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6249       0.303    10.39      0.40
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6269       0.297    10.18      0.19
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6289       0.302    10.35      0.36
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6319       .296     10.15      0.16
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6329       .286     9.81      -0.18
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6359       .301     10.32      0.33
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6409       .293     10.05      0.06
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6419       .303     10.39      0.40
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6429       .294     10.08      0.09
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6459       .305     10.46      0.47
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6469       .299     10.25      0.26
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6499       .304     10.42      0.43
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6509       .298     10.22      0.23
Standard B = CDN-GS-6; 9.99 +/- 0.50 g/t               CR-6529       .308     10.56      0.57

Blank=Granodiorite from D02-175                        CR-5729       0.001
Blank=Granodiorite from D02-175                        CR-5789       <.001
Blank=Granodiorite from D02-175                        CR-5899       <.001
Blank=Granodiorite from D02-175                        CR-5929       0.002
Blank=Granodiorite from D02-175                        CR-5959       <.001
Blank=Granodiorite from D02-175                        CR-6049       0.002              0.003
Blank=Granodiorite from D02-175                        CR-6059       <.001
Blank=Granodiorite from D02-175                        CR-6169       <.001
Blank=Granodiorite from D02-175                        CR-6209       <.001
Blank=Granodiorite from D02-175                        CR-6369       <.001
Blank=Granodiorite from D02-175                        CR-6439       <.001
Blank=Granodiorite from D02-175                        CR-6517       <.001


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                                   APPENDIX B

                       CERTIFICATES OF QUALIFIED PERSONS






--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                          Page 2
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------


                             CERTIFICATE AND CONSENT
           TO ACCOMPANY THE CROWN RESOURCES - BUCKHORN MOUNTAIN REPORT



I, Michael J. Michaud, residing at 43 Eastlawn Street, Oshawa, Ontario, Canada do hereby certify that:

     1. I am a Senior Geologist with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, Canada;

     2. I am a graduate of the University of Waterloo with a HBSc. in Earth Science in 1987 and a MSc. from Lakehead University in 1998, and have practiced my profession continuously since 1987;

     3. I am a a fellow with the Geological Association of Canada and a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of the province of British Columbia;

     4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Buckhorn Mountain Project or Crown Resources corporation;

     5. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

     6.  I, as the qualified person, am independent of the issuer as defined in
         Section 1.5 of National Instrument 43-101;

     7. I have not had any prior involvement with the property that is subject to the technical report.

     8. I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

     9. Steffen Robertson and Kirsten (Canada) Inc. was retained by Crown Resources Corporation to review the mineral resources for the Buckhorn Mountain Project in accordance with National Instrument 43-101. The following report is based on our review of project files, discussions with Crown resources personnel, and observations made during a site visit in December, 2002.

     10. I was a co-author of the report.

     11. I hereby consent to use of this report for submission to any Provincial regulatory authority.





         Toronto, Canada                          Michael J. Michaud, P.Geo.,
         December, 2003                           Principal Geologist


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                          Page 3
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------



                             CERTIFICATE AND CONSENT
           TO ACCOMPANY THE CROWN RESOURCES - BUCKHORN MOUNTAIN REPORT



I, Lyle A Morgenthaler P.Eng , residing at 175 Robson Drive Kamloops B.C. Canada V2E 2K6 do hereby certify that:

     1. I am a Mining Engineer with the firm of Greystone Engineering Ltd with an office at 203-1425 Pearson Place Kamloops B.C. Canada V1S 1J9

     2. I am a graduate of the University of British Columbia (1984)with a BASc. in Mining Engineering, and have practiced my profession continuously since 1985;

     3. I am a member of both the Association of Professional Engineers and Geoscientist of British Columbia and the Association of Professional Engineers, Geologists and Geophysicists of Alberta;

     4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Crown Resources Corporation, or Kinross Gold Corporation.

     5. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

     6. I have not had any prior involvement with any property that is subject to the feasibility study.

     7. Greystone Engineering Limited. was retained by Crown Resources Corporation to design the mine based on the geological and resource models at Buckhorn Mountain Project.

     8. I have read National Instrument 43-101 and Form 43-101F1 and the feasibility report has been prepared in compliance with this Instrument and Form 43-101F1.

     9. I was a co-author of the report.

     10. I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.





         Kamloops B.C. Canada                        Lyle A Morgenthaler P.Eng.
         December, 2003                              Mining Engineer




--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                          Page 4
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

                             CERTIFICATE AND CONSENT
           TO ACCOMPANY THE CROWN RESOURCES - BUCKHORN MOUNTAIN REPORT



I, Peter C. Cooper, residing at 121 Westlake Road, Oroville, Washington 98844, USA do hereby certify that:

     1.  I am an independent consulting geologist.

     2. I am a graduate of the University of New Brunswick (Canada) with a B.Sc. in geology, and have practiced my profession continuously since 1976.

     3. I am a member of the Society of Mining Engineers (SME), and a Licensed Geologist (L.G.) in the State of Washington.

     4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Crown Resources Corporation, or Kinross Gold Corporation.

     5. I am not aware of any material fact or material change with respect to the subject matter of the technical report ("Resources Estimation, Buckhorn Mt. Project") that is not reflected in the technical report, the omission to disclose which makes the technical report misleading. However, I am aware of new geological analysis and interpretation activities conducted by co-author Neal that could ultimately change the resource estimate. That study however is incomplete and is not available for use in a resource estimate at this time.

     6. I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

     7. Prior to my work as a consultant for Crown Resources, I worked as an employee of Battle Mountain Gold Company on the property that is the subject to the feasibility study.

     8. I was a co-author of the technical report "Resources Estimation, Buckhorn Mt. Project".

     9. I hereby consent to use of this report, and my name, in the preparation of a prospectus for submission to any regulatory authority.





         Oroville, Washington, USA                       Peter C. Cooper, L.G.
         December, 2003                                  Consulting Geologist


--------------------------------------------------------------------------------
SRK Consulting                                                    December 2003

Crown Resources                                                          Page 5
Buckhorn Mountain Project                                      Technical Report
--------------------------------------------------------------------------------

                             CERTIFICATE AND CONSENT
           TO ACCOMPANY THE CROWN RESOURCES - BUCKHORN MOUNTAIN REPORT



I, Nelson T. McKinnon, residing at #1-2320 16th St SW, Calgary Alberta Canada do hereby certify that:

     1. I am a graduate of Carleton University, Ottawa Canada with a B.Sc. in Geology, and have practiced exploration geology since 1996.

     2. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Crown Resources Corporation, or Kinross Gold Corporation.

     3. I am not aware of any material fact or material change with respect to the subject matter of the technical report, Resources Estimation, Buckhorn Mt. Project, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

     4. I have not had any prior involvement with any property that is subject to the feasibility study.

     5.  I was a co-author of the resource estimation used for this report.

     6. I hereby consent the use of this report and my name in the preparation of a prospectus for submission to any Provincial regulatory authority.





         Calgary, Alberta, Canada                     Nelson T. McKinnon, B.Sc.
         December, 2003